As filed with the Securities and Exchange Commission on November 14, 2011

Registration Number 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

APPLIED MEDICAL CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	3841	27-2245891
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

22872 Avenida Empresa

Rancho Santa Margarita, California 92688

(949) 713-8000

(Address, including zip code, and telephone number, including area code, of registrant’s of principal executive offices)

Said S. Hilal

President and Chief Executive Officer

Applied Medical Corporation

22872 Avenida Empresa

Rancho Santa Margarita, California 92688

(949) 713-8000

(Name, address and telephone number, including area code, of agent for service)

Copies to:

Gregg A. Noel Brian J. McCarthy Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, CA 90071 (213) 687-5000	Bruce A. Mann Andrew D. Thorpe Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105-2482 (415) 268-7000

As soon as practicable after the effective date of this Registration Statement.

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether there registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer  ☐            Accelerated filer  ☐                   Non-accelerated filer  ☒             Smaller reporting company  ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Class A Common Stock, $0.001 par value per share	$95,829,975.12	$10,982.12

(1)	Estimated solely for the purpose of computing the amount of the registration fee, in accordance with Rule 457(o) promulgated under the Securities Act of 1933.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion) Dated November 14, 2011

6,405,747 Shares

CLASS A COMMON STOCK

This is the initial public offering of Class A common stock of Applied Medical Corporation. No public market currently exists for our shares. The selling stockholders are offering 6,405,747 shares of our Class A common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock. Outstanding shares of Class B common stock will represent approximately 95.1% of the voting power of our outstanding capital stock following this offering.

THE OFFERING	PER SHARE	TOTAL

Public Offering Price	$	$

Placement Agency Fee	$	$

Proceeds to Selling Stockholders	$	$

OpenIPO® and Best Efforts Offering: The method of distribution being used by the placement agent in this offering differs somewhat from that traditionally employed in firm commitment underwritten public offerings. In particular, the public offering price and allocation of shares will be determined primarily by an auction process conducted by the placement agent participating in this offering. In addition, the placement agent is not required to sell any specific number or dollar amount of shares of Class A common stock but has agreed to use its best efforts to procure potential purchasers for the shares of Class A common stock offered pursuant to this prospectus. The auction will close and a public offering price will be determined after the registration statement becomes effective. A more detailed description of the OpenIPO process and the best efforts offering is included in the “Plan of Distribution” section of this prospectus beginning on page 112.

The placement agent expects to deliver the shares of Class A common stock to purchasers on                    .

We do not intend to apply to list our Class A common stock on any national securities exchange.

This offering involves substantial risk. You should purchase shares only if you can afford a complete loss of your investment.

See “Risk Factors” beginning on page 7.

Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     .

You should rely only on the information contained in this prospectus and any free-writing prospectus that we authorize to be distributed to you. We have not, and the placement agent has not, authorized anyone to provide you with information different from or in addition to that contained in this prospectus or any related free-writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are offering to sell and are seeking offers to buy shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus and any free-writing prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any free-writing prospectus or of any sale of the Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in our Class A common stock. You should read the entire prospectus carefully, especially the risks of investing in our Class A common stock discussed under “Risk Factors” and our consolidated financial statements and accompanying notes. In this prospectus, unless the context otherwise requires, “Applied Medical,” “Applied,” “we,” “us” or “our” refer to Applied Medical Corporation and its subsidiaries.

Applied Medical Corporation

We develop, manufacture and market medical devices for general, colorectal, bariatric, vascular, gynecological, urological and pediatric surgical procedures. We generate revenue by delivering surgical devices that reduce the invasiveness of open procedures and minimize the likelihood of trauma and wound-site infections during these procedures.

Our Mission

Our mission is to improve clinical outcomes while increasing the availability and affordability of healthcare in general. We strive to deliver the following four key requirements in our field:

•	Improved clinical outcomes;

•	Enhanced choices;

•	Reduced cost or improved value; and

•	Excellent service.

While many of our competitors aspire to address one or more of these needs, we are committed to addressing all four. This means that we strive to offer an improved product or outcome at a lower cost. We therefore tend to price and sell our products at levels significantly below the prevailing average selling price, or ASP, in the marketplace. Although this approach may not be new in many markets, we believe it differentiates us in the medical device arena. We have remained committed to this approach throughout our 24 years. Our approach has tended to reduce ASPs and, to a great extent, meaningfully shrink the size, based on revenue, of our target markets. We believe that this approach is an efficient way of breaking into some highly contested and often foreclosed market segments.

Benefits to Our Customers

We offer our customers the following key benefits:

•

Innovation. We have a long history of investing significant portions of our revenues in research and development. To date, we have compiled a portfolio of approximately 300 issued and 250 pending patents. We respect other parties’ intellectual property and resolutely defend ours from infringers.

•

Lower Cost. We strive to reduce the cost of surgical procedures and related supplies. We spend approximately half of our research and development budget on developing reliable processes and automation for manufacturing our products.

•

Choices. We are reluctant to eliminate a product choice or an option for the hospital or surgeon. Although we discontinue some older products from time to time, our process for phasing out products is elaborate and considerate of our customers’ needs.

•

Exceptional Service. We have dedicated considerable time, capital and resources to serve our customers, from training to servicing clinical teams. We have also foregone opportunities for faster growth in order to dedicate time and effort towards updating our customers on the latest innovations and improvements.

•

Commitment to Science. We conduct basic scientific research in order to foster our product development. For example, our scientists have enhanced processes for incorporating titanium, gel and other materials into our products.

•

Commitment to Independent and Credible Research. We support clinical research designed to foster the best science, research design and implementation, as well as the most credible and accurate conclusions.

•

Commitment to Quality and Regulatory Compliance. We continue to put our best talents and efforts towards unequivocal compliance with regulatory requirements, including quality system regulations and related policies and procedures.

Our Target Markets and Products

We provide medical devices for general, colorectal, bariatric, vascular, gynecological, urological and pediatric surgical procedures in the U.S. and select international markets.

In the trocar market, our Abdominal Access System includes the Kii® Fios® First Entry, Kii® Balloon Blunt Tip, Kii® Advanced Fixation, Kii® Shielded Bladed and Kii® Optical Access.

Our GelPort® laparoscopic system combines the speed and precision of open surgery with the clinical outcomes and patient benefits of minimally invasive surgery.

For single incision surgery, our GelPOINT® advanced access platforms enable minimally invasive surgery through a single access point by providing a flexible, air-tight fulcrum to facilitate triangulation of standard instrumentation.

In the wound retractor market, our Alexis® wound protector/retractor provides 360 degrees of circumferential, atraumatic retraction, while significantly decreasing wound infection and maintaining moisture at the incision site. The self-retaining design of the Alexis® wound protector/retractor effectively holds the incision site open, allowing the surgeon to easily access the operative field and maximize surgical assistance.

In the instruments market, our products include the Epix® universal laparoscopic clip applier, scissors, grasper and dissector and the Inzii® retrieval system. These products complement our access and trocar lines although many accounts do not purchase our full range of products.

In the cardiac/vascular market, we pioneered the concept of “pressure independent traction” with the development of latis® and Fibra® inserts for our line of vascular clips and clamps. The vascular occlusion products consist of low profile Stealth® clips and clamps.

We also have product lines that address specialty markets. These specialized products often require one-on-one interaction with surgeons. The selling process, therefore, is lengthy, expensive and demanding. These segments present an opportunity to demonstrate to clinicians our ability to listen to their needs, define problems in need of solutions, and implement technical solutions that assist the clinician and patient.

We distribute our products through direct and indirect channels of distribution. We have developed direct distribution channels in the U.S., select European countries and Australia. In other countries, we rely on independent distributors who understand our mission and the promise of our brand.

Corporate Information

Applied Medical Corporation was incorporated in Delaware in February 2010 to become the holding company for Applied Medical Resources Corporation, which was founded in California in 1987. Our principal executive offices are located at 22872 Avenida Empresa, Rancho Santa Margarita, California 92688, and our telephone number is (949) 713-8000. Our corporate website is www.appliedmedical.com. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Trademarks and Logos

Applied Medical, Separator® access system, Universal® seal, GelPort, GelPOINT, GelSeal, Alexis, latis, Fibra, Stealth® clips, Fios, Kii, Epix, Inzii, and the Applied Medical logo are registered trademarks of Applied Medical and Alexis® O is an unregistered trademark of Applied Medical. This prospectus also includes the registered and unregistered trademarks of other persons.

THE OFFERING

Class A common stock offered by the selling stockholders	6,405,747 shares

Class A common stock to be outstanding after this offering	6,551,558 shares

Class B common stock to be outstanding after this offering	12,631,433 shares

Total Class A and Class B common stock to be outstanding after this offering	19,182,991 shares

Use of proceeds	We will not receive any proceeds from this offering.

Risk factors	See “Risk Factors” beginning on page 7 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Except as otherwise indicated, all share information in this prospectus is based on 145,811 shares of Class A common stock, 12,041,211 shares of Class B common stock and 6,995,969 shares of preferred stock outstanding as of October 31, 2011 and:

•	assumes the conversion of all outstanding shares of our preferred stock into 6,995,969 shares of Class B common stock;

•	assumes the conversion of 6,405,747 shares of Class B common stock into 6,405,747 shares of Class A common stock in connection with this offering;

•

excludes 1,000 shares of Class A common stock and 3,093,684 shares of Class B common stock issuable upon exercise of outstanding stock options that have been granted under our stock incentive plans; and

•	excludes 2,312,710 shares of Class A common stock and Class B common stock available for future grant or issuance under our Third Amended and Restated 2008 Stock Incentive Plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents summary consolidated historical and pro forma financial data. We derived the summary income statement data for the years ended December 31, 2008, 2009 and 2010 and the summary balance sheet data as of December 31, 2009 and 2010 from our audited consolidated financial statements and notes thereto included in this prospectus. We derived the summary income statement data for the six months ended June 30, 2010 and 2011 and the summary balance sheet data as of June 30, 2011 from our unaudited consolidated financial statements and notes thereto included in this prospectus. We have prepared this unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for such periods. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and the notes thereto, “Selected Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010 (Unaudited)	2011 (Unaudited)
	(in thousands, except per share information)
Consolidated Income Statement Data:
Revenues:
Product revenue	$177,252	$221,564	$271,810	$125,230	$159,991
Royalties and licensing revenue	9,505	10,181	10,365	5,150	6,859

Total revenues	186,757	231,745	282,175	130,380	166,850
Cost of revenues	43,024	47,505	55,041	25,613	32,139

Gross profit	143,733	184,240	227,134	104,767	134,711

Operating expenses:
Selling, general and administrative (1)	103,007	111,843	156,781	77,437	76,044
Research and development	26,133	30,551	38,308	17,336	21,975

Total operating expenses	129,140	142,394	195,089	94,773	98,019

Operating income	14,593	41,846	32,045	9,994	36,692

Other (expense) income:
Interest income	734	425	982	381	617
Interest expense	(4,270)	(2,951)	(2,358)	(1,262)	(1,109)
Other income	67	32	25	17	—

Other expense, net	(3,469)	(2,494)	(1,351)	(864)	(492)

Income before provision for income taxes	11,124	39,352	30,694	9,130	36,200
Provision for income taxes	2,168	11,596	9,809	3,166	10,279

Net income	$8,956	$27,756	$20,885	$5,964	$25,921

Net income attributable to common stockholders	$3,763	$14,982	$11,667	$3,103	$15,853

Net income per share:
Basic	$0.37	$1.61	$1.19	$0.32	$1.37

Diluted	$0.37	$1.61	$1.18	$0.32	$1.32

Weighted-average number of common shares:
Basic	10,145	9,308	9,785	9,640	11,611

Diluted	10,155	9,308	9,901	9,760	12,021

(1)	We received patent litigation settlements of $614, $468, $363, $212 and $473 during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011, respectively. These amounts have been included in selling, general and administrative expenses.

	Year Ended December 31,			Six Months Ended June 30,
Consolidated Income Statement Data:	2008	2009	2010	2010 (Unaudited)	2011 (Unaudited)
	(in thousands, except per share information)
Pro forma net income per share (unaudited) (2):
Basic			$1.24		$1.39

Diluted			$1.23		$1.36

Pro forma weighted-average number of common shares (unaudited) (2):
Basic			16,802		18,620

Diluted			16,918		19,030

	As of December 31,		As of June 30, 2011
Consolidated Balance Sheet Data:	2009	2010	Actual (Unaudited)	Pro Forma (Unaudited)(2)
	(in thousands)
Cash and cash equivalents	$35,092	$52,789	$60,521	$60,521
Property, plant and equipment	97,322	122,583	136,115	136,115
Total assets	184,625	235,652	271,310	271,310
Total long-term liabilities	30,658	61,910	68,237	68,237
Redeemable convertible preferred stock	14,142	14,118	14,106	—
Total stockholders’ equity	83,845	114,203	146,390	160,496

(2)	The pro forma column reflects the automatic conversion of all of our outstanding shares of preferred stock into 6,995,969 shares of Class B common stock, and the conversion of 6,405,747 shares of Class B common stock into 6,405,747 shares of Class A common stock, in each case in connection with this offering.

RISK FACTORS

You should carefully consider the risks described below before making a decision to buy our Class A common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. In that case, the trading price of our Class A common stock could decline and you might lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our consolidated financial statements and related notes.

Special Risks Related to this Offering

Institutional Venture Partners IV, L.P. is compelling us to register the shares of Class A common stock offered hereby by exercising demand registration rights. While we intend to comply with our obligations under the Master Rights Agreement, our board of directors and executive officers believe that filing the registration statement of which this prospectus is a part and effecting an initial public offering of our Class A common stock are not in the best interests of Applied.

Institutional Venture Partners IV, L.P., or IVP, is compelling us to register shares of its Class A common stock for sale in order to provide liquidity to its limited partners by means of an initial public offering. Applied and its board of directors believe doing so, under the timing and in the manner demanded by IVP, is not in the best interests of Applied.

We and certain of our stockholders are parties to an Amended and Restated Master Rights Agreement, dated as of November 8, 1991, or the Master Rights Agreement. Under the demand registration rights provisions of the Master Rights Agreement, holders of at least 50% of the shares having registration rights may request that we file a registration statement for the resale of their shares under the Securities Act of 1933, as amended, or the Securities Act. Our registration obligations are subject to the terms and conditions of the Master Rights Agreement, including our right to defer our registration obligations for up to 90 days under certain conditions. On August 25, 2011, IVP notified us of its request for registration. Bank of America Ventures, Pantheon International Participations PLC, other stockholders affiliated with IVP and the other selling stockholders identified herein have elected to participate in this offering pursuant to the registration rights provisions of the Master Rights Agreement.

As a result of the registration of shares of our Class A common stock for sale under the Securities Act, we will be required to incur the time and costs associated with the preparation of filings with the U.S. Securities Exchange Commission, or the SEC, including reports required by the Securities Exchange Act of 1934, or the Exchange Act. As a consequence of making these filings with the SEC, detailed information regarding Applied and our stockholders will be fully available for review by any member of the public. In addition, the costs associated with these reports and other filing obligations will constitute significant additional overhead expense. These costs include professional fees for our independent registered public accounting firm and corporate/securities counsel, printing and mailing costs and internal compliance costs. Because we will be a public company, we may be required to publicly disclose information that we consider sensitive, including product development activities, margin and significant customer and project information, which information will be available to our competitors. We will also incur substantial costs as a result of, among other things, management’s time expended in preparing and reviewing such filings.

At the same time, our board of directors believes that we will derive little benefit from the registration of our Class A common stock, as we do not currently propose or intend to use our common stock to raise capital in the public markets or as acquisition consideration. As a result, our board of directors believes that we will derive little benefit from being a public company and that the public disclosure of sensitive financial and other information to our competitors may competitively disadvantage us. If our concerns about becoming a public company are realized, we may in the future take steps to cease our status as a public company.

As a result of the unique circumstances surrounding this offering, we expect that the liquidity of our Class A common stock may be limited.

A number of factors particular to this offering may significantly limit the liquidity and trading volume of our Class A common stock. Our Class A common stock will not be listed on a national securities exchange in connection with this offering. After the consummation of this offering, our Class A common stock may be traded in the over-the-counter market and may be quoted on the OTC Bulletin Board quotation system, or the OTCBB, which is a FINRA-sponsored and operated inter-dealer automated quotation system for equity securities. Quotation of our Class A common stock on the OTCBB may limit the liquidity, trading volume and price of our Class A common stock more than if our Class A common stock were quoted or listed on the Nasdaq or another national securities exchange. Additionally, over-the-counter bulletin board stocks may not be purchased on margin under the rules of the Federal Reserve Board. Investors’ inability to acquire the Class A common stock on margin may further limit the trading volume of our shares. We expect that our Class A common stock will remain eligible for quotation on the OTCBB only until December 31, 2012, unless at the end of 2012 our Class A common stock is held by more than 300 holders of record. If our Class A common stock becomes ineligible for quotation on the OTCBB, we expect the liquidity, trading volume and price of our Class A common stock may be further impaired.

In addition, we currently have no intention to raise capital in the future by selling shares of our Class A common stock in the public markets. As a result, the public trading volume of our Class A common stock will be largely limited to the shares being offered by this prospectus. Also, our management does not intend to hold quarterly earnings calls or otherwise engage in conversations with stock market analysts. Any limitation on the amount of information available to analysts or other investors about Applied is likely to limit the interest of public investors in owning or trading Applied’s securities. Lack of liquidity in our Class A common stock may limit the price at which you may be able to sell our securities.

Risks Related to Our Business

The markets in which we operate are highly competitive, and we may not be able to effectively compete against other providers of medical devices, particularly those with greater resources.

In the medical devices market, we face intense competition from companies with dominant market positions such as Ethicon Endo-Surgery, a division of Johnson & Johnson, and Covidien, among others. These competitors have significantly greater financial, technical, marketing and other resources than we have and may be better able to:

•	respond to new technologies or technical standards;

•	react to changing customer requirements and expectations;

•	acquire other companies to gain new technologies or products that may displace our product lines;

•	manufacture, market and sell products;

•	devote resources to the development, production, promotion, support and sale of products; and

•	deliver a broad range of competitive products at lower prices.

Hospitals, Group Purchasing Organizations, or GPOs, Integrated Healthcare Networks, or IHNs, and Integrated Delivery Networks, or IDNs, make contracting and purchasing decisions based on their desire to secure a broad array of surgical supplies, many of which are unique to our principal competitors. Our principal competitors are able to leverage their broader product portfolios and dominant market positions in some segments by, for example, bundling their products into specially priced packages that create strong financial incentives for their customers to purchase their products. These practices may negate savings customers would gain from buying select products from Applied and may deter such customers from buying Applied’s products.

We expect competition in the markets in which we participate to continue to increase as existing competitors improve or expand their product offerings. As a result of all these factors, our customers could decide to purchase products from our competitors or reduce their purchases from us. Increased product competition may result in reduced market share and declining profitability.

We may not be able to sustain our position in the trocar market.

A substantial portion of our revenues are derived from the sales of trocars and related products. A significant contributor to the growth in our market share of trocars and related products has been the positive effects of implementation of a “carve-out” in contracts between Ethicon Endo-Surgery, a division of Johnson & Johnson, on the one hand, and GPOs, IHNs and hospitals. The carve-out involved an agreement by Ethicon Endo-Surgery, Inc. and Ethicon, Inc. that they would not count purchases by their customers from non-full line medical device suppliers to determine market share discount tiers for which a purchaser qualifies if such tier requires purchases from both Ethicon entities. The carve-out resulted, in part, from action taken by Applied in 2003, including participation in congressional hearings and the filing of an antitrust lawsuit against Johnson & Johnson, Johnson & Johnson Health Care Systems, Inc., Ethicon, Inc., Ethicon Endo-Surgery, Inc. and Novation LLC, Applied Medical Resources Corp. v. Ethicon Inc. et al, Case No. CV03-1329, filed in the U.S. District Court for the Central District of California. In 2009, the U.S. District court for the Central District of California approved a class action settlement agreement incorporating the carve-out in In re: Endosurgical Products Direct Purchaser Antitrust Litigation, Case No. CV05-8809, which was brought against the Johnson & Johnson-affiliated defendants named in Applied’s 2003 case. The carve-out requirement of the class action settlement agreement is believed to expire no earlier than 2014. We believe that Covidien voluntarily agreed to carve-outs in some circumstances for purchases from non-full line medical device suppliers by its customers and that Covidien no longer allows for these carve-outs. We are not aware of any contractual restriction that would prevent Covidien from instituting pricing practices targeted against non-full line medical device suppliers like Applied. If our principal competitors are able to assert their market power, then our sales of trocars and related products may be negatively impacted.

If we do not continue to innovate, or if we reduce our research and development spending, we may not remain competitive and our operating results will suffer.

We rely on innovation through research and development activities, devoting a substantial portion of our revenues to research and development expenditures. Although markets for many of our products were — and to a certain extent remain — foreclosed by our competitors, innovation has been our most effective way to overcome the barriers to entry into these markets. Our success depends on providing improved clinical outcomes and value, both of which require heavy investments in research and development at a time when our competitors are also increasing their commitment to research and development. Adverse competitive and economic conditions may negatively impact our ability to continue the necessary level of commitment to our research and development activities.

From 2007 to 2009, we reduced the percentage of our revenues allocated to research and development, and to enhancing our products, processes, and automation, from 19% to 13%. This reduced spending may put us at a disadvantage with respect to the development of new technologies. Our operating results will also suffer if our innovations are not responsive to the needs of our customers or to changes in prevalent surgical techniques, or are not effectively brought to market. If we are unable to predict future customer preferences or modify our products or develop new ones to remain competitive, clinicians or hospitals may reduce their purchases of our products. As relevant technologies continue to develop, our competitors may be able to offer research results that are better than those generated by our research and development efforts.

Because we do not charge a premium for our products, despite our belief that our products provide enhanced clinical performance, our research and development efforts are also critical to reducing our manufacturing costs. Therefore, our recent reductions in research and development expenditures may negatively impact every facet of our business model. If we fail to maintain our ability to innovate, our cost structure may be negatively impacted, and we may be unable to continue to offer value or deliver on the premise of the Applied brand.

Our future performance will depend largely on the success of products we have not developed yet.

Technology is an important component of our business and growth strategy, and our success depends to a significant extent on the development, implementation and acceptance of new product designs. Commitments to develop new products must be made well in advance of any resulting sales, and technologies and standards may change during development, potentially rendering our products outdated or uncompetitive before their introduction. Our ability to develop products to meet evolving industry requirements and at prices acceptable to our customers will be significant factors in determining our competitiveness.

In addition, we will need to develop new products and technologies to replace declining revenues from existing product lines. For example, trocars and related instruments are responsible for a significant portion of our revenues, and the trocar market may decline on both a revenue-basis and a unit volume-basis over the near to intermediate-term future. As a result, we will need to develop and market additional products to compensate for the possible decline in trocar revenue, including products in new or adjacent product markets. We may expend considerable funds and other resources on the development of next-generation products without any guarantee that these products will be successful.

If we are not successful in bringing one or more of these potential products to market, whether because we fail to address marketplace demand, fail to develop viable technologies or otherwise, our revenues may decline and our results of operations could be seriously harmed.

If we fail to maintain relationships with GPOs, sales of our products would decline.

Our ability to sell our products to U.S. hospitals depends in part on our relationships with GPOs. Many of our existing and potential customers become members of GPOs. GPOs negotiate pricing arrangements and contracts, sometimes exclusive, with medical supply manufacturers and distributors, and these negotiated prices are made available to a GPO’s affiliated hospitals and other members. If we are not one of the providers selected by a GPO, affiliated hospitals and other members may be less likely to purchase our products. If a GPO has negotiated a sole sourcing contract or a contract requiring that the GPO satisfy a minimum percentage of its requirements with another manufacturer’s products, we may be precluded from making sales to members of the GPO for the duration of the contractual arrangement. Our failure to renew contracts with GPOs may cause us to lose market share and could have a material adverse effect on our sales, financial condition and results of operations. In 2010, revenue from the sale of our products to GPO members amounted to approximately $122 million, representing approximately 67% of our total revenue from sales to U.S. hospitals. In the future, if we are unable to maintain existing and develop new relationships with GPOs, our competitive position would likely suffer and our business would be harmed.

If we fail to effectively predict, sustain or manage our growth, our business and operating results could be harmed.

If we do not effectively manage our growth, the quality of our products, effectiveness of our regulatory compliance, responsiveness to our customers, reputation of our brand, and our financial and operational results will be negatively affected. To effectively manage our growth, we will need to continue to improve our operational and managerial skills and our reporting systems and procedures.

Applied’s high degree of vertical integration requires that growth trends be identified, quantified and addressed approximately two to three years in advance. Many of the manufacturing processes we employ are unique, or partially unique, to Applied, which creates obstacles for our supply chain unless we are prepared far in advance. Projected increases in production volume cannot be addressed by sending production to outside vendors. Increasing our production requires considerable capital investments in specialized facilities, power, advanced equipment, specialized tooling and, in certain situations, proprietary and unique materials and raw supplies. By contrast, if we overestimate growth and over-build, our fixed overhead will climb faster than revenues and adversely impact our margins.

Our rate of revenue growth decreased from approximately 32% annually in 2007 to approximately 22% annually in 2010. As a result of the economic recession and market conditions, we lowered our rate of investment in 2009 and 2010. If our rate of growth accelerates in the future, we may have difficulty increasing production to take advantage of the opportunities presented by such growth and our operating results could be harmed.

Our business model demands long-term investments in capital and operating expenses that are likely to cause significant fluctuation in our quarterly results.

To compete effectively, we have to be disproportionately agile, innovative, and strategic, with a willingness to sacrifice short-term results for long-term objectives and strategies. We expect that our quarterly results will continue to lack uniformity, either due to competitive pressures or because of our desire to prioritize the long-term health of our business over our immediate results. In particular, we may make significant expenditures in research and development and manufacturing processes that will not result in material improvements to our results of operations for the foreseeable future. We have no intention to vary our research and development and capital expenditures in response to quarter-to-quarter variations in our results of operations.

The Applied culture is an integral part of our success. If we cannot maintain our culture at the management level as we grow, the innovation, creativity, initiative and teamwork fostered by our culture will be impaired, and our business may be harmed.

We believe that our success has its foundation in our culture and business model, which we believe fosters the development of our team members and drives our innovation, creativity, initiative and teamwork. One of the key unanswered and important questions about Applied’s future is the scalability of its culture at the management level. As our organization grows, and we are required to implement more stratified and complex management structures, including those necessary to comply with public disclosure and reporting obligations associated with becoming a public company, we may find it increasingly difficult to maintain the positive and beneficial aspects of our organizational culture. For example, the key members of our senior management team, consisting of Said Hilal, our President and Chief Executive Officer, Nabil Hilal, our Group President, Technology, Samir Tall, our Chief Financial Officer, Gary Johnson, our Group President, Surgical, and Stephen E. Stanley, our Group President, Distribution, have over 100 years of combined experience with Applied. Expanding our senior management team by adding individuals from different backgrounds will likely dilute the culture that has made Applied successful. This could negatively impact our business model, ability to implement our business strategies and our future success. This offering may create changes that could alter the Applied culture and its built-in advantages.

Our culture has specific and extensive requirements for staffing, which may hinder our ability to retain or hire qualified personnel needed to grow effectively.

Our performance is largely dependent on the talents and efforts of our highly skilled and exceptional team members. We have maintained a rigorous, highly selective and time-consuming hiring process and have made considerable investments in the training and development of our team members. We believe that our approach to hiring and training has significantly contributed to our culture and success to date. As we continue to grow, our hiring process may prevent us from hiring the personnel we need in a timely manner. If we fail to properly anticipate, prepare or develop candidates for future needs, we may adversely impact our staffing ability, growth, responsiveness, innovation or services.

Personnel retention is important to us because a considerable percentage of our management-level team members have been cultivated internally over a number of years through considerable training, rotation programs, mentoring and development. In many instances, and for a sizeable percentage of our operations, our only source of qualified team members is our internal training program. Failure to identify any external sources of qualified personnel may hinder our future growth.

In addition, our ongoing and future success depends in a large part upon the continued services of key members of our senior management team. Our senior management team has operated cohesively and cooperatively for many years while developing our next layer of leaders and managers. Our culture, strategies, competitive advantages and cultivating, mentoring style of management relies on the presence and cooperation of this senior management team and the teams reporting to every member of senior management.

Should we experience high turnover, our business may be damaged and our operating results may suffer. If we fail to design and maintain appropriate compensation programs, our ability to retain specially trained team members may suffer, which in turn will impair our ability to expand, retain business and deliver operating results in line with our projections.

The stock options granted to our senior management and key team members are mostly fully vested. Unless we further incentivize our key leaders, these team members may not have sufficient financial incentives to stay with us, we may run into difficulties replacing them, we may have to incur costs to replace key team members who leave, and our ability to execute our business model could be impaired.

Many of our senior management personnel and other key team members have become, or will soon become, substantially vested in their existing stock option grants. We often grant additional stock options to team members and especially key leaders after they demonstrate an ability and willingness to lead and contribute. Many of our key team members have limited numbers of options that have not yet vested. If any members of our senior management team leave the company, our ability to successfully operate our business could be impaired.

Our senior management team has run Applied using a collective, consultative style. This approach may not be suitable for a public company, and may end up limiting our ability to manage our business effectively.

The Applied approach to decision-making is neither committee-based, nor individual-based. Rather, it relies on the collective intelligence of those who are well-informed and versed in our industry and the particulars of our business model. This process tends to be more deliberative and, therefore, slower than individual-based decision making. Disagreement among key individuals contributing to the collective intelligence could prevent key strategic decisions from being made in a timely manner. To date, this process has resulted in, and capitalized on, cohesiveness that is strongly evident within our organization. This managerial cohesiveness is derived largely from the strong relationships among our senior management team. Our collaborative approach may not be scalable, durable or appropriate once Applied grows beyond a certain size or expands our senior management team. If we fail to adapt in a timely manner to pressures on our decision making style, our growth, success, culture and profitability may all suffer.

Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business and other risks related to our international operations.

In 2010, approximately 35% of our total revenue was generated from sales of products in countries other than the U.S. Our international distribution system consists of direct sales offices in Amersfoort, Netherlands, and Brisbane, Australia and approximately 70 distributors who sell in approximately 50 countries. Many of these countries are subject to varying degrees of political, economic and social instability. Multiple factors relating to our international operations could have a material adverse effect on our business, financial condition and results of operations. These factors include:

•	challenges associated with cultural differences, languages and distance;

•	differences in clinical practices, needs, products, modalities and preferences;

•	longer payment cycles in some countries;

•	credit risks of many kinds;

•	legal and regulatory differences and restrictions;

•	currency exchange fluctuations;

•	foreign exchange controls that might prevent us from repatriating cash earned in certain countries;

•	political and economic instability and export restrictions;

•	variability in sterilization requirements for multi-usage surgical devices;

•	potential adverse tax consequences;

•	higher cost associated with doing business internationally;

•	challenges in implementing educational programs required by Applied’s approach to doing business;

•	negative economic developments in economies around the world and the instability of governments, including the threat of war, terrorist attacks, epidemic or civil unrest;

•	adverse changes in laws and governmental policies, especially those affecting trade and investment;

•	pandemics, such as the avian flu, which may adversely affect our workforce as well as our local suppliers and customers;

•	import or export licensing requirements imposed by governments;

•	differing labor standards;

•	differing levels of protection of intellectual property;

•	the threat that our operations or property could be subject to nationalization and expropriation;

•	varying practices of the regulatory, tax, judicial and administrative bodies in the jurisdictions where we operate; and

•	potentially burdensome taxation and changes in foreign tax laws.

A portion of our international sales are made through distributors. As a result, we are dependent upon the financial health of our distributors. If a distributor were to go out of business, it would take substantial time, cost and resources to find a suitable replacement and the products held by such distributor may not be returned to us or to a subsequent distributor in a timely manner or at all.

Any material decrease in our foreign sales may negatively affect our profitability. We generate our international sales primarily in Europe, where healthcare regulation and reimbursement for medical devices vary significantly from country to country. This changing environment could adversely affect our ability to sell our products in some European countries.

We compete internationally with the same competitors as in the U.S., and also with a number of international competitors. If we fail to deal with the differences between U.S. and international markets, or fail to compete effectively in the international markets, our business will be harmed.

We face different market characteristics and additional competitors outside the U.S. In certain markets, other companies have greater brand recognition, a more established image, or stronger connections and familiarity with the clinical community, hospital procurement practices, and local bidding processes. In some countries, bids are based on current usage and current products which, by nature, favor pre-existing suppliers. In many markets, we need to have an established presence in the market in order to be included in the bidding process. If we fail to understand international users and their requirements and preferences, we will fail to penetrate those markets.

We have no current plans to expand into emerging markets, which will limit our global reach, global potential and the size of many of our opportunities.

Many companies that compete with us target emerging markets, including China and India, giving these opportunities heavy emphasis and sizeable investments. Should their efforts succeed, our competitors might gain many advantages over us, including higher worldwide unit volumes. We do not invest in these emerging markets, and we currently have no plans to do so. If we fail to target emerging markets, we may end up conceding some significant competitive advantages to competitors who effectively address such opportunities. This in turn may impact our cost structure, margins and operating results and profitability.

We occasionally become subject to commercial disputes that could harm our business by distracting our management from the operation of our business, by increasing our expenses and, if we do not prevail, by subjecting us to potential monetary damages and other remedies.

From time to time, we are engaged in disputes regarding our commercial transactions. These disputes could result in considerable legal expenses and litigation requirements that require monies, managerial time and attention. As a general approach, we are not inclined to settle those claims we feel are unfair or unwarranted, despite the possibility that such a settlement may be less expensive than pursuing a fair and just outcome. These disputes can, therefore, result in monetary damages or other remedies that could adversely impact our financial position or operations. Even if we prevail in these disputes, they may distract our management from operating our businesses and the cost of defending these disputes would reduce our operating results.

Our business is vulnerable to the availability of raw materials, our ability to forecast customer demand and our ability to manage production capacity.

Our ability to meet customer demand depends, in part, on our production capacity and on obtaining supplies, a number of which may be obtained only from a single supplier or a limited number of suppliers. A reduction or disruption in our production capacity or our supplies could negatively impact our business.

We must accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials. If we overestimate demand, we may experience underutilized capacity and excess inventory levels. If we underestimate demand, we may miss sales opportunities and incur additional costs for labor overtime, equipment overuse and logistical complexities. Additionally, our production capacity could be affected by manufacturing problems. Difficulties in the production process could reduce yields or interrupt production, and, as a result, we may not be able to deliver products on time or in a cost-effective, competitive manner. Our failure to adequately manage our capacity could have a material adverse effect on our business, financial condition and results of operations.

Our ability to meet customer demand also depends on our ability to obtain timely and adequate delivery of materials, parts and components from our suppliers. We generally do not maintain contracts with any of our key suppliers. From time to time, suppliers may extend lead times, limit the amounts supplied to us or increase prices due to capacity constraints or other factors. Supply disruptions may also occur due to shortages in critical materials. In addition, a number of our raw materials are obtained from a single supplier. Many of our suppliers must undertake a time-consuming qualification process before we can incorporate their raw materials into our production process. If we are unable to obtain materials from a qualified supplier, it can take up to a year to qualify a new supplier, assuming an alternative source of supply is available. A reduction or interruption in supplies or a significant increase in the price of one or more supplies could have a material adverse effect on our business, financial condition and results of operations.

Our business is vulnerable to inflation.

We are limited in our ability to raise prices as a result of our long-term GPO contracts, and because of our desire to maintain lower ASPs. As a result, increases in our raw materials, production and transportation costs may have a material adverse impact on our results of operations.

We may not be able to protect or enforce our intellectual property rights, which could impair our competitive position.

Our success depends significantly on our ability to protect our rights to the patents, trademarks, trade secrets, copyrights and all the other intellectual property rights used in our products. Protecting our intellectual property rights is costly and time consuming. We rely primarily on patent protection and trade secrets, as well as a combination of copyright and trademark laws and nondisclosure and confidentiality agreements to protect our technology and intellectual property rights. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or maintain any competitive advantage. Despite our intellectual property rights practices, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, develop similar technology independently or design around our patents.

We cannot be assured that any of our pending patent applications will result in the issuance of a patent to us. The U.S. Patent and Trademark Office, or PTO, may deny or require significant narrowing of claims in our pending patent applications, and patents issued as a result of the pending patent applications, if any, may not provide us with significant commercial protection or be issued in a form that is advantageous to us. We could also incur substantial costs in proceedings before the PTO. Our issued and licensed patents and those that may be issued or licensed in the future may expire or may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related technologies. Upon expiration of our issued or licensed patents, we may lose some of our rights to exclude others from making, using, selling or importing products using the technology based on the expired patents. There is no assurance that competitors will not be able to design around our patents. We also rely on unpatented proprietary technology. We cannot assure you that we can meaningfully protect all our rights in our unpatented proprietary technology or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to our unpatented proprietary technology.

Further, we may not be able to obtain patent protection or secure other intellectual property rights in all the countries in which we operate, and under the laws of such countries, patents and other intellectual property rights may be unavailable or limited in scope. If any of our patents fails to protect our technology, it would make it easier for our competitors to offer similar products. Our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons. Any inability on our part to adequately protect our intellectual property may have a material adverse effect on our business, financial condition and results of operations.

We seek to protect our know-how and other unpatented proprietary technology with confidentiality agreements and intellectual property assignment agreements with our team members, independent distributors and consultants. However, such agreements may not be enforceable or may not provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements or in the event that our competitors discover or independently develop similar or identical designs or other proprietary information. In addition, we rely on the use of registered and common law trademarks with respect to the brand names of some of our products. Common law trademarks provide less protection than registered trademarks. Loss of rights in our trademarks could adversely affect our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims by third parties which could be costly to defend, divert management’s attention and resources, and may result in liability.

The medical devices field is characterized by vigorous protection and pursuit of intellectual property rights. Companies in the medical device industry have used intellectual property litigation to gain a competitive advantage in the marketplace. From time to time, third parties may and do assert against us their patent, copyright, trademark and other intellectual property rights relating to technologies that are important to our business. Searching for existing intellectual property rights may not reveal important intellectual property and our competitors may also have filed for patent protection, which is not publicly-available information, or claimed trademark rights that have not been revealed through our availability searches. We may be subject to claims that our team members have disclosed, or that we have used, trade secrets or other proprietary information of our team members’ former employers. Our efforts to identify and avoid infringing on third parties’ intellectual property rights may not always be successful. Any claims that our products or processes infringe these rights, regardless of their merit or resolution, could be costly, time consuming and may divert the efforts and attention of our management and technical personnel. In addition, we may not prevail in such proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation.

Any claims of patent or other intellectual property infringement against us, even those without merit, could:

•	increase the cost of our products;

•	be expensive and time consuming to defend;

•	result in our being required to pay significant damages to third parties;

•	force us to cease making or selling products that incorporate the challenged intellectual property;

•	require us to redesign, reengineer or rebrand our products, product candidates and technologies;

•	require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property on terms that may not be favorable or acceptable to us;

•	require us to develop alternative non-infringing technology, which would require significant effort and expense;

•	require us to indemnify third parties pursuant to contracts in which we have agreed to provide indemnification for intellectual property infringement claims;

•	divert the attention of our management and other key team members;

•	result in our customers or potential customers deferring or limiting their purchase or use of the affected products impacted by the claims until the claims are resolved; and

•	otherwise have a material adverse effect on our business, financial condition and results of operations.

Any of the foregoing could affect our ability to compete or have a material adverse effect on our business, financial condition and results of operations.

Certain competitors have shown a strong inclination to litigate against us. For years, we avoided settling cases where we believe the claim is unfounded, unfair or extortive in nature. This has proven to be very expensive and demanding. We are highly unlikely to change this disciplined approach, despite its costs.

Competitors may violate our intellectual property rights, and we may bring litigation to protect and enforce our intellectual property rights, which may result in substantial expense and may divert our attention from implementing our business strategy.

We believe that the success of our business depends, in significant part, on obtaining patent protection for our products and technologies, defending our patents and preserving our trade secrets. We continue to be involved in significant litigation to protect our patent position and may be required to engage in further litigation. From 1996 through 2009, we engaged in a series of litigation proceedings against U.S. Surgical Corporation, part of Tyco Healthcare (currently Covidien), in which we claimed that Covidien was infringing certain of our trocar patents.

In May 2011 and September 2011, we filed additional patent infringement lawsuits against Covidien. We may not prevail in these suits or receive any damages or other relief if we do prevail.

Our failure to pursue any potential claim could result in the loss of our proprietary rights and harm our position in the marketplace. Therefore, we may be forced to pursue litigation to enforce our rights. Our ongoing and future litigation could result in significant additional costs and further divert the attention of our management and key personnel from our business operations and the implementation of our business strategy.

Our facilities are vulnerable to natural disasters and other unexpected losses, and we may not have adequate insurance to cover such losses.

We rely on our manufacturing facilities in Orange County, California. Our facilities are susceptible to damage from earthquakes as well as from fire, floods, loss of power or water supply, telecommunications failures and similar events. In particular, our headquarters and manufacturing facilities are located in a known earthquake fault zone near areas that have been affected by wild brush fires. A natural disaster could significantly disrupt our operations.

In the event that one of our facilities was affected by a natural or man-made disaster, we would be forced to rely on third-party manufacturers if we could not shift production to our other manufacturing facility. Our insurance for damage to our property and the disruption of our business from casualties may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all. If we are forced to seek alternative facilities, or if we voluntarily expand one or more of our manufacturing operations to new locations, we may incur additional transition costs and we may experience a disruption in the supply of our products until the new facilities are available and operating. In addition, much of the machinery we use in our production process is custom-made. If such machinery is damaged, we may experience a long lead-time before this unique machinery is replaced or rebuilt and we are able to resume production.

Our manufacturing and distribution operations are highly dependant on our information technology systems and we do not currently have a redundant data center. In the event of a failure of our primary data center, our manufacturing and distribution operations will be disrupted which will adversely affect our business.

In addition, any disruption, delay, transition or expansion of our manufacturing operations could impair our ability to meet the demand of our customers and our customers may cancel orders or purchase products from our competitors, which could adversely affect our business, financial condition and results of operations.

We are subject to environmental, health and safety laws, which could increase our costs and restrict our operations in the future.

Our operations are subject to a variety of environmental, health and safety laws and regulations in each of the jurisdictions in which we operate. These laws and regulations concern, among other things, the generation, handling, transportation and disposal of hazardous substances or wastes, the clean up of hazardous substance releases, and the emission or discharge of materials into the air or water. We have incurred, and may in the future continue to incur, expenditures in connection with environmental health and safety laws and regulations. Any failure by us to comply with the requirements of such laws and regulations could result in the limitation or suspension of production or subject us to monetary fines or civil or criminal sanctions, or other future liabilities.

In addition, if there is any change in environmental, health or safety laws, we could incur substantial additional costs to alter our manufacturing processes and adjust our supply chain management. Such changes could also result in significant inventory obsolescence. Compliance with environmental, health and safety requirements could also restrict our ability to expand our facilities in the future.

We may need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce, eliminate or abandon growth initiatives or product development programs.

Our cash flow from operations may not be sufficient to meet all of our cash requirements. We intend to continue to make investments to support our business growth and may require additional funds to:

•	expand the distribution of our products;

•	fund our operations;

•	continue our research and development;

•	protect our intellectual property rights or defend, in litigation or otherwise, any claims that we infringe third-party patents or other intellectual property rights; and

•	deliver our new products, if any such products receive regulatory clearance or approval for commercial sale.

Our funding requirements will depend on many factors, including:

•	market acceptance of our products;

•	the cost of our research and development activities;

•	the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;

•	the cost of defending, in litigation or otherwise, any claims that we infringe third-party patent or other intellectual property rights;

•	the cost and timing of additional regulatory clearances or approvals;

•	the cost and timing of expanding our sales, marketing and distribution capabilities;

•	the effect of competing technological and market developments; and

•	the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt financing that we raise may contain terms that are not favorable to us or our stockholders. If we do not have, or are not able to obtain, sufficient funds, we may have to delay product development initiatives or license to third parties the rights to commercialize products or technologies that we would otherwise seek to market. We also may have to reduce marketing, customer support or other resources devoted to our products.

Continuing weakness in the global economy and turmoil in the credit markets may adversely affect our business until an economic recovery is underway.

If current economic conditions and turmoil in the credit markets continues or worsens, we could experience a material adverse effect on our sales and results of operations. Increasing levels of unemployment and pressures to contain healthcare costs could adversely affect the global growth rate of procedure volume, which could negatively affect our results. In addition, current economic conditions may have an adverse effect on our customers’ ability to borrow money from their existing lenders or to obtain credit from other sources to purchase our products. The recent economic crises could also adversely affect our suppliers’ ability to provide us with materials and components, either of which may negatively impact our business.

Our operations may be adversely impacted by our exposure to risks related to foreign currency exchange rates.

We market our products in certain foreign markets through our subsidiaries and other international distributors. The related sales agreements may provide for payments in a foreign currency. A majority of our sales and expenditures are transacted in U.S. dollars, although we transact with foreign customers in currencies other than the U.S. dollar. These foreign currency revenues, when converted into U.S. dollars, can vary depending on average exchange rates during a particular period. In addition, we are exposed to foreign currency gains or losses on outstanding foreign currency denominated receivables. When converted to U.S. dollars, these receivables can vary depending on the monthly exchange rates at the end of the period. Certain of our foreign sales support subsidiaries transact in their respective country’s local currency, which is also their functional currency. As a result, expenses of these foreign subsidiaries when converted into U.S. dollars can vary depending on average monthly exchange rates during a particular period. Certain intercompany transactions may give rise to realized and unrealized foreign currency gains or losses. Accordingly, our operating results are subject to fluctuations in foreign currency exchange rates.

In addition, we hold a large proportion of our cash and cash equivalents in euros and Australian dollars because of planned future investments in Europe and Australia. As of June 30, 2011, we held approximately 81% of our cash and cash equivalents in euros and Australian dollars. The balance sheets of our foreign subsidiaries whose functional currency is not the U.S. dollar are translated into U.S. dollars at the rate of exchange at the balance sheet date and the statements of income and cash flows are translated into U.S. dollars using the average monthly exchange rate during the period. Any foreign exchange gain or loss as a result of translating the balance sheets of our foreign subsidiaries whose functional currency is not the U.S. dollar is included in equity as a component of accumulated other comprehensive income.

We currently do not hedge against our foreign currency exchange rate risks and therefore believe our exposure to these risks may be higher than if we entered into hedging transactions, including forward exchange contracts or similar instruments. If we decide in the future to enter into forward foreign exchange contracts to attempt to reduce the risk related to foreign currency exchange rates, these contracts may not mitigate the potential adverse impact on our financial results due to the variability of timing and amount of payments under these contracts. In addition, these types of contracts may themselves cause financial harm to us and have inherent levels of counterparty risk over which we would have no control.

Our operating results could be negatively impacted by future changes in the allocation of income to each of the entities through which we operate and to each of the income tax jurisdictions in which we operate.

We operate through multiple entities and in multiple income tax jurisdictions with different income tax rates both inside and outside the U.S. Accordingly, our management must determine the appropriate allocation of income to each such entity and each of these jurisdictions. Income tax audits associated with the allocation of this income and other complex issues, including inventory transfer pricing and cost sharing and product royalty arrangements, may require an extended period of time to resolve and may result in income tax adjustments if changes to the income allocation are required. Since income tax adjustments in certain jurisdictions can be significant, our future operating results could be negatively impacted by settlement of these matters.

Our outstanding debt agreements contain restrictive covenants that may limit our operating flexibility.

The agreements relating to our outstanding debt contain some financial covenants limiting our ability to transfer or dispose of assets, merge with or acquire other companies, make investments, pay dividends, incur additional indebtedness and liens and conduct transactions with affiliates. We therefore may not be able to engage in any of the foregoing transactions until our current debt obligations are paid in full or we obtain the consent of the lenders. We may be unable to generate sufficient cash flow or revenue to meet the financial covenants or pay the principal and interest on our debt. Furthermore, future working capital, borrowings or equity financing may not be available to repay or refinance any such debt.

Risks Related to Our Industry

If product liability claims are brought against us, we could face substantial liability and costs.

The manufacture and sale of medical devices exposes us to product liability claims and product recalls, including those that may arise from misuse or malfunction of, or design flaws in, our products or the use of our products with incompatible components or systems. Any losses that we may suffer from future liability claims, and the effect that any product liability litigation may have upon the reputation and marketability of our technology and products, together with the corresponding diversion of the attention of our key team members, could adversely affect our business, financial condition and results of operations. Any product liability claims could be time-consuming and require significant cost and management resources and may subject us to significant damages. We currently have product liability insurance that we believe to be adequate, but we cannot be certain that it will be sufficient to cover all damages or claims. Furthermore, we may not be able to obtain or maintain insurance in the future at satisfactory rates or in adequate amounts to protect us against any product liability claims. There can be no assurance that existing insurance coverage will extend to other products in the future. A successful claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable items, if at all.

Our products may in the future be subject to product recalls that could harm our reputation, business operations and financial results.

The Food and Drug Administration, or FDA, and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design, manufacture or labeling. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious injury or death. In addition, foreign governmental bodies have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. We may initiate certain voluntary recalls involving our products in the future. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA. If we determine that certain of those recalls do not require notification of the FDA, the FDA may disagree with our determinations and require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA could take enforcement actions against us, which could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers’ demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits.

If our marketed products cause or contribute to a death or a serious injury, or malfunction in certain ways, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA’s Medical Device Reporting regulations, or MDR regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. In addition, all manufacturers placing medical devices in European Union markets are legally bound to report any serious or potentially serious incidents involving devices they produce or sell to the relevant authority in whose jurisdiction the incident occurred. In the future, we may experience events that may require reporting to the FDA pursuant to the MDR regulations. Any adverse event involving our products could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results. In addition, failure to report such adverse events to appropriate government authorities on a timely basis, or at all, could result in an enforcement action against us.

The medical device field is subject to stringent regulation and failure to obtain regulatory approval will prevent commercialization of our products.

Medical devices are subject to extensive and rigorous regulation by the FDA pursuant to the Federal Food, Drug, and Cosmetic Act, or FDCA, by comparable agencies in foreign countries and by other regulatory agencies and governing bodies. Under the FDCA and associated regulations, manufacturers of medical devices must comply with certain regulations that cover the composition, labeling, testing, clinical study, manufacturing, packaging and distribution of medical devices. In addition, medical devices must receive FDA clearance or approval before they can be commercially marketed in the U.S., and the FDA may require testing and surveillance programs to monitor the effects of approved products that have been commercialized and can prevent or limit further marketing of a product based on the results of these post-market evaluation programs. The process of obtaining marketing clearance from the FDA for new products could take a significant period of time, require the expenditure of substantial resources, involve rigorous pre-clinical and clinical testing, require changes to the products and result in limitations on the indicated uses of the product.

Our failure to obtain and maintain FDA clearances or approvals on a timely basis, or at all, would prevent us from commercializing our current or upgraded products in the U.S., which could severely harm our business.

Each medical device that we wish to market in the U.S. generally must first receive clearance from the FDA. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed. We cannot assure you that the FDA will grant 510(k) clearance on a timely basis, if at all, for new products or uses that we propose for existing products. The FDA’s 510(k) clearance process usually takes from four to twelve months, although it can last longer.

Modifications to our marketed devices may require new regulatory clearances, or may require us to cease marketing or recall the modified devices until clearances are obtained.

Any modifications to an FDA-cleared device that would significantly affect its safety or effectiveness or that would constitute a major change in its intended use would require a new 510(k) clearance. We may not be able to obtain such clearances in a timely fashion, or at all. Delays in obtaining future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would have an adverse effect on our business, financial condition and results of operations. We have made modifications to our devices in the past and we may make additional modifications in the future, some of which we may determine do not require additional clearances. If the FDA disagrees and requires new clearances for the modifications, we may be required to recall and to stop marketing the modified devices, which could have an adverse effect on our business, financial conditions and results of operations.

Off-label promotion of our products or promotional claims deemed false or misleading could subject us to substantial penalties.

Obtaining 510(k) clearance only permits us to promote our products for the uses cleared by the FDA. Although we may request additional cleared indications for our current products, the FDA may deny those requests, require additional expensive clinical data to support any additional indications or impose limitations on the intended use of any cleared product as a condition of clearance. We must have adequate substantiation for our product performance claims. If the FDA determines that we have promoted our products for off-label use, or have made false or misleading or inadequately substantiated promotional claims, we could be subject to fines, injunctions or other significant penalties or restrictions.

If we or our suppliers fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

Our products, along with the manufacturing processes and promotional activities for such products, are subject to continual review and periodic inspections by the FDA and other regulatory bodies. In particular we and our suppliers are required to comply with the quality system regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our products. The FDA enforces the QSR through unannounced inspections. We are also subject to similar state requirements and licenses. Failure by us or one of our suppliers to comply with statutes and regulations administered by the FDA and other regulatory bodies, discovery of previously unknown problems with our products (including unanticipated adverse events or adverse events of unanticipated severity or frequency), manufacturing problems, or failure to comply with regulatory requirements, or failure to adequately respond to any FDA observations concerning these issues, could result in, among other things, any of the following actions:

•	issuance of public warning letters;

•	a shut-down or interruption of our manufacturing operations;

•	withdrawal or suspension of clearance or approval by the FDA or other regulatory bodies;

•	product recall, detention or seizure;

•	fines and civil penalties;

•	unanticipated expenditures;

•	operating restrictions;

•	injunctions; and

•	criminal prosecution.

If any of these actions were to occur, it would harm our reputation and adversely affect our business, financial condition and results of operations. Furthermore, our key component suppliers may not currently be, or may not continue to be, in compliance with applicable regulatory requirements.

Failure to obtain regulatory approval in foreign jurisdictions will prevent us from marketing our products abroad.

We currently market, and intend to continue to market, our products internationally. Outside the U.S., we can market a product only if we receive a marketing authorization and, in some cases, pricing approval, from the appropriate regulatory authorities. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval in addition to other risks. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. If we fail to receive necessary approvals to commercialize our products in foreign jurisdictions on a timely basis, or at all, our business, financial condition and results of operations could be adversely affected.

We may be subject to or otherwise affected by federal and state health care laws, including fraud and abuse and health information privacy and security laws, and could face substantial penalties if we are unable to fully comply with such laws.

Although we do not provide health care services, nor receive payments directly from Medicare, Medicaid, or other third-party payors for our products or the procedures in which our products are used, health care regulation by federal and state governments will impact our business. Health care fraud and abuse and health information privacy and security laws potentially applicable to our operations include, but are not limited to:

•

the Federal Health Care Programs’ Anti-Kickback Law, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or providing remuneration intended to induce the purchase, order or recommendation of an item or service reimbursable under a federal health care program (such as the Medicare or Medicaid programs);

•

federal false claims laws which prohibit, among other things, knowingly and willfully presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

•

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and its implementing regulations, which established new federal crimes that prohibit knowingly and willfully executing a scheme to defraud any healthcare benefit program or making false statements in connection with the delivery of or payment for healthcare benefits, items or services, as well as imposed certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

•

state laws analogous to each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by non-governmental third-party payors, including commercial insurers, and state laws governing the privacy of certain health information.

If we were found to be in violation of any of such laws or other similar governmental regulations to which we are directly or indirectly subject, and as a result we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion of our products from reimbursement under Medicare, Medicaid, and other federal health care programs, and the curtailment or restructuring of our operations. Any penalties could adversely affect our ability to operate our business and our financial results. Any action against us for violation of these laws, even if we successfully defend against them, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

Legislative and regulatory changes in the health care industry could have a negative impact on our financial performance. Furthermore, our business, financial condition, results of operations and cash flows could be significantly and adversely affected by recently enacted health care reform legislation in the U.S. or if reform programs are adopted in our key markets.

Changes in the health care industry in the U.S. and elsewhere could adversely affect the demand for our products as well as the way in which we conduct our business. Significantly, President Obama signed health care reform legislation into law that will require most individuals to have health insurance, establish new regulations on health plans, and create insurance pooling mechanisms and other expanded public health care measures. This legislation also will reduce Medicare spending on services provided by hospitals and other providers and after December 31, 2012, impose a 2.3% tax on the sale of a taxable medical device by the manufacturer, producer or importer. Our operating expenses resulting from this excise tax and results of operations will be materially and adversely affected if we are unable to pass the excise tax onto our customers.

Many details of the recently enacted health care reform legislation will be addressed in the implementing regulations. We cannot predict the effect any future legislation or regulation will have on us or what health care initiatives, if any, will be implemented at the state level.

In general, an expansion in government’s role in the U.S. health care industry may lower reimbursements for our products, reduce demand for innovative products, reduce medical procedure volumes and adversely affect our business and results of operations, possibly materially.

Furthermore, many private payors look to Medicare’s coverage and reimbursement policies in setting their coverage policies and reimbursement amounts such that federal reforms could influence the private sector as well. Finally, many states also may attempt to reform their Medicaid programs such that either coverage for certain items or services may be narrowed or reimbursement for them could be reduced. These health care reforms may adversely affect our business.

Consistent with or in addition to Congressional or state reforms, the Centers for Medicare and Medicaid Services, or CMS, the federal agency that administers the Medicare and Medicaid programs, could change its current policies that affect coverage and reimbursement for our products. Each year however, CMS re-examines the reimbursement rates for hospital inpatient and outpatient and physician office settings and could either increase or decrease the reimbursement rate for procedures utilizing our products. We are unable to predict when legislation or regulation that affects our business may be proposed or enacted in the future or what effect any such legislation or regulation would have on our business. Any such legislation, regulation or policies that affect the coverage and reimbursement of our current or future products, or the procedures utilizing our current or future products, could cause our sales to decrease and our revenue to decline.

In addition, the requirements or restrictions imposed on us or our products may change, either as a result of administratively adopted policies or regulations or as a result of the enactment of new laws. Any new regulations or statutory provisions could result in delays or increased costs during the period of product development, clinical trials, and regulatory review and approval, as well as increased costs to assure compliance.

Further, our success in international markets also depends upon the eligibility of reimbursement for our products through government-sponsored health care payment systems and other third-party payors. Outside of the U.S., reimbursement systems vary by country. These systems are often subject to the same pressures to curb rising health care costs and control health care expenditures as those in the U.S. In addition, as economies of emerging markets develop, these countries may implement changes in their health care delivery and payment systems. If adequate levels of reimbursement from third-party payors outside of the U.S. are not obtained, sales of our products outside of the U.S. may be adversely affected.

Inadequate levels of coverage or reimbursement from governmental or other third-party payors for our products, or for procedures using our products, may cause our revenues to decline.

Sales of our products depend in part on the reimbursement and coverage policies of governmental and private health care payors. The ability of our health care provider customers, including hospitals, to obtain adequate coverage and reimbursement for our products, or for the procedures in which our products are used, may impact our customers’ purchasing decisions and, therefore, could have a material adverse effect on our business.

Third-party payors have adopted, and are continuing to adopt, health care policies intended to curb rising health care costs. These policies include:

•	controls on reimbursement for health care services and price controls on medical products and services;

•	limitations on coverage and reimbursement for new medical technologies and procedures; and

•

the introduction of managed care and prospective payment systems in which health care providers contract to provide comprehensive health care for a fixed reimbursement amount per person or per procedure.

These trends could lead to pressure to reduce prices for our current products and product candidates and could cause a decrease in the size of the market or a potential increase in competition that could adversely affect our business, financial condition and results of operations.

Risks Related to the Auction Process for this IPO

Some bids made at or above the initial public offering price may not receive an allocation of shares.

The placement agent may require that bidders confirm their bids before the auction for the initial public offering closes. If a bidder is requested to confirm a bid and fails to do so within a required time frame, that bid may be rejected and may not receive an allocation of shares even if the bid is at or above the initial public offering price. Further, if the auction process leads to a pro rata reduction in allocated shares and a rounding down of share allocations pursuant to the rules of the auction, a bidder may not receive any shares in the offering despite having bid at or above the initial public offering price. Bids that are at or above the initial public offering price that are deemed to be manipulative of or disruptive to the bidding process, not creditworthy, or otherwise not deemed appropriate, may be rejected or reduced. For example, in previous transactions for other issuers in which the auction process was used, WR Hambrecht + Co has rejected or reduced bids when WR Hambrecht + Co, in its sole discretion, deemed the bids not creditworthy or had reason to question the bidder’s intent or means to fund its bid. In the absence of other information, the placement agent or a participating dealer may assess a bidder’s creditworthiness based solely on the bidder’s history with the placement agent or a participating dealer. WR Hambrecht + Co has also rejected or reduced bids that it deemed, in its sole discretion, to be potentially manipulative or disruptive or because the bidder had a history of alleged securities law violations. Other conditions for valid bids, including eligibility and account funding requirements of participating dealers, may vary. As a result of these varying requirements, a bidder may have its bid rejected by the placement agent or a participating dealer while another bidder’s identical bid is accepted.

Potential investors may receive a full allocation of the shares they bid for if their bids are successful and should not bid for more shares than they are prepared to purchase.

If the number of shares bid for at the initial public offering price is equal to or nearly equal to the number of shares offered by this prospectus, successful bidders may be allocated all or nearly all of the shares that they bid for in the auction. Therefore, we caution investors against submitting a bid that does not accurately represent the number of shares of our Class A common stock that they are willing and prepared to purchase.

Risks Related to this Offering

There has been no prior market for our Class A common stock, and an active trading market may not develop.

Prior to this offering, there has been no public market for our Class A common stock. An active and liquid trading market may not develop or be sustained following the closing of this offering. The lack of an active market may impair your ability to sell your shares at the time you wish or at a price that you consider reasonable. The lack of an active market may also reduce the value of your shares. The price of our Class A common stock in any market may be lower than the price you pay for our shares in this offering, and the price of our Class A common stock may not appreciate over time.

We expect that the price of our Class A common stock will fluctuate substantially.

The initial public offering price for the shares of our Class A common stock sold in this offering will be determined by negotiation between the placement agent and the selling stockholders. The initial public offering price may not reflect the market price of our Class A common stock following this offering. In addition, the market price of our Class A common stock is likely to be volatile due to many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	conditions and trends in the medical technology industry;

•	announcements of significant contracts by us or our competitors;

•	changes in our pricing policies or the pricing policies of our competitors;

•	the loss of one or more of our significant customers;

•	the introduction of new products or product enhancements by us or our competitors;

•	any adverse outcome of intellectual property litigation that we may become involved in from time to time;

•	changes in market valuation or earnings of our competitors;

•	the trading volume of our Class A common stock;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic conditions.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. These broad market factors may materially harm the market price of our Class A common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. This type of litigation, if instituted against us and regardless of whether we prevail on the underlying claim, could result in substantial costs and a diversion of management’s attention and resources, which could materially harm our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our stock, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and other reports that industry or securities analysts publish about us or our business. We do not currently have any research coverage by industry or securities analysts. If no or few analysts commence coverage of us, the trading price of our Class A common stock would likely decrease. We also do not expect analysts to have a reason to cover us. Even if we do obtain analyst coverage, we do not plan on giving guidance, and if one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We do not anticipate paying cash dividends, and accordingly stockholders must rely on stock appreciation for any return on their investment.

We do not anticipate paying cash dividends in the future. Investors seeking cash dividends should not invest in our Class A common stock. See “Dividend Policy.”

Substantial future sales of our Class A common stock in the public market could cause our stock price to fall.

Additional sales of our Class A common stock in the public market after the consummation of this offering, or the perception that these sales could occur, could cause the market price of our Class A common stock to decline. The 6,405,747 shares of our Class A common stock sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining shares of our Class A common stock and                shares of our Class B common stock convertible into our Class A common stock outstanding after this offering will be available for sale in the public market.

Additional stockholders will be able to sell their shares in the public market, subject to legal restrictions on transfer. As soon as practicable after the closing of this offering, we also intend to file a registration statement covering shares of our Class A common stock issued or reserved for issuance under our equity incentive plans. Registration of the sale of these shares would generally permit their sale into the market immediately, subject to vesting restrictions. In addition, some of our stockholders holding approximately 37% of our outstanding common stock after giving effect to this offering have registration rights pursuant to the Master Rights Agreement. See “Shares Eligible for Future Sale” for more information.

You will experience immediate and substantial dilution.

The price you pay for shares of our Class A common stock sold in this offering is substantially higher than the per share value of our net assets, after giving effect to this offering. Assuming an initial public offering price for our Class A common stock of $             per share (the midpoint of the initial public offering price range indicated on the cover of this prospectus), you will incur immediate dilution in net tangible book value per share of $            . Dilution is the difference between the offering price per share and the net tangible book value per share of our Class A common stock immediately after this offering. See “Dilution.”

If we are unable to assess favorably the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, our stock price could be adversely affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, beginning with our Annual Report on Form 10-K for the year ending December 31, 2013, our management may be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, in connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. If we cannot timely and favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal control over financial reporting, investor confidence and our stock price could decline.

The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.

As a result of this offering, we will become subject to the reporting requirements of the Exchange Act and Sarbanes-Oxley. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. Sarbanes-Oxley requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements. We anticipate that these costs will materially increase our selling, general and administrative expenses.

The disparity in the voting rights between our Class A common stock and Class B common stock may exert downward pressure on the price of our Class A common stock.

Our Class B common stock has ten votes per share and our Class A common stock, which is the stock we are selling in this offering, has one vote per share. Shares of our Class A common stock and our Class B common stock otherwise entitle the respective holders to identical rights. See “Description of Capital Stock — Class B Common Stock.” Immediately after completion of this offering, the holders of Class B common stock, in the aggregate, will be entitled to exercise approximately 95.1% of the voting power of our outstanding common stock. This difference in voting rights could exert downward pressure on the price of our Class A common stock.

The concentration of ownership of our Class B common stock with our executive officers, directors and their affiliates will limit your ability to influence corporate matters.

We anticipate that our executive officers and directors (and their affiliates) will together own 58% of our Class B common stock, representing approximately 55% of the voting power of our outstanding common stock, immediately after this offering. In addition, the holders of 9,750 shares of Class A common stock and 10,024,060 shares of Class B common stock have entered into a voting agreement pursuant to which they have agreed to vote their shares in accordance with the direction of a voting committee comprised of Said S. Hilal, Nabil Hilal and Stephen E. Stanley. Following this offering, our executive officers and directors will control approximately 84% of our outstanding Class B common stock, whether through direct or indirect beneficial ownership or their right to direct the voting of such shares in accordance with the voting agreement, representing approximately 80% of the voting power of our outstanding common stock. Our executive officers will therefore have significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future. In addition, as a result of our dual class structure, our directors, executives and team members will continue to be able to control all matters submitted to our stockholders for approval even if they come to own less than 50% of the outstanding shares of our common stock. This concentrated control will limit your ability to influence corporate matters. As a result, we may take actions that you do not view as beneficial, and the market price of our Class A common stock could be adversely affected.

Provisions in our charter documents and under Delaware law and the voting agreement will limit your ability to influence and could negate a takeover that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•

Our certificate of incorporation provides for two classes of common stock. Our Class B common stock is entitled to ten votes per share and our Class A common stock, which is the stock that is being sold in this offering, is entitled to one vote per share. As a result of this structure, our founders, executive officers, directors (and their affiliates) and team members will have significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.

•

Our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors.

•

Stockholders must provide advance notice to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting. These provisions may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

•

Our board of directors may issue, without stockholder approval, shares of undesignated preferred stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us. See “Description of Capital Stock — Provisions of our Certificate of Incorporation and Bylaws and Delaware Law that May Have an Anti-takeover Effect.”

Also, provisions in the voting agreement may also delay or prevent a transaction with respect to Applied that you may consider in your best interests. In particular, our stockholders party to the voting agreement can not tender any of their Applied securities into a tender offer with a third-party that may lead to a change of control of Applied unless the tender offer has been approved by the voting committee under the voting agreement. This limitation on the ability of certain of our stockholders to tender their shares may make it difficult for a third-party acquiror to acquire control of our company by means of a tender offer.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	our belief that this offering is not in the best interests of Applied;

•	our ability to compete against those with greater resources;

•	our ability to keep pace with changes in technology and our competitors;

•	our ability to effectively implement our business strategies;

•	our ability to continue to develop and improve our products;

•	our relationships with GPOs and purchasers of our products;

•	our ability to sustain or grow the market position for our products;

•	the success of future products in the marketplace;

•	the role of the key members of our senior management team;

•	our ability to preserve the Applied culture;

•	our ability to protect our intellectual property;

•	our ability to retain and attract highly skilled personnel;

•	changes in general economic and business conditions, domestically and internationally;

•	foreign currency fluctuations;

•	disruptions of established supply channels;

•	availability and costs of raw materials;

•	changes in inflation;

•	changes in government regulations;

•	fluctuations in our operating results;

•	our ability to maintain and effectively manage our growth;

•	the impact of a natural disaster;

•	the costs of complying with laws and regulations applicable to public reporting companies; and

•	other risk factors included under “Risk Factors” in this prospectus.

In addition, in this prospectus, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “potential” and similar expressions, as they relate to our company, our business and our management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

Forward-looking statements speak only as of the date of this prospectus. You should not place undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of Class A common stock by the selling stockholders. We expect to incur approximately $             million of expenses in connection with this offering, including those expenses of the selling stockholders that we are obligated to pay under the Master Rights Agreement.

DIVIDEND POLICY

We do not anticipate paying any cash dividends in the foreseeable future. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital and to support our operations. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors that the board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2011:

•	on an actual basis; and

•

on a pro forma basis to give effect to the conversion of all of our outstanding preferred stock into 6,995,969 shares of our Class B common stock and the conversion of 6,405,747 shares of Class B common stock into 6,405,747 shares of Class A common stock, in each case in connection with this offering.

This table should be read together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	June 30, 2011
	Actual	Pro forma
	(in thousands, except share information)
Cash and cash equivalents	$60,521	$60,521

Long-term debt (including current portion)	53,248	53,248
Redeemable convertible preferred stock, par value $0.001 per share, 7,009,998 shares authorized, 6,995,969 shares issued and outstanding at June 30, 2011, actual; none authorized, issued or outstanding, pro forma	14,106	—
Preferred stock, par value $0.001 per share, shares authorized, none issued and outstanding, pro forma	—	—
Class A common stock, par value $0.001 per share, 25,000,000 shares authorized, none issued and outstanding, actual; 25,000,000 authorized, 6,405,747 issued and outstanding, pro forma	—	6
Class B common stock, par value $0.001 per share, 25,000,000 shares authorized, 10,444,382 shares issued and outstanding, actual; 25,000,000 shares authorized, 11,034,604 shares issued and outstanding, pro forma (1)	10	11
Additional paid-in capital	27,128	41,227
Retained earnings	113,165	113,165

Total capitalization	$207,657	$207,657

(1)	Excludes 1,940 shares of Class B common stock which are held in treasury.

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock after this offering.

As of June 30, 2011, we had a net tangible book value of $         million, or approximately              per share. After deducting estimated offering expenses payable, our net tangible book value as of June 30, 2011 would have been approximately $         million, or $         per share. This represents an immediate dilution to new investors purchasing Class A common stock in this offering of approximately $         per share.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share at June 30, 2011	$
Decrease in net tangible book value per share attributable to estimated offering costs	$
Adjusted net tangible book value per share		$
Dilution per share to new investors		$

The following table summarizes, on a pro forma basis as of June 30, 2011, the difference between the total cash consideration paid by our officers, directors and affiliated persons for their common and preferred stock in transactions during the past five years and the purchasers of Class A common stock in this offering.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent

Officers, directors and affiliated persons			%	$		%	$
New investors

Total			%	$		%	$

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the selected statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the selected balance sheet data as of December 31, 2009 and 2010 from our audited consolidated financial statements and notes thereto included in this prospectus. We derived the selected statement of operations data for the years ended December 31, 2006 and 2007 and the selected balance sheet data as of December 31, 2006, 2007 and 2008 from our audited consolidated financial statements and notes thereto that are not included in this prospectus. We derived the selected statement of operations data for the six months ended June 30, 2010 and 2011 and the selected balance sheet data as of June 30, 2011 from our unaudited consolidated financial statements and notes thereto included in this prospectus. We have prepared this unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for such periods. Our historical results are not necessarily indicative of the results that may be expected in the future. The following financial data are only a summary and should be read together with our financial statements and the notes thereto, and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010 (Unaudited)	2011 (Unaudited)
	(in thousands, except per share information)
Consolidated Statement of Operations Data:
Product revenue	$101,772	$134,299	$177,252	$221,564	$271,810	$125,230	$159,991
Royalties and license revenue	6,718	9,162	9,505	10,181	10,365	5,150	6,859

Total revenues	108,490	143,461	186,757	231,745	282,175	130,380	166,850
Cost of revenues	36,348	40,610	43,024	47,505	55,041	25,613	32,139

Gross profit	72,142	102,851	143,733	184,240	227,134	104,767	134,711

Operating expenses:
Selling, general and administrative	64,377	88,810	103,621	112,311	157,144	77,649	76,517
Research and development	21,763	27,262	26,133	30,551	38,308	17,336	21,975
Patent litigation settlements (1)	(69,578)	(3,073)	(614)	(468)	(363)	(212)	(473)

Total operating expenses	16,562	112,999	129,140	142,394	195,089	94,773	98,019

Operating income (loss)	55,580	(10,148)	14,593	41,846	32,045	9,994	36,692

Other income (expense):
Interest income	4,864	1,337	734	425	982	381	617
Interest expense	(2,513)	(4,553)	(4,270)	(2,951)	(2,358)	(1,262)	(1,109)
Other income	64	151	67	32	25	17	—

Other income (expense), net	2,415	(3,065)	(3,469)	(2,494)	(1,351)	(864)	(492)

Income (loss) before income taxes	57,995	(13,213)	11,124	39,352	30,694	9,130	36,200
Income tax provision (benefit)	19,903	(3,183)	2,168	11,596	9,809	3,166	10,279

Net income (loss)	$38,092	$(10,030)	$8,956	$27,756	$20,885	$5,964	$25,921

Net income (loss) attributable to common stockholders	$19,295	$(11,661)	$3,763	$14,982	$11,667	$3,103	$15,853

(1)	Represents proceeds received in connection with the enforcement of our patents. These amounts for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011 are included in the selling, general and administrative expenses in the consolidated financial statements included elsewhere in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010 (Unaudited)	2011 (Unaudited)
	(in thousands, except per share information)
Net income (loss) per share:
Basic	$1.95	$(1.16)	$0.37	$1.61	$1.19	$0.32	$1.37

Diluted	$1.82	$(1.16)	$0.37	$1.61	$1.18	$0.32	$1.32

Weighted-average number of common shares:
Basic	9,907	10,021	10,145	9,308	9,785	9,640	11,611

Diluted	10,580	10,464	10,155	9,308	9,901	9,760	12,021

Pro forma net income per share (unaudited) (2):
Basic					$1.24		$1.39

Diluted					$1.23		$1.36

Pro forma weighted-average number of common shares (unaudited) (2):
Basic					16,802		18,620

Diluted					16,918		19,030

	As of December 31,					As of June 30, 2011
	2006	2007	2008	2009	2010	Actual (Unaudited)	Pro forma (Unaudited) (2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$36,002	$20,872	$25,384	$35,092	$52,789	$60,521	$60,521
Property, plant and equipment	94,364	99,063	94,552	97,322	122,583	136,115	136,115
Total assets	159,785	155,340	162,387	184,625	235,652	271,310	271,310
Total long-term liabilities	67,434	66,029	58,694	30,658	61,910	68,237	68,237
Redeemable convertible preferred stock	18,327	18,266	18,266	14,142	14,118	14,106	—
Total stockholders’ equity	54,363	45,938	57,244	83,845	114,203	146,390	160,496

(2)	The pro forma basic and diluted net income per share data in the consolidated statement of operations data for the year ended December 31, 2010 and the six months ended June 30, 2011 and the pro forma information included in the consolidated balance sheet data reflect the conversion of all of our outstanding shares of preferred stock into 6,995,969 shares of Class B common stock, and the conversion of 6,405,757 shares of Class B common stock into 6,405,747 shares of Class A common stock, in each case in connection with this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the “Risk Factors.”

Overview

Applied is a medical device company dedicated to improving clinical outcomes, enhancing choices and availability, and improving value and service in the surgical side of healthcare. We compete against highly established and powerful competitors by enhancing products and their clinical outcomes while, at the same time, reducing the ASPs in the marketplace. We believe that this is an efficient way of breaking into some highly contested and often foreclosed market segments.

One of the most significant trends currently underway in our markets is price compression. Although some observers believe that such pressures are tied to current economic conditions, uncertainties and unemployment, we believe that the causes are more fundamental. For example, most market ASPs for specialized surgical devices are highly inflated and have not been subject to true competitive environments. As a result, and in light of economic limitations, cutbacks and austerity measures throughout the world, we believe prices are likely to fall dramatically over the next five to ten years.

Another key trend is the reprocessing of single-use medical devices for reuse due to the high prices of the devices charged by suppliers, although these devices were designed, qualified and approved as single-use only devices. The FDA has recently begun to permit re-processors to clean and sterilize these devices for second and third uses. Hospitals pressed for savings tend to save their used products and, through re-processors, attempt to reuse these same devices a second or third time, usually for half the original prices. This trend has had the most impact on suppliers with the highest market ASPs, although it has had a limited impact on our business because of the value we offer and our exceptionally competitive pricing strategies.

Since we shun premium pricing, we have to rely instead on the efficiencies created by our vertical integration, innovative processes and automation. We rely on such efficiencies to cushion the impact of deteriorating market ASPs in many situations.

Our operating margins are heavily impacted by the extent of our operating expenditures and investments. We believe we spend a considerably higher percentage of our revenues on research and development than our competitors do.

Similarly, we spend a high percentage of our revenues on our selling efforts and have managed to build one of the larger sales forces in our market. We spend considerable amounts on training, educating and retaining our sales team and consider this investment critical to our success. We expect to continue to spend similar amounts for the foreseeable future.

Our general and administrative expenditures are usually increased by the cost of litigation expenses. We have consistently spent considerable amounts to defend and enforce our patents and to ensure our markets are not foreclosed or subjected to predatory practices by our competitors.

We have experienced and continue to experience growth in our operations, specifically since the foreclosed nature of the laporoscopic device market changed somewhat after 2003. Following the opening of this market, we experienced in excess of 30 percent compounded growth rates. In 2009 and 2010, our growth rate moderated for many reasons but continues to exceed 20%.

For many years prior to the current global financial crisis, we invested heavily in infrastructure, personnel, research and development, automation and distribution channels. For example, in 2006 and 2007 we spent approximately 20% and 19%, respectively, of our revenues on research and development, and $60.0 million and $16.7 million on capital expenditures. Principally as a result of the global financial crisis, our planned research and development expenditures were reduced to expenditures of approximately 14%, 13% and 13% of our revenues in 2008, 2009 and 2010, respectively, and we reduced our planned levels of capital expenditures. We increased spending in these key areas in 2011 and intend to continue these increased investments through 2012. As a result of this increased spending and the industry factors described above, we expect our gross margins and operating margins will be adversely impacted.

Results of Operations

The following describes the line items set forth in our consolidated income statements.

Revenues

Our product revenues consist primarily of sales of specialized surgical devices to hospitals and surgical centers for use by surgeons in operating rooms. We sell such surgical devices through our direct sales force and through distributors. During the six months ended June 30, 2011, direct sales represented approximately 62% of total product revenue.

Our royalty revenue is primarily related to an agreement, which expires in January 2012, pursuant to which we licensed certain technology to an unrelated licensee. Pursuant to this agreement, we receive royalties at a specified per unit price for sales made by the licensee. We recognize royalty revenue under this agreement as cash is received from the licensee because we are not able to reasonably estimate when products using the licensed technology are sold by the licensee to an end user. Under this agreement, we recorded royalties aggregating approximately $8.5 million, $9.2 million, $9.3 million, $4.6 million and $6.3 million for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, respectively.

Cost of revenues

We manufacture all of the products we sell. Our cost of revenues consists of material and component costs, direct labor and other direct and indirect manufacturing overhead costs. We recognize cost of revenues when we recognize revenue for the transaction.

Selling, general and administrative

Selling, general and administrative expenses consist primarily of payroll and other compensation costs for sales and administrative personnel, which include the executive, finance, information technology, legal and human resources departments, sales commissions, travel costs, professional and consulting fees, legal fees, facilities and other indirect costs.

Research and development

Research and development expenses consist primarily of payroll and other compensation costs for personnel involved in product and technology research and development activities, prototyping and tooling costs and depreciation.

Interest income

Interest income consists of interest earned on our cash, cash equivalents and investment balances.

Interest expense

Interest expense consists primarily of interest charges on our short- and long-term borrowings.

Other income (expense)

Other income (expense) generally consists of income (expense) generated from non-operating transactions.

Provision for income taxes

Provision for income taxes is comprised of federal, state, local and foreign taxes based on income.

Comparison of the six months ended June 30, 2010 to the six months ended June 30, 2011

Revenues

	Six Months Ended June 30,
	2010	2011	% Change
	(dollars in thousands)
Product revenue	$125,230	$159,991	28%
Royalties and licensing revenue	5,150	6,859	33%

Total revenues	$130,380	$166,850	28%

Total revenues increased $36.5 million to $166.9 million for the six months ended June 30, 2011 compared to $130.4 million for the six months ended June 30, 2010.

Product revenue increased $34.8 million to $160.0 million for the six months ended June 30, 2011 compared to $125.2 million for the six months ended June 30, 2010. This increase was due to an increase in direct sales of $24.7 million and distributor sales of $10.1 million. These increases were primarily caused by increased demand for certain products and further expansion in the European markets. The increased volume in units sold was primarily attributable to our trocar product line, which also resulted in a corresponding increase in sales of the related instruments and to a lesser extent increased sales of our wound retractor products.

Royalties and licensing revenues increased $1.7 million to $6.9 million for the six months ended June 30, 2011 compared to $5.2 million for the six months ended June 30, 2010 due to a higher volume of trocars sold under royalty agreements.

Revenues by geography

	Six Months Ended June 30,
	2010	2011	% Change
	(dollars in thousands)
United States of America	$87,117	$106,451	22%
Percentage of total revenues	67%	64%
International	$43,263	$60,399	40%
Percentage of total revenues	33%	36%

Total revenues	$130,380	$166,850	28%

Our total revenues increased $36.5 million to $166.9 million for the six months ended June 30, 2011 compared to $130.4 million for the six months ended June 30, 2010. This increase was composed of 22% growth in the U.S. and 40% growth in our international markets. The growth in international markets was primarily due to increased direct business with hospitals in select European markets.

Cost of revenues and gross profit

	Six Months Ended June 30,
	2010	2011	% Change
	(dollars in thousands)
Cost of revenues	$25,613	$32,139	25%
Percentage of total revenues	20%	19%
Gross profit	$104,767	$134,711	29%
Percentage of total revenues	80%	81%

Cost of revenues increased by $6.5 million to $32.1 million for the six months ended June 30, 2011 compared to $25.6 million for the six months ended June 30, 2010. Gross profit increased $29.9 million to $134.7 million for the six months ended June 30, 2011 compared to $104.8 million for the six months ended June 30, 2010. Our gross margin increased by 1% to 81% for the six months ended June 30, 2011 from 80% for the six months ended June 30, 2010. This increase in gross margin was attributable to increased product volumes which resulted in manufacturing efficiencies combined with favorable changes in our product mix.

Our cost of revenues and corresponding gross profit as a percentage of revenue can be expected to fluctuate in future periods depending upon changes in our product sales mix and prices, distribution channels and geographies, manufacturing yields, period expenses, production volume and currency exchange rates.

Selling, general and administrative

	Six Months Ended June 30,
	2010	2011	% Change
	(dollars in thousands)
Selling, general and administrative	$77,437	$76,044	-2%
Percentage of total revenues	59%	46%

Selling, general and administrative expenses decreased by $1.4 million to $76.0 million for the six months ended June 30, 2011 from $77.4 million for the six months ended June 30, 2010. This decrease was primarily due to a $4.5 million decrease in legal expenses as a result of the timing of trials related to pending litigation. Stock-based compensation expense decreased by $2.7 million during the six months ended June 30, 2011, which was attributable to the timing and volume of stock option and restricted stock grants and a stock option repricing in March 2010, which resulted in $1.0 million of incremental stock compensation during the six months ended June 30, 2010. These decreases were offset by a $4.4 million increase in payroll and related costs due to an increase of approximately 150 team members during the six months ended June 30, 2011, and a $3.0 million increase in commission expenses which is consistent with the 28% increase in product revenues. Additionally, foreign currency gains were $1.3 million higher during the six months ended June 30, 2011 as compared to the six months ended June 30, 2010 due primarily to a strengthening of the euro during this period.

Selling, general and administrative expenses as a percentage of revenue decreased from 59% to 46% for the six months ended June 30, 2011 as compared to the same period in 2010, primarily as a result of revenue growing at a faster rate than our non-variable selling expenses.

While selling, general and administrative expenses decreased 2% during the six months ended June 30, 2011 as compared to June 30, 2010, we expect our selling, general and administrative costs, in absolute dollars and as a percentage of revenue, to be higher in the second half of 2011 and in 2012, as a result of factors such as stock-based compensation charges and expenses associated with intellectual property litigation, together with the expenses associated with and resulting from this offering and our status as a public company.

Research and development

	Six Months Ended June 30,
	2010	2011	% Change
	(dollars in thousands)
Research and development	$17,336	$21,975	27%
Percentage of total revenues	13%	13%

Research and development expenses increased by $4.6 million to $22.0 million for the six months ended June 30, 2011 compared to $17.3 million for the six months ended June 30, 2010. Of this increase, approximately $2.3 million was due to increased payroll and payroll related costs attributable to the addition of research and development team members which increased by approximately 80 team members from June 30, 2010 as compared to June 30, 2011. Additional increased spending was attributable to $1.0 million in prototype and other tooling expenses and $0.7 million in depreciation expenses as a result of higher depreciable fixed assets.

As a percentage of total revenues, research and development expenses remained consistent at 13% during the six months ended June 30, 2010 and 2011. We expect our level of research and development expenses to increase as we accelerate our product development cycle.

Other expense, net

	Six Months Ended June 30,
	2010	2011	% Change
	(dollars in thousands)
Interest income	$381	$617	62%
Interest expense	(1,262)	(1,109)	-12%
Other income	17	—	-100%

	$(864)	$(492)

Interest income increased by $0.2 million to $0.6 million for the six months ended June 30, 2011 compared to $0.4 million for the six months ended June 30, 2010 due to higher average cash and cash equivalents balances in 2011. Interest expense decreased by $0.2 million to $1.1 million for the six months ended June 30, 2011 from $1.3 million for the six months ended June 30, 2010 due to lower interest rates charged on our existing debt with variable interest rates.

Provision for income taxes

	Six Months Ended June 30,
	2010	2011	% Change
	(dollars in thousands)
Provision for income taxes	$3,166	$10,279	225%

Our effective tax rate, which is calculated as the provision for income taxes as a percent of income before the provision for income taxes, for the six months ended June 30, 2010 and 2011 was 35% and 28%, respectively. The decrease in the effective tax rate was primarily due to the inclusion of research tax credits of $2.6 million which were not in effect in the first half of 2010 and the release of a liability for uncertain tax positions of $1.0 million related to foreign net operating losses, offset by anticipated income in jurisdictions in which we do business with different effective tax rates during the six months ended June 30, 2011.

Comparison of fiscal years ended December 31, 2008, 2009 and 2010

Revenues

	Year Ended December 31,			% Change
	2008	2009	2010	2009	2010
	(dollars in thousands)
Product revenue	$177,252	$221,564	$271,810	25%	23%
Royalties and licensing revenue	9,505	10,181	10,365	7%	2%

Total revenues	$186,757	$231,745	$282,175	24%	22%

2009 compared to 2010: Total revenues increased by $50.4 million to $282.2 million for the year ended December 31, 2010 compared to $231.7 million for the year ended December 31, 2009. Product revenue increased $50.2 million to $271.8 million for the year ended December 31, 2010 compared to $221.6 million for the year ended December 31, 2009 due primarily to increased demand for products from our trocar product line, which was due in part to a competitor’s trocar recall during the fourth quarter of 2010, and to a lesser extent to increased demand for our wound retractor products.

Royalties and licensing revenues increased $0.2 million, or 2%, to $10.4 million for the year ended December 31, 2010 due to growth in trocar sales sold under royalty agreements.

2008 compared to 2009: Total revenues increased $44.9 million to $231.7 million for the year ended December 31, 2009 compared to $186.8 million for the year ended December 31, 2008. Of this increase, product revenue increased $44.3 million to $221.6 million for the year ended December 31, 2009 compared to $177.3 million for the year ended December 31, 2008. The increase in product revenue was primarily attributable to increased demand for trocar products and related instruments. These increases were a result of customers purchasing our newer products within the trocar product line.

Royalties and licensing revenues increased $0.7 million, or 7%, to $10.2 million for the year ended December 31, 2009 due to higher trocar sales sold under royalty agreements.

Revenues by geography

	Year ended December 31,			% Change
Revenues	2008	2009	2010	2009	2010
	(dollars in thousands)
United States of America	$125,827	$155,569	$182,701	24%	17%
Percentage of total revenues	67%	67%	65%
International	$60,930	$76,176	$99,474	25%	31%
Percentage of total revenues	33%	33%	35%

Total revenues	$186,757	$231,745	$282,175	24%	22%

2009 compared to 2010: Our total revenue grew 22% to $282.2 million for the year ended December 31, 2010 compared to $231.7 million for the year ended December 31, 2009. This increase was composed of 17% growth in the U.S. and 31% growth in our international markets. The overall rate of growth resulted from increased customer demand for our products, which in part resulted from a competitor’s recall of trocars, and international expansion into select European markets.

2008 compared to 2009: Our total revenue grew 24% to $231.7 million for the year ended December 31, 2009 compared to $186.8 million for the year ended December 31, 2008. This increase was composed of 24% growth in the U.S. and 25% growth in our international markets. The overall rate of growth resulted from an increase in our customer base as more hospitals evaluated our products worldwide and a strategic effort to grow internationally.

Cost of revenues and gross profit

	Year Ended December 31,			% Change
	2008	2009	2010	2009	2010
	(dollars in thousands)
Cost of revenues	$43,024	$47,505	$55,041	10%	16%
Percentage of total revenues	23%	20%	20%
Gross profit	$143,733	$184,240	$227,134	28%	23%
Percentage of total revenues	77%	80%	80%

2009 compared to 2010: Cost of revenues increased $7.5 million, or 16%, to $55.0 million for the year ended December 31, 2010 compared to $47.5 million for the year ended December 31, 2009. Gross profit increased $42.9 million to $227.1 million for the year ended December 31, 2010 compared to $184.2 million for the year ended December 31, 2009. Our gross margin remained consistent at 80% for the years ended December 31, 2009 and 2010.

2008 compared to 2009: Cost of revenues increased $4.5 million, or 10%, to $47.5 million for the year ended December 31, 2009 compared to $43.0 million for the year ended December 31, 2008. Gross profit increased $40.5 million to $184.2 million for the year ended December 31, 2009 compared to $143.7 million for the year ended December 31, 2008. Our gross margin increased to 80% for the year ended December 31, 2009 from 77% for the year ended December 31, 2008. This increase in gross margin was primarily related to increased sales volumes, which resulted in favorable manufacturing efficiencies, and lower depreciation resulting from delayed capital investment in facilities in the prior two years.

Selling, general and administrative

	Year Ended December 31,			% Change
	2008	2009	2010	2009	2010
	(dollars in thousands)
Selling, general and administrative	$103,007	$111,843	$156,781	9%	40%
Percentage of total revenues	55%	48%	56%

2009 compared to 2010: Selling, general and administrative expenses increased $45.0 million to $156.8 million for the year ended December 31, 2010 compared to $111.8 million for the year ended December 31, 2009. Of this increase, $15.5 million was attributable to increased commissions, due to increased product revenues and payroll and related costs due to an increase of approximately 90 team members from December 31, 2009 as compared to December 31, 2010. Additionally, $9.4 million was primarily related to a bonus program which was introduced on January 1, 2010, as well as other bonus programs. Stock-based compensation increased by $4.2 million during 2010 due in part to the issuance of nonrecourse notes receivable in connection with the exercise of stock options (resulting in an increase of $2.2 million of stock-based compensation in 2010) and a stock option repricing in March 2010 which resulted in $1.0 million of incremental stock compensation during the year ended December 31, 2010 as compared to December 31, 2009. The bonus program and the accounting for the nonrecourse notes receivable are discussed in notes 6 and 12, respectively, to the consolidated financial statements included elsewhere in this prospectus. Included in selling, general and administrative during the year ended December 31, 2010 is a $4.9 million loss, representing the difference between the purchase price and the estimated fair value of a research and development facility on the acquisition date, recorded in connection with the acquisition of a previously leased facility in October 2010. The remaining increase is related to increased legal expenses associated with a pending lawsuit that went to trial in early 2010, higher travel expenses and facility and depreciation expenses.

Selling, general and administrative expenses as a percentage of total revenues increased to 56% for the year ended December 31, 2010 as compared to 48% for the year ended December 31, 2009, primarily as a result of renewed investments in global sales force training and education and implementation of our long-term strategic bonus plan and equity incentive programs in 2010.

2008 compared to 2009: Selling, general and administrative expenses increased $8.8 million to $111.8 million for the year ended December 31, 2009 compared to $103.0 million for the year ended December 31, 2008. Of this increase, $5.9 million was attributable to increased commissions, as a result of increased product revenues and payroll and related costs due to an increase of approximately 100 team members from December 31, 2008 as compared to December 31, 2009. Additionally, bonuses increased by $2.7 million due to our increased profitability in 2009. Legal expenses increased by $2.0 million as a result of the timing of trials related to pending litigation. The increases described above were offset by a $1.3 million increase in foreign currency gains as a result of strengthening currencies (primarily the euro) during 2009.

Selling, general and administrative expenses as a percentage of total revenue decreased to 48% for the year ended December 31, 2009 as compared to 55% for the year ended December 31, 2008, primarily as a result of our determination to defer investments in sales and distribution in light of the global financial crisis.

Research and development

	Year Ended December 31,			% Change
	2008	2009	2010	2009	2010
	(dollars in thousands)
Research and development	$26,133	$30,551	$38,308	17%	25%
Percentage of total revenues	14%	13%	13%

2009 compared to 2010: Research and development expenses increased $7.8 million, or 25%, to $38.3 million for the year ended December 31, 2010 compared to $30.6 million for the year ended December 31, 2009. Of this increase, $2.4 million resulted from an increase of approximately 70 team members from December 31, 2009 to December 31, 2010. Additionally, $2.5 million of the increase is due to accruals under the long-term strategic bonus plan. The remaining increase is attributable to increased facility expenses, depreciation and prototype and tooling costs.

2008 compared to 2009: Research and development expenses increased $4.4 million, or 17%, to $30.6 million for the year ended December 31, 2009 compared to $26.1 million for the year ended December 31, 2008. This increase was primarily attributable to increased payroll and related costs of $1.8 million as a result of an increase of approximately 40 team members from December 31, 2008 to December 31, 2009 and increased prototype and tooling expenses of $2.3 million.

Other expense, net

	Year Ended December 31,			% Change
	2008	2009	2010	2009	2010
	(dollars in thousands)
Interest income	$734	$425	$982	-42%	131%
Interest expense	(4,270)	(2,951)	(2,358)	-31%	-20%
Other income	67	32	25	-52%	-22%

	$(3,469)	$(2,494)	$(1,351)

2009 compared to 2010: Interest income increased by $0.6 million, or 131%, to $1.0 million for the year ended December 31, 2010 compared to $0.4 million for the year ended December 31, 2009 due to higher average cash and cash equivalents balances during the year ended December 31, 2010 and maintaining a significant portion of those balances in foreign currency money market accounts that earned higher interest rates. Interest expense decreased by $0.6 million to $2.4 million during the year ended December 31, 2010 compared to $3.0 million for the year ended December 31, 2009 due primarily to a $10.1 million principal payment made in January 2010 on debt with a 6.59% fixed interest rate.

2008 compared to 2009: Interest income decreased by $0.3 million to $0.4 million during the year ended December 31, 2009 as compared to $0.7 million for the year ended December 31, 2008 as the interest rates declined due to the global financial crisis. Interest expense decreased by $1.3 million to $3.0 million during the year ended December 31, 2009 as compared to $4.3 million for the year ended December 31, 2008 due to additional principal payments made on outstanding equipment loans and the refinancing of existing mortgage loans at lower rates of interest.

Provision for income taxes

	Year Ended December 31,			% Change
	2008	2009	2010	2009	2010
	(dollars in thousands)
Provision for income taxes	$2,168	$11,596	$9,809	435%	-15%

2009 compared to 2010: Our effective tax rate, which is calculated as the provision for income taxes as a percent of income before the provision for income taxes, for the years ended December 31, 2009 and 2010 was 29% and 32%, respectively. The increase in our effective tax rate during 2010 is primarily attributable to a $3.6 million reduction in the valuation allowance in 2009 as compared to $1.0 million in 2010.

2008 compared to 2009: The effective tax rate, which is calculated as the provision for income taxes as a percent of income before the provision for income taxes, for the years ended December 31, 2008 and 2009 was 19% and 29%, respectively. The increase in the effective tax rate in 2009 was primarily attributable to an increase in the amount of research and development credits being utilized in 2008 as compared to 2009 as a percentage of income before provision for income taxes. This factor was offset by a reduction in the valuation allowance of $3.6 million in 2009 as compared to $0.7 million in 2008.

Liquidity and Capital Resources

We have funded our working capital requirements and expansion primarily with cash provided by our operating activities. Our principal sources of liquidity are our cash flows provided by operating activities, our existing cash and cash equivalents, and our line of credit facilities. As of June 30, 2011, we had cash and cash equivalents of $60.5 million, short and long-term debt of $52.9 million and $25.0 million available under our line of credit facilities. Included in our cash and cash equivalents were $11.5 million in cash and $49.0 million in cash equivalents, consisting of money market accounts and certificates of deposit with banking institutions.

As further discussed in note 8 to the consolidated financial statements included elsewhere in this prospectus, our bank loan agreements have financial and operational covenants that could limit our ability to transfer or dispose of assets, merge with or acquire other companies, make investments, pay dividends, incur additional indebtedness and liens and conduct transactions with affiliates. Certain of these other debt agreements also include financial covenants that (1) require us to have a minimum level of tangible net worth, (2) have various levels of performance tests and (3) restrict our ability to borrow in our U.S. operating subsidiary, all of which may have an impact on our liquidity.

The following table sets forth, for the periods indicated, our cash flow data:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands)
Cash provided by operating activities	$18,282	$45,504	$50,488	$23,829	$24,956
Cash used in investing activities	(8,621)	(12,984)	(44,327)	(12,080)	(20,026)
Cash (used in) provided by financing activities	(4,029)	(24,974)	10,992	(13,558)	(759)
Effects of exchange rate changes on cash	(1,120)	2,162	544	(2,403)	3,561

Increase (decrease) in cash	$4,512	$9,708	$17,697	$(4,212)	$7,732

Operating activities

Net cash provided by operating activities was $25.0 million for the six months ended June 30, 2011 compared to $23.8 million for the six months ended June 30, 2010. Net cash provided by operating activities for the six months ended June 30, 2011 increased primarily as a result of $25.9 million in net income and net non-cash operating expenses of $8.6 million, offset by an increase in operating assets net of operating liabilities of $9.5 million. Adjustments for non-cash items of $8.6 million consisted primarily of $6.7 million in depreciation expense on property, plant and equipment, $0.6 of accrued warranty costs and $1.1 million of stock-based compensation. The decrease in cash resulting from changes in operating assets net of operating liabilities primarily consisted of a $5.3 million increase in our accounts receivable due to a $34.8 million, or 28%, increase in product revenue during the six months ended June 30, 2011 as compared to the same period in 2010 and a $7.9 million increase in inventories which was primarily attributable to management’s deliberate efforts to meet sales demand and to take advantage of lower prices by buying raw materials ahead of anticipated price increases. These increases to cash were offset by a $3.8 million increase in other non-current liabilities which was primarily attributable to the accrual of a long-term bonus plan which commenced in 2010.

Net cash provided by operating activities for the six months ended June 30, 2010 was primarily a result of net income of $6.0 million, net non-cash operating expenses of $11.0 million and an increase in operating liabilities net of operating assets of $6.8 million. Adjustments for non-cash items of $11.0 million consisted primarily of $5.9 million of depreciation expense on property, plant and equipment, $1.1 million of losses on the sale of property, plant and equipment and $3.6 million of stock-based compensation. The $6.8 million increase in operating liabilities net of operating assets consisted of a $4.6 million increase in accrued payroll and related benefits due to the increase in the number of team members, a $1.9 million increase in other current liabilities due primarily to an increase in income taxes payable, a $2.0 million increase in other non-current liabilities which was primarily attributable to the accrual of a long-term bonus plan which commenced in 2010. These increases to cash were offset by a $1.4 million increase in inventories, which was the result of management’s effort to meet increased forecasted sales demand and to take advantage of lower prices by buying raw materials ahead of anticipated price increases, a $1.5 million decrease in accounts payable and a $1.5 million decrease in other current assets.

Net cash provided by operating activities was $50.5 million for the year ended December 31, 2010 and was primarily a result of net income of $20.9 million, net non-cash operating expense of $25.3 million and an increase in operating liabilities net of operating assets of $4.3 million. Adjustments for non-cash items of $25.3 million consisted primarily of $12.6 million of depreciation on property, plant and equipment, $2.6 million of expenses in connection with the reconfiguration of a facility, $4.9 million of a loss on the purchase of a facility which was previously leased by Applied and $6.1 million of stock-based compensation. These increases were partially offset by a $2.2 million increase in a deferred tax benefit in 2010. The $4.3 million increase in operating liabilities net of operating assets consisted of a $5.1 million increase in accrued payroll and related benefits due to the increase in the number of team members, a $6.6 million increase in long-term liabilities which was primarily attributable to the accrual of a long-term bonus plan which commenced in 2010 and will be paid in 2013 and a $0.8 million increase in other current liabilities, a $0.6 million increase in accounts payable and a $0.7 million decrease in other current assets. These increases to cash were offset by a $7.0 million increase in accounts receivable which was primarily attributable to the $50.2 million, or 23%, increase in product revenues during 2010, a $2.7 million increase in inventories which was primarily attributable to management’s efforts to meet increased sales demand and to take advantage of lower prices by buying raw materials in bulk.

Net cash provided by operating activities of $45.5 million for the year ended December 31, 2009 resulted primarily from net income of $27.8 million, net non-cash operating expense of $12.3 million and an increase in operating liabilities net of operating assets of $5.4 million. Adjustments for non-cash items of $12.3 million consisted primarily of $11.7 million of depreciation on property, plant and equipment, and $1.7 million of stock-based compensation, partially offset by a $2.1 million of deferred tax benefit. The $5.4 million increase in operating liabilities net of operating assets consisted primarily of a $5.6 million increase in other non-current liabilities which was primarily as a result of an increase in unrecognized tax benefits, a $1.9 million decrease in other current assets which was primarily related to an increase in prepaid expenses and a $1.3 million increase in accrued payroll and related benefits which was related to the increase in the number of team members. These increases to cash were offset by a $4.1 million increase in accounts receivable which was primarily attributable to the $44.3 million or 25% increase in product revenue during 2009.

Net cash provided by operating activities of $18.3 million for the year ended December 31, 2008, which was primarily the result of $9.3 million in net income and net non-cash operating expenses of $16.0 million, offset by an increase in operating assets net of operating liabilities of $7.0 million. Adjustments for non-cash items of $16.0 million consisted primarily of $12.4 million of depreciation expense on property, plant and equipment, $1.9 million of stock-based compensation and $0.7 million of an increase in the provision for excess and obsolete inventory. The $7.0 million increase in operating assets net of operating liabilities consisted primarily of a $5.1 million increase in accounts receivable, primarily as a result of a $43.0 million or 32% increase in product revenue during 2008, a $1.3 million decrease in accounts payable and a $3.8 million decrease in other current liabilities which was primarily related to the timing of the payment of accrued legal expenses and accrued income taxes. These decreases to cash were offset by a $2.9 million increase in accrued payroll and related benefits and a $2.8 million increase in other non-current liabilities.

Investing activities

Net cash used in investing activities was $20.0 million for the six months ended June 30, 2011 due to capital expenditures of $20.0 million. Net cash used in investing activities was $12.1 million for the six months ended June 30, 2010 primarily due to capital expenditures of $11.3 million and the purchase of short-term investments of $3.1 million, offset by a decrease in restricted cash of $2.3 million.

Net cash used in investing activities totaled $44.3 million for the year ended December 31, 2010 and was primarily due to capital expenditures of $46.6 million and the issuance of notes receivable to team members and stockholders of $0.4 million, offset by a decrease in restricted cash of $1.8 million and proceeds from short-term investments of $0.9 million.

Net cash used in investing activities totaled $13.0 million for the year ended December 31, 2009 and was primarily due to $12.6 million of capital expenditures and an increase in restricted cash of $0.4 million.

Net cash used in investing activities totaled $8.6 million for the year ended December 31, 2008 and was primarily due to capital expenditures of $8.0 million and purchases of short-term investments of $0.6 million.

Our industry is capital intensive, particularly as it relates to manufacturing facilities. Historically, our capital expenditures have consisted principally of purchased manufacturing equipment and facilities, research and testing equipment and facilities, computer systems, office furniture and equipment. We expect our capital expenditures for facilities, machinery and equipment to remain significant for the foreseeable future.

Financing activities

Net cash used in financing activities of $0.8 million for the six months ended June 30, 2011 was primarily due to the repayment of $5.0 million of short-term debt, $2.4 million of long-term debt and repurchases of preferred stock for $0.2 million, offset by proceeds from new long-term debt of $4.4 million, proceeds from stock option exercises of $1.3 million and collections on notes receivable from stockholders of $1.1 million. Net cash used in financing activities was $13.6 million for the six months ended June 30, 2010, which was primarily due to repayment of $25.8 million of long-term debt and $2.8 million of stock repurchases, offset by $12.7 million of net proceeds from new long-term debt and $2.3 million of proceeds from exercise of stock options.

Net cash provided by financing activities of $11.0 million for the year ended December 31, 2010 was primarily due to $31.3 million in net proceeds from new long-term debt, $5.0 million in net proceeds from net short-term borrowings and $5.6 million in proceeds from the exercise of stock options, offset by repayments of $27.8 million on long-term debt and the repurchases of common stock for $ 2.7 million.

Net cash used in financing activities of $25.0 million for the year ended December 31, 2009 was primarily due to the repayment of $14.9 million of long-term debt and repurchases of preferred stock and common stock for $11.8 million, offset by $1.7 million of proceeds from the exercise of stock options.

Net cash used in financing activities of $4.0 million for the year ended December 31, 2008 was primarily a result of the repayment of $5.4 million of long-term debt, and repurchases of common stock for $0.7 million, offset by proceeds from the exercise of stock options for $1.2 million and collections on notes receivable from stockholders of $0.9 million.

Future liquidity needs

Our operations are primarily funded from cash generated by operations and long-term debt, and, if necessary, borrowings under our $25.0 million line of credit facilities. We anticipate additional capital expenditures related to expanding our international operations. Our focus on international expansion will require both continuing and incremental investments in facilities and infrastructure in the U.S., Europe and Australia. For the next 12 months, we believe that our cash balance, cash flow from operations, and available borrowings under our line of credit facilities will be sufficient to fund our operations, our working capital requirements, and our presently planned capital investments. Notwithstanding this belief, management continues to engage in on-going discussions with commercial banks about the possibility of refinancing our existing debt and expanding our credit facilities into a senior credit facility. We expect this credit facility would permit us to make additional capital investments and purchase our outstanding equity securities. As of the date of this prospectus we have not entered into a commitment for any such credit facility.

We do not currently have any material commitments with respect to planned capital expenditures, other than the construction of our European headquarters in the Netherlands and purchases of real property and related capital expenditures. We currently expect our planned capital expenditures in the next 12 months to equal approximately $70.0 million. In the event that we require additional working capital to fund future operations, we could seek to obtain funding through debt financing arrangements. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. There can be no assurance that any financing transaction will be available on terms acceptable to us, or at all. If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize.

Recent Accounting Pronouncements

In October 2009, the FASB issued ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangement, or ASU No. 09-13. ASU No. 09-13 modifies the requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered. This update should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We adopted the updated guidance effective January 1, 2011. We did not enter into any revenue arrangements subject to this new guidance in the first half of 2011 and, therefore, the implementation of this new guidance did not have an impact on our consolidated financial statements.

In January 2010, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, or ASU No. 10-06. ASU No. 10-06 expands the interim and annual disclosure requirements of fair value measurements, including the information about transfers in and out of Level 1 and Level 2 fair value measurements and requires additional disclosure regarding purchases, sales, issuances and settlements of Level 3 measurements. Except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which was effective for fiscal years beginning after December 15, 2010, we adopted all other disclosures required effective January 1, 2010 and these disclosures did not have a material impact on our consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, or ASU 11-04. ASU 11-04 provides a consistent definition of fair value and ensures that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards, or IFRS. The new guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. The new guidance is effective for annual periods beginning on or after December 15, 2011 and should be applied prospectively. The adoption of this new guidance is not expected to have a material impact on our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05 Comprehensive Income (Topic 220): Presentation of Comprehensive Income, or ASU 11-05. ASU 11-05 requires us to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. The new standard eliminates the option to present items of other comprehensive income in the statement of changes in equity or in the notes to the financial statements. The new requirements do not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income. The new requirements are effective for interim and annual periods beginning after December 15, 2011, with early adoption permitted. Full retrospective application is required. The adoption of this accounting standard will impact the presentation of other comprehensive income in our consolidated financial statements.

Contractual Obligations and Commitments

The following table summarizes our outstanding contractual obligations as of June 30, 2011. You should refer to note 8 to the consolidated financial statements included elsewhere in this prospectus for a discussion of the terms our outstanding debt as of June 30, 2011.

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Amounts reflected in consolidated balance sheet:
Debt, including current portion	$53,248	$5,203	$26,308	$8,736	$13,001
Amounts not reflected in consolidated balance sheet:
Operating lease obligations	3,606	1,478	1,867	261	—

Total	$56,854	$6,681	$28,175	$8,997	$13,001

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes included elsewhere in this prospectus are prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and any related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and our actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the following accounting policies involve a greater degree of judgment and complexity than our other accounting policies and accordingly, represent our critical accounting policies. We have other key accounting policies, which involve the use of estimates, judgments and assumptions that are significant to understanding our results, which are included in note 2 to the consolidated financial statements included elsewhere in this prospectus.

Inventories

Inventories consist of finished goods, work-in-process, and raw materials, including components which are semi-finished goods. Product inventories are stated at the lower of cost or market. Cost is determined using a standard cost method (which approximates first-in, first-out) and includes material, labor and overhead. Inventory valuation allowances are recorded for materials that have become obsolete or are no longer used in current production and for inventory that has a market value less than the carrying value in inventory. We generally purchase raw materials in quantities that we anticipate will be fully used within one year. However, changes in operating strategy and customer demand, and frequent unpredictable fluctuations in market values for such materials can limit our ability to effectively utilize all of the raw materials purchased and sold through resulting finished goods to customers for a profit. We regularly monitor potential inventory excess, obsolescence and lower market values compared to standard costs and, when necessary, reduce the carrying amount of our inventory to its market value. Specific reserves are maintained to reduce the carrying value of inventory items on hand that we know may not be used in finished goods. Our inventory reserve was $1.0 million, $0.7 million and $0.6 million at December 31, 2009, December 31, 2010 and June 30, 2011, respectively. If our estimates for potential inventory losses prove to be too low, then our future earnings will be affected when the related additional inventory losses are recorded.

Revenue recognition

We derive revenues from various sources including direct sales to end user hospitals, other direct customers, sales to domestic and international distributors and sales to original equipment manufacturers. Domestic and international distributors will resell the products to end user hospitals and other customers in their assigned territories. Revenue is recognized when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the price is fixed or determinable, and (4) collectability is reasonably assured. We record revenue from product sales when title and risk of ownership have been transferred to the customer, which is typically upon delivery to the customer. When collectability is not reasonably assured, the recognition of revenue is deferred until payment is received as long as the remaining revenue recognition criteria are met.

Customers do not have a general right of return for credit or refund on product sales; however, we allow customers to return product upon approval within 30 days from original sale. We estimate and accrue for these returns as a reduction of product revenues and accounts receivable based on historical return rates. Accruals for sales returns were not material as of December 31, 2009, December 31, 2010 or June 30, 2011.

We also sell certain products under an arrangement in which the end user hospitals participate in clinical product evaluations. The terms and conditions for these arrangements provide for customer return provisions which generally range from 30 to 90 days from the initial delivery of the product under evaluation. Due to the nature of the clinical product evaluations, our level of continuing involvement subsequent to delivery can be significant, and therefore, revenue recognition is deferred on these clinical product evaluations until the evaluation period is complete. Deferred revenue related to evaluation sales was $1.3 million, $1.4 million and $0.9 million as of December 31, 2009, December 31, 2010 and June 30, 2011, respectively.

Certain domestic distributors purchase products at specified distributor pricing and then resell the products to end user hospitals which may have separate pricing agreements with us or are members of GPOs which have contracts with us. In those situations when distributor prices are higher than the end user hospital contracted prices, we provide discounts or charge-backs to these distributors for the excess of the distributor prices above the end user hospital prices. We estimate and provide allowances for the discounts or charge-backs at the time of sale as a reduction to product revenues and accounts receivable. As of December 31, 2009, December 31, 2010 and June 30, 2011, we accrued charge-backs of $2.7 million, $4.3 million and $4.2 million, respectively.

Stock-based compensation

We measure and recognize compensation expense for all stock-based awards made to officers, team members, consultants and non-employee directors based on estimated fair values on the date of grant. Stock-based awards consist of stock options and restricted stock. Stock-based compensation cost is measured at the grant date based on the fair value of the award as determined using an acceptable option-pricing model and is recognized as expense over the requisite service period (vesting period), net of estimated forfeitures. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates.

We use the Black-Scholes option-pricing model to estimate the value of stock-based compensation expense for all stock-based awards. Determining the appropriate fair-value model and calculating the fair value of stock-based awards at the grant dates requires considerable judgment, including estimating the risk-free interest rate, expected option term, stock price volatility and dividend yield. Management develops estimates based on historical data and market information, which can change significantly over time. The risk-free interest rate is based on the implied yield on U.S. Treasury notes as of the grant date with a term approximating the expected life of the options. We utilize the average of the contractual term of the options and the weighted average vesting period for all options to calculate the expected option life. The expected stock price volatility is based on historical volatility of similar companies that are public and compete in the medical device industry. The use of this peer data to determine expected volatility will continue until sufficient information regarding the volatility of our share price is available and reliable. Applied has not historically declared dividends and therefore, the estimated annual dividend yield is 0%.

Beginning in 2010, we accepted promissory notes from certain team members as consideration for stock to be issued upon exercise of stock options. The total outstanding balance of these notes receivable was $7.7 million and $9.1 million as of December 31, 2010 and June 30, 2011, respectively. These notes receivable are accounted for as nonrecourse loans. For accounting purposes, the nonrecourse notes are accounted for as the grant of new stock options. The estimated fair values of the newly granted stock options are recognized as compensation expense on the issuance date of the nonrecourse note. As a result, we recognized compensation expense related to these notes in the amount of $2.2 million and $0.5 million during the year ended December 31, 2010 and the six months ended June 30, 2011, respectively. Compensation expense related to these notes for the years ended December 31, 2008 and 2009 and for the six months ended June 30, 2010 was not material. The common stock underlying the notes receivable is not presented as outstanding in the consolidated balance sheet. As principal payments are made on the notes receivable, the Class B common stock is presented as outstanding on a pro-rata basis.

Common stock valuations

The fair value of the common stock underlying our stock options was determined by our board of directors, which intended that all options granted were exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The assumptions used in the valuation model are based on future expectations combined with management judgment. In the absence of a public trading market, the board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each stock-based award grant date, including the following factors:

•	the prices, rights, preferences and privileges of our preferred stock relative to our common stock;

•	our operating and financial performance;

•	current business conditions and projections;

•	the market performance of comparable publicly traded companies;

•	the U.S. and global capital market conditions; and

•	any adjustment necessary to recognize a lack of marketability for our common stock.

We granted restricted stock and stock options with the following exercise price ranges each quarter since August 20, 2010, at which time we completed a holding company reorganization.

Stock-based award grant period	Number of Shares Underlying Options	Exercise Price Per Share	Number of Restricted Stock Awards	Common Stock Fair Value Per Share at Grant Date
Quarter ended September 30, 2010	—	$—	—	$—
Quarter ended December 31, 2010	399,300	7.67	—	7.67
Quarter ended March 31, 2011	558,900	10.50	400	10.46
Quarter ended June 30, 2011	—	—	—	—
Quarter ended September 30, 2011	—	—	—	—
October 25, 2011	1,316,800	$15.75	334,700	$15.75

There have been no other stock-based awards granted since October 25, 2011 through the date of this prospectus.

In order to determine the fair value of our Class B common stock underlying option grants and the fair value of the restricted stock, we first determined our business enterprise value, or BEV, and then allocated the BEV to each element of our capital structure (preferred stock, common stock, and options). Our BEV was estimated using a combination of two generally accepted approaches: the income approach using the discounted cash flow method, or DCF, and the market-based approach using the comparable company method. The DCF method estimates enterprise value based on the estimated present value of future net cash flows the business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is referred to as terminal value. The estimated present value is calculated using a discount rate known as the weighted average cost of capital, which accounts for the time value of money and the appropriate degree of risk inherent in the business. The market-based approach considers multiples of financial metrics based on both revenues and earnings multiples of a selected peer group of companies. These multiples are then applied to our financial metrics to derive a range of indicated values. Once calculated, the discounted cash flow and comparable company methods are then weighted. In allocating the total equity value between preferred and common stock, we assumed that the preferred stock would convert to common stock. Estimates of the volatility of our common stock were based on available information on the volatility of common stock of comparable, publicly traded companies.

Significant factors considered by our board of directors in determining the fair value of our common stock at these grant dates include:

Quarter ended December 31, 2010

During the fall of 2010, the U.S. economy and the financial and stock markets continued their recovery and our business continued expanding domestically and internationally. We experienced sequential revenue growth of $70.7 million for the quarter ended September 30, 2010, compared to $65.9 million for the quarter ended June 30, 2010, and $60.5 million for the quarter ended September 30, 2009, and achieved record financial results during the nine months ended September 30, 2010. We performed a contemporaneous valuation of our Class B common stock as of September 30, 2010 and determined the fair value of our Class B common stock to be $7.67 per share. Our BEV reflected a non-marketability discount of 17.2% based on a liquidity event expected to occur within approximately two years, which was considered to be reasonable based on facts and circumstances at that time. The board of directors also considered whether there were any events or other factors to consider which would change the estimated fair value between the valuation date of September 30, 2010 and the grant date of December 10, 2010. Based on this valuation and the factors discussed above, our board of directors granted stock options with an exercise price of $7.67 per share.

Quarter ended March 31, 2011

In the first quarter of 2011, the U.S. economy and the financial and stock markets continued their recovery. We continued our sequential revenue growth of $81.1 million for the quarter ended December 31, 2010, compared to $70.7 million for the quarter ended September 30, 2010, and $63.4 million for the quarter ended December 31, 2009, and we continued to achieve record financial results during the year ended December 31, 2010 and continued that trend into the first quarter of 2011. We performed a contemporaneous valuation of our Class B common stock as of December 31, 2010 and determined the estimated fair value of our Class B common stock to be $8.31 per share. Our BEV reflected a non-marketability discount of 12.8% based on a liquidity event expected to occur approximately over a year from the valuation date, which was considered to be reasonable based on facts and circumstances at that time. Using the actual rate of increases in our Class B common stock based on the common stock valuations performed, we estimated the increase in the fair value of our Class B common stock from December 31, 2010, the date of the last common stock valuation, through March 18, 2011, the grant date of the stock options, to be approximately $2.19, resulting in an estimated Class B common stock fair value of $10.50 as of March 18, 2011. Accordingly, the board of directors granted stock options with an exercise price of $10.50 per share.

October 18, 2011

In the second and third quarter of 2011, our business continued to grow and we experienced sequential revenue growth of $85.8 million for the quarter ended June 30, 2011, compared to $81.1 million for the quarter ended March 31, 2011, and $65.9 million for the quarter ended June 30, 2010. We continued to achieve record financial results during the nine months ended September 30, 2011. We performed a contemporaneous valuation of our Class B common stock as of October 18, 2011, and determined the fair value of our Class B common stock to be $15.75 per share. Our BEV reflected a non-marketability discount of 15.1% based on a liquidity event expected to occur within approximately two years. Estimating the time to liquidity was carefully considered as of October 18, 2011. We placed significant weight on the volatility of the U.S. stock market and the reduction in the number of initial public offerings during the third quarter of 2011. Accordingly, we extended the time to a liquidity event from the last common stock valuation date. We also considered the demand registration rights exercised by certain of our stockholders on August 25, 2011, as further discussed under the “Risk Factors” section. At the time of the common stock valuation, the board of directors and management did not, and continue not to, believe that an initial public offering is currently in the best interests of our company. We did, however, consider the possibility that complying with our obligations under the registration rights provisions of the Master Rights Agreement could result in our undertaking an initial public offering earlier than the two year estimated time to a liquidity event, although we believe this possibility was limited due to the uncertain market for initial public offerings during the late summer and fall of 2011 and our uncertainty over the placement agent’s views as to the timing of this offering. We further considered that if we were compelled to register our Class B common stock, our liquidity would not increase significantly as compared to prior to the consummation of this offering. After carefully weighing the above noted factors, we based on our Class B common stock valuation on October 18, 2011 on an estimated time to liquidity of approximately two years, which represented the board of director’s and management’s best estimate of a liquidity event assuming we were not compelled to effect this offering under the circumstances described above. Based on all of these factors, our board of directors granted stock options with an exercise price of $15.75 per share.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax expenses and assessing temporary differences resulting from recognition of items for income tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must reflect this increase as an expense within the tax provision in our income statement.

Management’s judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We continue to monitor the realizability of our deferred tax assets and adjust the valuation allowance accordingly.

At December 31, 2010, we have state and foreign net operating loss carryforwards of $1.4 million and $2.5 million, respectively, which will begin to expire in 2019 and 2015, respectively. As of December 31, 2010, we have $5.2 million of California research and development tax credits available for use in future tax periods which may be carried forward indefinitely. Management considered all available positive and negative evidence, including scheduled reversals of liabilities, projected future taxable income, tax planning strategies and recent financial performance, and determined that a valuation allowance of $2.7 million was appropriate as of December 31, 2010 for those deferred tax assets that are not expected to provide future tax benefits.

Effective January 1, 2007, we adopted an accounting standard which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. As of December 31, 2010 and June 30, 2011, the liability for income taxes associated with uncertain tax positions was $5.4 million and $4.8 million, respectively. The amount of unrecognized benefits which, if ultimately recognized, could favorably affect the tax rate in a future period was $4.2 million as of December 31, 2010 and June 30, 2011. This amount is net of any federal and/or state benefits. It is reasonably possible that the amount of unrecognized tax benefits in various jurisdictions may change in the next 12 months due to the expiration of statutes of limitation or audit settlements. Management estimates that the decrease in unrecognized tax benefits within the next 12 months will total approximately $1.6 million.

Interest and penalties related to unrecognized tax benefits are recognized in income tax expense. At December 31, 2010, we had accrued $0.6 million of interest and penalties (net of tax benefits of $0.1 million) related to uncertain tax positions.

We conduct business in multiple jurisdictions, and as a result one or more of our subsidiaries files income tax returns in the U.S. federal, various state, local and foreign jurisdictions. We have concluded that we are no longer subject to U.S. federal, state and non-U.S. income tax examinations by taxing authorities prior to 2006.

Quantitative and Qualitative Disclosure about Market Risk

While we manufacture all of our products in the U.S., we have sales and distribution facilities within the U.S. and internationally. Accordingly, we are exposed to market risks in the ordinary course of our business, including the effect of foreign currency fluctuations, interest rate changes and inflation. Information relating to quantitative and qualitative disclosures about these market risks is set forth below.

Foreign currency exchange risk

A majority of our assets and liabilities are maintained in the U.S. in U.S. dollars, and a majority of our sales and expenditures are transacted in U.S. dollars. We transact business in various foreign currencies other than the U.S. dollar which exposes us to foreign currency risk. For the six months ended June 30, 2011, we derived approximately 36% of our revenue from international customers. We expect the percentage of revenue derived from outside the U.S. to increase in future periods as we continue to expand globally. These foreign currency revenues, when converted into U.S. dollars, can vary depending on average exchange rates during a respective period. In addition, we are exposed to foreign currency gains or losses on outstanding foreign currency denominated receivables and cash balances maintained in foreign banks. Realized and unrealized foreign currency gains or losses on these transactions are included in our statements of income or equity as a component of accumulated other comprehensive income (loss) as incurred. Certain of our foreign sales support subsidiaries transact in their respective country’s local currency, which is also their functional currency. As a result, expenses of these foreign subsidiaries when converted into U.S. dollars can vary depending on average monthly exchange rates during a respective period. Certain intercompany transactions may give rise to realized and unrealized foreign currency gains or losses. These foreign currency gains or losses are included in our statements of income as incurred.

The balance sheets of our foreign subsidiaries whose functional currency is not the U.S. dollar are translated into U.S. dollars at the rate of exchange at the balance sheet date and the statements of income and cash flows are translated into U.S. dollars using the average monthly exchange rate during the period. Any foreign exchange gain or loss as a result of translating the balance sheets of our foreign subsidiaries whose functional currency is not the U.S. dollar is included in equity as a component of accumulated other comprehensive income (loss).

Our primary foreign currency exchange rate exposures are with the euro, the British pound and the Australian dollar against the U.S. dollar. Foreign currency exchange rates have experienced significant movements recently and may continue in the future. We currently do not enter into forward exchange contracts to hedge exposures denominated in foreign currencies and do not use derivative financial instruments for trading or speculative purposes. The effect of a 10% change in foreign currency exchange rates could have a material effect on our future operating results or cash flows, depending on which foreign currency exchange rates change and depending on the directional change (either a strengthening or weakening against the U.S. dollar). As our foreign operations continue to grow, our exposure to foreign currency exchange rate risk may become more significant.

Inflation risk

Inflation and changing prices did not have a material effect on our financial condition or results of operations in 2008, 2009, 2010 or the six months ended June 30, 2011. However, because we are limited in our ability to raise prices as a result of our long-term GPO contracts, and because of our desire to maintain lower ASPs, increases in our raw materials, production and transportation costs may have a material adverse impact on our results of operations.

Interest rate risk

Our exposure to interest rate risk is primarily related to investments and fixed rate debt.

We maintain cash and cash equivalents, consisting of investments with original maturities of less than three months when acquired, with financial institutions in the U.S., Europe and Australia. Interest rate fluctuations did not have a material effect on our financial condition or results of operations in 2008, 2009, 2010 or the six months ended June 30, 2011.

As of June 30, 2011, we had $27.9 million of fixed-rate debt. While changes in market interest rates may affect the fair value of our fixed-rate debt, we believe the effect, if any, of reasonably possible near-term changes in the fair value of such debt on our financial condition, results of operations or cash flows will not be material.

BUSINESS

Applied develops, manufactures and markets medical devices for general, colorectal, bariatric, vascular, gynecological, urological and pediatric surgical procedures. We generate revenue by delivering surgical devices that reduce the invasiveness of open procedures and minimize the likelihood of trauma and wound-site infections during these procedures.

Our Mission

Our mission is to improve clinical outcomes while increasing the availability and affordability of healthcare in general. We are committed to addressing the following four key requirements in our field:

•	Improved clinical outcomes;

•	Enhanced choices;

•	Reduced cost or improved value; and

•	Excellent service.

While many of our competitors aspire to address one or more of these needs, we are committed to addressing all four. This means that we strive to offer an improved product or outcome at a lower cost. We therefore tend to price and sell our products at levels significantly below the prevailing average selling price, or ASP, in the market place. Although this approach may not be new in many markets, we believe it differentiates us in the medical device arena. We have remained committed to this approach throughout our 24 years. Our approach has tended to reduce ASPs and, to a great extent, meaningfully shrink the size, based on revenue, of the available markets which we target. We believe that this approach is an efficient way of breaking into some highly contested and often foreclosed market segments.

Through our direct distribution channels we offer our customers the opportunity to adopt clinical innovations and advancements in the operating room while saving on the costs of both healthcare generally and specific procedures.

Applied Medical Corporation was incorporated in Delaware in February 2010 to become the holding company for Applied Medical Resources Corporation, which was founded in California in 1987.

How We Generate Revenue

The majority of our revenues come from selling surgical access devices to hospitals and surgical centers for use by surgeons in the operating room. Although we have had portions of our revenues associated with royalties in prior years, today a small and decreasing portion of our revenues comes from collecting royalties from licensed technologies, mainly to our competitors. A majority of our royalty revenues will expire in January 2012.

Despite the fact that we often offer advanced products, improvements and upgrades on a frequent basis, we do not pursue premium pricing for such enhancements. To the contrary, we offer our improved products at prices significantly below the ASPs prevalent in the marketplace. We have products that have not seen a price increase in a decade, and many have seen prices reduced, despite the absence of competitive price pressures. However, we maintain our margins through automation of our manufacturing practices and increased volume of our unit shipments.

The Value Encompassed in the Applied Brand

Our approach enables surgeons to deliver improved clinical outcomes while helping hospitals reduce the cost of care. We reduce the overall cost of the product and the procedure while ensuring our products deliver superior quality and reliability. We also strive to prevent cost increases, even when we introduce new generations of products, enhancements or additional benefits to our products.

Some of the key benefits we offer our customers include:

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Innovation. We have a long history of investing significant portions of our revenues in research and development. To date, we have compiled approximately 300 issued and 250 pending patents. We respect other parties’ intellectual property and resolutely defend ours from infringers.

•

Lower Cost. We strive to reduce the cost of surgical procedures and related supplies. We spend approximately half of our research and development budget on developing reliable processes and automation for manufacturing our products.

•

Choices. We are reluctant to eliminate a product choice or an option for the hospital or surgeon. Although we discontinue some older products from time to time, our process for phasing out products is elaborate and considerate of our customers’ needs.

•

Exceptional Service. We have dedicated considerable time, capital and resources to serve our customers, from training to servicing clinical teams. We have also foregone opportunities for faster growth in order to dedicate time and effort towards updating our customers on the latest innovations and improvements.

•

Commitment to Science. We conduct basic scientific research in order to foster our product development. For example, our scientists have enhanced processes for incorporating titanium, gel and other materials into our products.

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Commitment to Independent and Credible Research. We support clinical research designed to foster the best science, research design and implementation, as well as the most credible and accurate conclusions.

•

Commitment to Quality and Regulatory Compliance. We continue to put our best talents and efforts towards unequivocal compliance with regulatory requirements, including quality system regulations and related policies and procedures.

Our Target Markets

The laparoscopy market consists of products that enable the surgeon to access certain anatomies without the need for an open incision. Instead, devices called trocars are used to facilitate the introduction of a CO2 insufflation medium, a scope attached to a camera for visualization, and instruments for conducting the therapeutic procedure. The advantages of this less-invasive approach are well-established and documented. Still, not every open procedure is suitable for laparoscopy. We supply many products used in laparoscopy, including trocars for access, instruments for grasping or cutting, tissue bags for removing specimens and devices for clipping or closing ducts and blood vessels. The great majority of our laparoscopic devices are single-use devices, although some customers choose to reprocess and reuse these devices. We have not supported the practice of reprocessing our devices, as we feel doing so exposes patients to additional risks.

Not all laparoscopic procedures are done solely through trocars or without an incision. In some procedures, surgeons choose to use a hand-assisted approach, where a small incision is made to accommodate the introduction of a hand access device that maintains the insufflation gas within the abdomen while allowing the surgeon to introduce a hand into the abdominal cavity. The advantages of such an approach have been studied, documented and published in peer-reviewed clinical papers. Applied’s trade name for its product in the hand-access market is GelPort® laparoscopic system.

A third and emerging technique is known by many names, including “scar-less” and “single access” technique. Here, one device replaces three, four or five trocars, and accommodates access of scopes and instruments through a single incision hidden underneath the umbilicus. Applied’s trade name for its product in the single-access market is GelPOINT® advanced access system.

Our Product Markets

Our products span the scope of surgical procedures, from general to cardiac. However, we categorize our products in terms of whether or not the market for the device is developed.

Developed Product Markets. In developed product markets, most of the potential procedures are already using our devices or a similar device of one of our competitors, and the challenge is to grow our market share. Developed product markets usually involve an entrenched competitor or competitors, established relations with customers, contracts that extend over a number of years and a variety of entry barriers. Other factors can require considerable time and perseverance to change, including overcoming existing customer preferences, the size and efficiencies of existing sales and distribution channels, manufacturing volumes and learning curves associated with new products.

Developing Product Markets. In developing product markets, the great majority of potential procedures are not using our new modality, technology or devices, or similar products of a competitor. In many situations, we may be the only company advocating the new approach or technology and there are many situations where the competition is non-existent, lagging in development, or adopting a wait-and-see attitude. Developing product markets have some distinct and, sometimes, decisive competitive advantages and disadvantages.

One advantage is being first to the market, setting the standard, training the surgeons and residents on the new approaches, building a track record of innovation and support, and establishing volumes necessary to support additional research and development and investments in training and support. Some companies prefer to avoid the risk and expense and go for being the second entrant, learning from mistakes, taking advantage of a relatively developed market and base. Another advantage is the opportunity for early recognition of needs and solutions, two key requirements for inventing and patenting valuable intellectual property.

One of the largest disadvantages and risks of market development is the investment in time and capital required to advocate, train and support a new clinical modality, technology or capabilities. The effort to develop new markets carries a much higher risk of missing the mark, taking much longer to succeed or simply not succeeding.

The unpredictable nature of developing markets is counterbalanced by the relative predictability of products in established and developed product markets. Our portfolio of products in the developed product market gives us the opportunity to support advancements in clinical modalities and technologies. By considering such opportunities, we also reduce our exposure to the market powers of our competitors who dominate many of the medical device segments. Our customers usually recognize and appreciate the commitment we have for advancing the clinical and technical states of the art.

Often within developed markets, we encounter a new technology or advancement that requires us to treat that portion of the market as a developing sub-segment. For example, among developed markets, our largest presence is in laparoscopy, and especially as that modality applies to general surgery, colorectal and bariatric procedures. In this segment, we sell trocars, instruments and access devices. Some of our trocars and access devices, however, employ new technologies requiring extensive investments in research and development, manufacturing methods and processes, training and education, both internally and externally.

In the developing markets, our largest presence is in the area of wound retraction and protection, with the Alexis® product line potentially pertaining to approximately four million procedures in the U.S. alone.

We also have a small number of products that pertain to smaller niche markets in the cardiovascular arena. These include atraumatic occlusion devices for heart surgery and vascular catheters to deal with emboli and thrombi.

Our Product Lines

We are a leader in advanced surgical access products for minimally invasive and traditional surgery. We introduced the first universal seal trocar over 20 years ago. We continue that tradition of breakthrough innovation in laparoscopic access with our recently introduced Kii® access line, which includes precedent-setting seal, Fios® first entry and advanced fixation technologies.

We offer an extensive line of advanced access products used in developing procedures such as single incision surgery and hand access procedures. For single incision surgery, our GelPOINT® access platforms enable minimally invasive surgery through a single access point by providing a flexible, air-tight fulcrum to facilitate triangulation of standard instrumentation. By offering an increased range of motion and maximum retraction and exposure, the GelPOINT® platforms provide utmost versatility and access for a wide range of abdominal and transanal procedures.

Our GelPort® laparoscopic system combines the speed and precision of open surgery with the clinical outcomes and patient benefits of minimally invasive surgery. The GelPort® system allows surgeons to rapidly alternate between a hand access, straight laparoscopic and open surgical technique to optimize procedural efficiency and clinical outcomes.

For advanced access in traditional surgical procedures, our Alexis® wound protector/retractor provides 360 degrees of circumferential, atraumatic retraction, while significantly decreasing wound infection and maintaining moisture at the incision site. The self-retaining design of the Alexis® wound protector/retractor effectively holds the incision site open, allowing the surgeon to easily access the operative field and maximize surgical assistance.

Along with the access offering, we also participate in many laparoscopic instrument segments. These products complement the access and trocar lines and include our Epix® instruments, Inzii® retrieval systems and performance irrigation line.

Our Epix® universal laparoscopic clip applier is a technologically advanced ligation systems on the market utilizing a traditional 10 mm medium-large clip in a 5 mm format. The Epix® clip applier also utilizes a more substantial clip to provide strength and security upon placement.

Similarly, the Epix® 5 mm scissors combine precision and strength through unique dual-edge blades allow the surgeon to transect a broad range of tissue. The high grade stainless steel blades sustain sharpness, even over extensive use.

Additionally, the Epix® laparoscopic grasper integrates naturally with tissue to deliver the optimum balance between traction and pressure.

Our Epix® laparoscopic dissector contains a stainless steel curve jaw that allows visualization of the distal tip. The teeth provide traction to engage tissue for the purpose of dissection and manipulation. The angled shaft allows for a triangulated view of the jaw and precise placement in the therapeutic field.

Our Inzii® universal retrieval system is specifically designed to perform with our Kii® 5 mm and larger trocars. This system combined with our Epix® instruments provides a total 5 mm solution to many laparoscopic procedures.

Other product lines include cardiovascular occlusion devices and clot management systems. Our Stealth® and Fibra® cardiovascular occlusion systems provide atraumatic occlusion reducing potential complications from heart bypass surgery. Our latis® and Syntel® clot management systems are an innovative suite of latex-free embolectomy, thrombectomy and graft cleaning catheters, which cover a broad range of balloon sizes and lengths to accommodate the variety of vascular de-clotting procedures. All these vascular catheters are latex-free.

We also have product lines that address, specialty markets. These specialized products often require one-on-one interaction with surgeons. The selling process, therefore, is lengthy, expensive and demanding. These segments present an opportunity to demonstrate to clinicians our ability to listen to their needs, define problems in need of solutions, and implement technical solutions that assist the clinician and patient.

The Applied Brand

We strongly believe in building and defending the Applied brand. Our brand is our reputation – it must be demonstrated and defended through consistent and faithful adherence to our promises to our customers.

Our brand is the sum total of all experiences, from how we manufacture and maintain quality, to how we price, ship, service, educate and participate in the community. Each Applied team member is an integral and important part of our brand, which ties our culture to everything else that we do. As a result, we place high emphasis on our recruiting practices, education, development of careers and rotation programs.

To help solidify the Applied brand, we frequently rely on an objective, education-based approach to promoting our products through our team of clinical development professionals. The mission of this team is to educate users, mainly surgeons, and their organizations on the advantages and limitations of any approach or device – and to avoid commercialization efforts that aim at simply selling the highest volume of products to healthcare providers and their patients. Our aim is to live up to the promises of our business model and brand.

Culture and Team Members

We consider our culture and team members to be one of our greatest strengths. Culture and team membership translate into grass root efficiencies for Applied. We are fortunate to have what we believe to be an exceptional group of team members, inclined to excel, and desirous of making a difference in their respective fields, improving healthcare and making it more available and cost effective.

For the casual observer, Applied appears to be a company prolific and adept in developing technologies and products. However, the Applied team will point out that we develop none of these things; instead, we develop team members who, in turn, develop technologies, products and market share, effectively, efficiently and prolifically.

Our culture is an almost equal mix of cultivation — the commitment to teach and mentor — and competency — the determination and skill of achieving results. Our workplace is also a place of continuing education. Those we invite to join the team are inclined to excel and, if they fit the Applied culture, together we can find them the position most conducive to their success. We look for mettle, drive, intellectual prowess, heart and curiosity, in that order, and with lesser concern for education, experience or expertise — those latter three can be supplied along the way; the first five have to be there already.

As of October 31, 2011, we had approximately 2,250 team members worldwide. We continue to add team members while keeping an eye on the impact to the overall culture.

Distribution

We distribute our products through direct and indirect channels of distribution. We have developed direct distribution channels in the U.S., select European countries and Australia. In other countries, we rely on independent distributors who understand our mission and the promise of our brand. We do not have presence in many emerging markets, including China and India, and no current plans to address those markets. For fiscal years 2008, 2009 and 2010 and the six months ending June 30, 2011, approximately 67%, 67%, 65% and 64% respectively, of our revenues were attributable to sales in the U.S.

Our distribution channels tend to be stratified, with different teams responsible for different contact points, phases of the selling process and functions. We have teams that address the initial administrative contacts, clinical contacts, clinical evaluations and continued services. We also have a global division dedicated to education, be it the education of our sales forces, Clinical Development and Research and Development teams, or the training of clinical personnel in regards to new procedures, technologies or devices.

We spend considerable time, effort and money on training and qualifying our team members. For example, we conduct a comprehensive sales training program. We also run numerous surgeon training sessions around the U.S. and outside the U.S., and train hundreds of surgeons to use our products every year.

We sell our full product portfolio in many international markets, concentrating our direct distribution operations in the Netherlands, the United Kingdom, France, Germany, Austria, Switzerland, Spain, Italy, and Australia. Our international indirect distribution system consists of approximately 70 distributors that sell our products in approximately 50 countries in Europe, Asia and the South Pacific, Central and South America and the Middle East. Outside the U.S., our direct distribution channels, as well as our independent distributors, have been responsible for a considerable portion of our international growth. Our international distributors purchase products directly from us or our Netherlands distribution subsidiary for resale to their local customers. As part of our strategy to grow internationally, we have selectively converted from distributors to direct sales representation in certain countries, as we did in Australia in 2004. As our penetration of these markets has increased, so has our hiring in these markets, training and development.

Research and Development

Our research and development efforts are an important part of our commitment to innovate. Our innovation objectives include:

•	Enhanced clinical outcomes;

•	Exceptional quality and consistency of products;

•	Highly predictable, repeatable and reliable processes;

•	The fastest ability to respond to market changes, customer demands and needs, emergency situations in the market place, and the ability to keep our supply lines the shortest and most responsive;

•

The most versatile automation abilities, structure and systems in order to automate without lengthening the development process or reducing flexibility to change the product upon receipt of validated input from the marketplace;

•	The most responsive development process for tooling up, modifying or expanding tooling capacity; and

•	The lowest manufacturing costs possible, within the confines of meeting all the above requirements, and in ways that enable us to deliver the superior value promised by our brand.

These extensive and demanding requirements have also required us to commit a high percentage of our revenues to our research and development efforts. For fiscal years 2008, 2009 and 2010 and the six months ending June 30, 2011, we spent approximately $26.1 million, $30.6 million, $38.3 million and $22.0 million, respectively, on research and development, which represented approximately 14%, 13%, 13%, and 13%, respectively, of our revenues for such periods.

Manufacturing

We are a vertically integrated manufacturer, producing almost all our devices in-house. The great majority of our products start out as high quality, medical grade polymers, or medical grade stainless steel, and exit our facilities as fully manufactured and packaged medical devices.

As a result, we have a short supply line between our raw materials and finished goods which gives us greater control over our product quality.

The downside of this approach is the intensity of our capital expenditures and the requirements for facilities, power, and equipment. This approach also requires the high levels of long-term planning and the ability to predict future needs. Many of our processes are unique to us, and many preparations for additional capacities have to start two to three years ahead of the evolving needs. We sell our products directly from inventory and generally have minimal order backlog.

We use a diverse and broad range of raw materials in the manufacturing of our products. We purchase all of our raw materials and select items, such as packaging, from external suppliers. In addition, we purchase some supplies from single sources for reasons of proprietary know-how, quality assurance, sole source availability, or due to regulatory qualification requirements. We work closely with our suppliers to ensure continuity of supply while maintaining high quality and reliability. To date, we have not experienced any significant difficulty locating and obtaining the materials necessary to fulfill our production requirements.

Clinical Development

We believe in delivering high quality, innovative and FDA compliant products that also encompass value and service to our customers. Our clinical development efforts focus on spreading reliable, supportable clinical testimonials, research, papers, and experiences to the users. We focus on increasing the awareness of the marketplace regarding the option called Applied, its way of doing business and its innovative products. Customers recognize us for not just our innovations, products and prices, but also for our brand and our dedication to it and them.

Competition

In the medical devices market, we face intense competition from companies with dominant market positions such as Ethicon Endo-Surgery, a division of Johnson & Johnson, and Covidien, among others. These competitors have significantly greater financial, technical, marketing and other resources than we have and may be better able to:

•	respond to new technologies or technical standards;

•	react to changing customer requirements and expectations;

•	acquire other companies to gain new technologies or products that may displace our product lines;

•	manufacture, market and sell products;

•	devote resources to the development, production, promotion, support and sale of products; and

•	deliver a broad range of competitive products at lower prices.

Hospitals, GPOs, IHNs, and IDNs make contracting and purchasing decisions based on their desire to secure a broad array of surgical supplies, many of which are unique to our principal competitors. Our principal competitors are able to leverage their broader product portfolios and dominant market positions in some segments by, for example, bundling their products into specially priced packages that create strong financial incentives for their customers to purchase their products. These practices may negate savings customers would gain from buying select products from Applied and may deter such customers from buying Applied’s products. We expect competition in the markets in which we participate to continue to increase as existing competitors improve or expand their product offerings.

Intellectual Property

We rely on a combination of patent, trademark and trade secret laws in the U.S. and other jurisdictions to protect our proprietary technology and our brand. We also rely on confidentiality procedures and agreements, and contractual provisions to achieve the same. We do not pursue patent protection where the possibility for meaningful enforcement is limited.

Applied Medical is a registered trademark in the U.S. and several other countries. Other registered trademarks include: Separator® access system, Universal® seal, GelPort, GelPOINT, GelSeal, Alexis, latis, Fibra, Stealth® clips, Fios, Kii, Epix, Inzii and the Applied Medical logo. Unregistered trademarks include Alexis® O.

Circumstances outside our control could pose a threat to our intellectual property. For example, effective intellectual property protection may not be available in every country in which our products are distributed. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights is costly and time consuming. Any increase in unauthorized use of our intellectual property could make it more expensive to do business and harm our operating results.

Companies in the medical device arena own large numbers of patents, copyrights and trademarks, and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. Because we invest significant portions of our revenues in research and development, and because we have been inventive and effective, we have compiled a portfolio of approximately 300 issued and 250 pending patents. We spend a sizeable amount every year to defend our intellectual property. As we expand our offerings into existing and new segments, the possibility of increased intellectual property conflicts and confrontations will grow. Our efforts may not always stop a third-party, and our technologies may not always withstand any third-party claims or rights against their use.

Government Regulation

FDA Approval Requirements

Unless an exemption applies, each medical device that we wish to market in the U.S. must receive 510(k) clearance from the FDA pursuant to the FDCA. The FDA’s 510(k) clearance process usually takes from four to twelve months, but it can last longer. We cannot be sure that 510(k) clearance will ever be obtained for any product we propose to market.

The FDA decides whether a device must undergo either the 510(k) clearance or premarket approval, or PMA approval, process based upon statutory criteria. These criteria include the level of risk that the agency perceives is associated with the device and a determination whether the product is a type of device that is similar to devices that are already legally marketed. Devices deemed to pose relatively less risk are placed in either Class I or II, which requires the manufacturer to submit a pre-market notification requesting 510(k) clearance, unless an exemption applies. The premarket notification must demonstrate that the proposed device is “substantially equivalent” in intended use and in safety and effectiveness to a legally marketed “predicate device” that is either in Class I, Class II, or is a Class III device that was in commercial distribution before May 28, 1976, for which the FDA has not yet called for submission of a PMA application.

Class I devices are those for which safety and effectiveness can be assured by adherence to the FDA’s general regulatory controls for medical devices, or the General Controls, which include compliance with the applicable portions of the FDA’s quality system regulations, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials. Some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below.

Class II devices are subject to the FDA’s General Controls, and any other special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification procedure. Pursuant to the Medical Device User Fee and Modernization Act of 2002, or MDUFMA, as of October 2002 unless a specific exemption applies, 510(k) premarket notification submissions are subject to user fees. Certain Class II devices are exempt from this premarket review process.

Class III devices are those devices which have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device. The safety and effectiveness of Class III devices cannot be assured solely by the General Controls and the other requirements described above. These devices almost always require formal clinical studies to demonstrate safety and effectiveness and must be approved through the premarket approval process described below. Premarket approval applications (and supplemental premarket approval applications) are subject to significantly higher user fees under MDUFMA than are 510(k) premarket notifications.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require a PMA approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained. We have modified some of our 510(k) cleared devices, but have determined that, in our view, based on FDA guidance as to when to submit a 510(k) notification for changes to a cleared device, new 510(k) clearances or PMA approvals are not required. We cannot assure you that the FDA would agree with any of our decisions not to seek 510(k) clearance or PMA approval. If the FDA requires us to seek 510(k) clearance or PMA approval for any modification, we also may be required to cease marketing and/or recall the modified device until we obtain a new 510(k) clearance or PMA approval.

A clinical trial may be required in support of a 510(k) submission. These trials generally require an Investigational Device Exemption, or IDE, application approved in advance by the FDA for a specified number of patients, unless the product is deemed a nonsignificant risk device eligible for more abbreviated IDE requirements. The IDE application must be supported by appropriate data, such as animal and laboratory testing results. Clinical trials may begin if the IDE application is approved by the FDA and the appropriate institutional review boards at the clinical trial sites.

Pervasive and Continuing FDA Regulation

A host of regulatory requirements apply to our marketed devices, including the quality system regulation (which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures), the MDR regulations (which require that manufacturers report to the FDA specified types of adverse events involving their products), labeling regulations, and the FDA’s general prohibition against promoting products for unapproved or “off-label” uses. Class II devices also can have special controls such as performance standards, postmarket surveillance, patient registries and FDA guidelines that do not apply to class I devices. Unanticipated changes in existing regulatory requirements or adoption of new requirements could hurt our business, financial condition and results of operations.

We are subject to inspection and market surveillance by the FDA to determine compliance with regulatory requirements. If the FDA finds that we have failed to comply, the agency can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

•	fines, injunctions and civil penalties;

•	recall, detention or seizure of our products;

•	the issuance of public notices or warnings;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance of new products;

•	withdrawing 510(k) clearance already granted; and

•	criminal prosecution.

The FDA also has the authority to request repair, replacement or refund of the cost of any medical device manufactured or distributed by us. Our failure to comply with applicable requirements could lead to an enforcement action that may have an adverse effect on our financial condition and results of operations.

Health Care Fraud and Abuse

In the United States, there are federal and state anti-kickback laws that generally prohibit the payment or receipt of kickbacks, bribes or other remuneration in exchange for the referral of patients or other health-related business. For example, the Federal Health Care Programs’ Anti-Kickback Law (42 U.S.C. § 1320a-7b(b)) prohibits anyone from, among other things, knowingly and willfully offering, paying, soliciting or receiving any bribe, kickback or other remuneration intended to induce the referral of patients for, or the purchase, order or recommendation of, health care products and services reimbursed by a federal health care program (including Medicare and Medicaid). Recognizing that the federal anti-kickback law is broad and potentially applicable to many commonplace arrangements, the Office of Inspector General within the Department of Health and Human Services, or OIG, has issued regulations, known as the safe harbors, which identify permissible practices. If all of the requirements of an applicable safe harbor are met, an arrangement will not be prosecuted under this law. Safe harbors exist for a number of arrangements relevant to our business, including, among other things, payments to bona fide employees, certain discount arrangements, and certain payment arrangements involving GPOs. The failure of an arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal. However, conduct that does not fully satisfy each requirement of an applicable safe harbor may result in increased scrutiny by government enforcement authorities, such as the OIG or the Department of Justice. Violations of this federal law can result in significant penalties, including imprisonment, monetary fines and assessments, and exclusion from Medicare, Medicaid and other federal health care programs. Exclusion of a manufacturer would preclude any federal health care program from paying for its products. In addition to the federal anti-kickback law, many states have their own kickback laws. Often, these state laws closely follow the language of the federal law.

Some state anti-kickback laws apply regardless of whether federal health care program payment is involved. Federal and state anti-kickback laws may affect our sales, marketing and promotional activities, educational programs, pricing and discount practices and policies, and relationship with health care providers by limiting the kinds of arrangements we may have with hospitals, GPOs and others in a position to purchase or recommend our products.

Federal and state false claims laws prohibit anyone from presenting, or causing to be presented, claims for payment to third-party payors that are false or fraudulent. For example, the federal Civil False Claims Act (31 U.S.C. § 3729 et seq.) imposes liability on any person or entity who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal health care program (including Medicaid and Medicare). Manufacturers, like us, can be held liable under false claims laws, even if they do not submit claims to the government, where they are found to have caused submission of false claims by, among other things, providing incorrect coding or billing advice about their products to customers that file claims, or by engaging in kickback arrangements with customers that file claims. A number of states also have false claims laws, and some of these laws may apply to claims for items or services reimbursed under Medicaid and/or commercial insurance. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, and imprisonment.

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created two new federal crimes: health care fraud and false statements related to healthcare matters. The health care fraud statute prohibits knowingly and willingly executing a scheme to defraud any health care benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

Due to the breadth of some of these laws, it is possible that some of our current or future practices might be challenged under one or more of these laws. In addition, there can be no assurance that we would not be required to alter one or more of our practices to be in compliance with these laws. Evolving interpretations of current laws or the adoption of new federal or state laws or regulations could adversely affect many of the arrangements we have with customers and physicians. Our risk of being found in violation of these laws is increased by the fact that some of these laws are open to a variety of interpretations. If our past or present operations are found to be in violation of any of these laws, we could be subject to civil and criminal penalties, which could hurt our business, results of operations and financial condition.

Foreign Regulation

Many foreign countries in which we market or may market our products have regulatory bodies and restrictions similar to those of the FDA. International sales are subject to foreign government regulation, the requirements of which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval and the requirements may differ. Companies are now required to obtain a CE Mark, which shows conformance with the requirements of applicable European Conformity directives, prior to sale of some medical devices within the European Union. During this process, the sponsor must demonstrate compliance with the International Organization for Standardization’s manufacturing and quality requirements. We have CE Marking on all our products that require such markings.

Third-Party Reimbursement

Health care providers, including hospitals, that purchase our products generally rely on third-party payors, including the Medicare and Medicaid programs, and private payors, such as indemnity insurers and managed care plans, to cover and reimburse all or part of the cost of the products and the procedures in which they are used. As a result, demand for our products is dependent in part on the coverage and reimbursement policies of these payors.

CMS, the federal agency responsible for administering the Medicare program, along with its contractors, establishes coverage and reimbursement policies for the Medicare program. In addition, private payors often follow the coverage and reimbursement policies of Medicare. We cannot assure you that government or private third-party payors will cover and reimburse the procedures using our products in whole or in part in the future or that payment rates will be adequate.

In general, Medicare will cover a medical product or procedure when the product or procedure is reasonable and necessary for the diagnosis or treatment of an illness or injury, or to improve the functioning of a malformed body part. Even if the medical product or procedure is considered medically necessary and coverage is available, Medicare may place restrictions on the circumstances where it provides coverage.

Our success in non-U.S. markets depends largely upon the availability of coverage and reimbursement from the third-party payors through which health care providers are paid in those markets. Health care payment systems in non-U.S. markets vary significantly by country, and include single-payor, government managed systems as well as systems in which private payors and government-managed systems exist side-by-side. Our ability to achieve market acceptance or significant sales volume in international markets will be dependent in large part on the availability of reimbursement for procedures performed using our products under health care payment systems in such markets. There can be no assurance that reimbursement for our products, or the procedures in which our products are used, will be obtained or that such reimbursement will be adequate.

Other U.S. Regulation

We must also comply with numerous federal, state and local laws relating to matters such as environmental protection, safe working conditions, manufacturing practices, fire hazard control and, among other things, the generation, handling, transportation and disposal of hazardous substances.

Legal Proceedings

On July 19, 2006, Tyco Healthcare Group LP, or Tyco, sued Applied in the U.S. District Court for the Eastern District of Texas alleging certain of our trocar products infringed patents owned by Tyco. In October 2009, the lawsuit was expanded to include U.S. Surgical Corp., or U.S. Surgical, as an additional plaintiff and to include certain additional trocar products of Applied. Tyco and U.S. Surgical sought monetary damages and injunctive relief. We asserted defenses of non-infringement and invalidity of the patent claims asserted by Tyco and U.S. Surgical. The matter was divided into two phases, the first involving products no longer manufactured by us and the second involving products currently manufactured by us. In March 2010, following trial in the first phase, a jury returned a verdict invalidating two claims of one of the asserted patents and finding we infringed one claim of another asserted patent. The jury awarded damages of $4.8 million against us. In September 2011, in the second phase of the case, the Court issued a summary judgment that asserted claims of two of the patents were invalid; the Court also allowed claims of two other patents to proceed to trial. In October 2011, a jury returned a verdict of non-infringement and invalidity on all asserted patent claims. The Court has not yet issued a final judgment and may not do so until later in the fourth quarter of 2011 or possibly some time in the first quarter of 2012. We intend to appeal the infringement verdict of the first phase to the U.S. Court of Appeals for the Federal Circuit; however, there can be no assurance that our efforts to reverse the jury verdict will be successful.

On May 17, 2011, Applied sued Tyco Healthcare Group LP, d/b/a Covidien, in the U.S. District Court for the Central District of California, alleging that certain of Tyco’s trocar products infringe a patent owned by Applied. Applied seeks damages and injunctive relief. Tyco has asserted counterclaims, including non-infringement, invalidity and unenforceability. Tyco requests an award of costs and attorneys’ fees.

On September 13, 2011, Applied sued Tyco Healthcare Group LP, d/b/a Covidien, in the U.S. District Court for the Central District of California, alleging that certain of Tyco’s single incision surgical access products infringe a patent owned by Applied. Applied seeks damages and injunctive relief. Tyco has asserted counterclaims, including non-infringement, invalidity and unenforceability. Tyco requests an award of costs and attorneys’ fees. No trial date has been set.

In the ordinary course of business, we are subject to various legal proceedings and claims, including employment disputes, disputes on agreements and other commercial matters. In addition, we operate in an industry susceptible to significant patent claims and, at any given time, may be involved as either a plaintiff or defendant in one or more patent infringement actions. If a patent infringement claim were to be determined against us, we may be required to make significant royalty and other payments or be subject to an injunction or other limitation on our ability to manufacture or distribute one or more products. While it is not feasible to predict the outcome of certain proceedings, based upon experience, current information and applicable law, we do not expect any current proceedings to have a material adverse effect on our condensed consolidated financial position, results of operations or cash flows. However, one or more of the proceedings could be material to our business and results of operations in a future period.

Facilities

Our U.S. headquarters are located in a 96,000 square foot facility in Rancho Santa Margarita, California. Additional facilities in Rancho Santa Margarita, California include manufacturing and production facilities, comprised of four facilities with approximately 300,000 square feet, and our 125,000 square foot research and development facility. Our principal distribution warehouse facility is a 271,000 square foot facility in Irvine, California, where our accounting, information technology and personnel departments are based. Due to the highly specialized requirements of our operations, culture and expansion plans, we own all of our facilities located in Orange County, California. In the fourth quarter of 2011, we entered into purchase agreements to acquire an additional 122,500 square feet of industrial facilities in Orange County, California, both of which are expected to close escrow in December 2011. We lease sales and distribution facilities in the Netherlands and Australia. We recently acquired land in the Netherlands to construct our European headquarters. We believe that our owned and leased facilities are adequate and suitable for their use.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers and directors as of November 14, 2011.

Name	Age	Position

Said S. Hilal	63	President and Chief Executive Officer; Director

Nabil Hilal	61	Group President, Technology; Director

Samir Tall	52	Chief Financial Officer

Stephen E. Stanley	51	Group President, Distribution

Gary Johnson	43	Group President, Surgical

Michael Vaughn	50	Vice President, General Counsel and Secretary

Kari Williamson	48	Chief Accounting Officer

Dennis Fowler, M.D.	63	Director

Mark P. de Raad	52	Director

Leslee A. Temple	61	Director

Thomas M. Kasten	69	Director

T. Peter Thomas	65	Director

Said S. Hilal has been President and Chief Executive Officer of Applied since its inception in 1987. Mr. Hilal holds an MBA from the University of Southern California and M.S. and B.S. degrees in Mechanical Engineering from California State University, Long Beach. Mr. Hilal is a brother of Nabil Hilal and a brother-in-law of Samir Tall, other executive officers of Applied. Mr. Hilal brings to our board of directors 32 years of experience in the medical device and implant arena, and an aversion to financial leverage and debt. He is an advocate of paying for assets, costs and investments as early and as quickly as possible. Mr. Hilal is also an adamant supporter of local operations where communications, responsiveness and shortened supply lines prevail.

Nabil Hilal has been the Group President of our Technology Group, which includes Intellectual Property and Legal, Operations, Corporate Engineering and Automation, since March 2005. Mr. N. Hilal joined Applied in 1989 and holds a Masters degree in Chemical Engineering from the University of Aston in Birmingham, England and a B.S. degree in Chemistry from the American University in Beirut. Mr. N. Hilal is a brother of Said S. Hilal and a brother-in-law of Samir Tall. Mr. N. Hilal brings 28 years of medical device experience and 37 years of technology-based operations to our board of directors. Mr. N. Hilal is a strong believer in the active weaving of technology, process and automation into every facet of operation. He is an advocate of vertical integration and heavy capital investments to improve quality, compliance and efficiencies.

Samir Tall has been our Chief Financial Officer since February 2011. Mr. Tall joined Applied in 1991 and has served in various capacities, with responsibilities for Information Technology, Strategic Procurement, and Personnel. Mr. Tall was our Chief Information Officer until July 2006 when he assumed the additional role of Vice President, Integrated Systems and Personnel. He was appointed acting Senior Vice President, Finance in August 2009 and was promoted to acting Chief Financial Officer in January 2010. Mr. Tall holds a B.S. degree in Business Administration from Saint Joseph University in Beirut. Mr. Tall is a brother-in-law of Said S. Hilal and Nabil Hilal. Mr. Tall has extensive experience in building teams to address emerging needs.

Stephen E. Stanley has been the Group President of our Global Distribution Group since 2004, and has served in a variety of senior management and executive positions since 1990. Mr. Stanley holds an MBA from Pepperdine University and a B.S. degree in Biomedical/Mechanical Engineering from University of California, San Diego. Mr. Stanley has extensive experience on the technical and clinical sides of our business. He brings balance to the forecasting and planning processes at Applied, due to his extensive experience in that field, and his knowledge of markets and selling process.

Gary Johnson has been the Group President of our Surgical Group, which includes the Surgical Division and Corporate Branding, since March 2007 and has been employed with Applied since 1992. Mr. Johnson holds a B.S. degree in Mechanical Engineering from Colorado State University. From 2004 to March 2007, Mr. Johnson was our Division President, General Surgery. Mr. Johnson has extensive experience in many facets of our business. He is knowledgeable of the clinical and market environment, business conditions, competitors, contracting practices and trends affecting technologies.

Michael Vaughn joined us in September 2008 as Vice President and General Counsel and was appointed as Secretary in December 2008. Mr. Vaughn served as Vice President and General Counsel of Quest Software, Inc., a publicly-held software provider, from April 2000 to September 2008, after 13 years of private practice engaged in mergers and acquisitions, corporate finance and corporate matters. Mr. Vaughn graduated from the University of Southern California Gould School of Law in 1987 and from Arizona State University with a B.S. degree in Accounting.

Kari Williamson is our Chief Accounting Officer and joined us in September 2010. Prior to joining Applied, she worked as a senior executive consultant for us from June 2008 until September 2010. From 2006 to June 2008, Ms. Williamson was an independent accounting consultant. She served PricewaterhouseCoopers LLP for over twenty years, becoming an audit partner in the consumer industrial products group in the Orange County, California office in 2001. Ms. Williamson holds a B.S. degree in Business Administration from the University of Southern California and is a member of the American Institute of CPAs and the California Society of CPAs.

Board of Directors

Dennis M. Fowler, M.D., MPH, has served as a member of our board of directors since May 2009. Dr. Fowler has been Professor of Clinical Surgery at Columbia University College of Physicians and Surgeons since 2000. From 2004 to 2008, he was also Vice President, Medical Director for Perioperative Services, New York Presbyterian Hospital/Columbia. Since 2009, he has been Director of Outcomes Research, and, in 2010, he was Chief Projects Officer of the Center for the Integration of Medicine and Innovative Technology (CIMIT), in Boston, MA. Since 1990, as a pioneer in minimally invasive surgery, he has been on the clinical advisory boards of numerous startup companies engaged in commercializing healthcare technology. The board of directors believes Dr. Fowler’s in-depth knowledge of the healthcare industry and hospital operations provide him with a critical perspective regarding our products, technologies and prospects. In addition, Dr. Fowler brings to the board of directors his unique perspective as a physician.

Mark P. de Raad has served on our board of directors and as Chairman of our Audit Committee since February 2011. Mr. de Raad has served as the Executive Vice President and Chief Financial Officer of Masimo Corporation since June 2006. Masimo is a global medical technology company that develops, manufactures, and markets noninvasive patient monitoring products that help clinicians improve patient care. From November 2002 through May 2006, Mr. de Raad served as Vice President, Chief Financial Officer and Secretary for Avamar Technologies, Inc., a start-up enterprise software development company. Mr. de Raad is a Certified Public Accountant (inactive) and holds a

B.S. in Accounting from the University of Santa Clara. Mr. De Raad brings the experience and seasoning of his position, combined with the special experience of the Masimo organization to the Applied board. Masimo has many similarities with Applied, including similar market, competitive and intellectual property challenges. Mr. De Raad has been able to anticipate and share future issues and needs based on his experiences with Masimo.

Leslee A. Temple, FASLA, has been a director since September 1, 2011. After 33 years with NUVIS, a landscape architecture and site planning firm founded in 1971 and based in Costa Mesa, CA, and having served as its Chief Financial Officer, Ms. Temple was elected in 2011 as its President. Ms Temple is responsible for corporate strategic planning, transition integration, operations, administration, marketing, and the firm’s investment and 401k portfolios. During her 38 year professional career she has served on the boards of directors of several organizations, including Plaza Bank in Irvine, where she served as Chair of its Asset-Liability Management Committee. She earned a Bachelor of Science in Landscape Architecture from California State Polytechnic University, Pomona. She is one of approximately 1,100 people in the U.S. with the distinction of “Fellow” in the American Society of Landscape Architects (FASLA). Ms. Temple was the first woman to be Vice President of Finance and then President/Executive Director of the Landscape Architecture Foundation, based in Washington, DC. Ms. Temple brings extensive experience and expertise in the field of creating the type of specific organizational environments that are important to Applied and its culture. Ms. Temple’s progressive views on landscape design will benefit the on-going development of our central Orange County campus. Her knowledge and contacts in the field of landscaping in Orange County, as well as her standing in the landscaping community, have already proven helpful and insightful to Applied.

Thomas M. Kasten has served a member of our board of directors since 2007. Mr. Kasten currently serves as Mayor of the Town of Hillsborough, California and has served on its City Council since 2000. From 2008 to 2010, Mr. Kasten held the position of Chair of the City/County Association of Governments of San Mateo County, and continues to serve as chairman of its Finance Committee and Vice Chairman of its Legislative Committee. Mr. Kasten has also served in a variety of senior executive positions with Levi Strauss & Co., including President of the Jeanswear, Youthwear and Womenswear Divisions, Executive Vice President of New Business Development, Vice President of Information Technology for the United States and Vice President of Marketing for the Jeans Division. Mr. Kasten holds a BS degree in Business Administration and an MBA from the University of California at Berkeley. Mr. Kasten brings to the board of directors the totality of his business and public service experience. Mr. Kasten’s extensive experience with public company issues while at Levi Strauss & Co. has been helpful to Applied’s team and board.

T. Peter Thomas has served as a member of our board of directors since August 2010 and as a member of the Applied Medical Resources Corporation board of directors from 1988 to August 2010. Since April 2004, Mr. Thomas has been a Founder and Managing Director of ATA Ventures, a venture capital firm. He was previously a General Partner at Institutional Venture Partners, a venture capital firm, from 1985 to 2000. In the past five years, he has previously been a board member of public companies, including Transmeta Corporation, Atmel Corporation and @Road, Inc. Mr. Thomas holds a master of science degree in computer science from Santa Clara University and a bachelor of science degree in electrical engineering from Utah State University. Mr. Thomas has been IVP’s representative on the Applied board.

Composition of the Board of Directors; Director Independence

Our bylaws provide that our board of directors shall consist of at least one member, with the exact number of directors to be determined by resolution of our board of directors. Our board of directors currently consists of seven members. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, with us, our senior management and our independent registered public accounting firm, our board of directors has determined that all but three of our directors, Messrs. S. Hilal, N. Hilal and Thomas, are independent directors as defined under the rules of the Nasdaq Stock Market.

Our certificate of incorporation provides that our board of directors will be divided into three classes to be comprised of the directors in office, with each class serving for a staggered three-year term. Class I directors will serve an initial one-year term expiring at the first annual meeting of stockholders following this offering. Class II directors will serve an initial two-year term expiring at the second annual meeting of stockholders following this offering. Class III directors will serve an initial three-year term expiring at the third annual meeting of stockholders following this offering. Upon the expiration of the initial term of each class of directors, the directors in that class will be eligible to be elected for a new three-year term. Our directors will hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. Executive officers are appointed by and serve at the direction of our board of directors.

Board Committees

We currently have two standing committees: an Audit Committee and a Compensation Committee.

Audit Committee

Our Audit Committee consists of Mr. de Raad (Chairperson), Mr. Kasten and Dr. Fowler. Our board of directors has determined that each of these directors is independent as defined under the rules of the Nasdaq Stock Market and the applicable rules of the SEC, and that each member of the Audit Committee meets the financial literacy and experience requirements of the applicable SEC rules. In addition, our board of directors has determined that Mr. de Raad qualifies as an “audit committee financial expert” under the rules and regulations of the SEC. Our independent auditors and our internal finance personnel regularly meet privately with, and have unrestricted access to, our Audit Committee. We will adopt an Audit Committee charter to be effective upon the consummation of this offering.

Our Audit Committee charter requires that the Audit Committee oversee our corporate accounting and financial reporting processes. The primary duties of our Audit Committee are to, among other things:

•	Evaluate our independent registered accounting firm’s qualifications, independence and performance;

•	Determine the engagement and compensation of our independent registered accounting firm;

•	Approve the retention of our independent registered accounting firm to perform any proposed, permissible non-audit services;

•	Monitor the rotation of partners and managers of the independent registered accounting firm on our engagement team as required;

•	Review our consolidated financial statements;

•	Review our critical accounting policies and estimates;

•	Meet periodically with our management and internal audit team to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•

Establish procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	Review on an ongoing basis and approve related party transactions, as defined in SEC rules;

•	Prepare the reports required by the rules of the SEC to be included in our annual proxy statement, if we are subject to the proxy rules under the Exchange Act; and

•	Discuss with our management and our independent registered accounting firm the results of our annual audit and the review of our quarterly consolidated financial statements.

Compensation Committee

Our Compensation Committee consists of Mr. Kasten (Chairperson), Mr. de Raad and Dr. Fowler. Our board of directors has determined that each of these directors is independent and qualifies as an outside director for purposes of Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or the Code. We will adopt a Compensation Committee charter to be effective upon the consummation of this offering. The primary duties of the Compensation Committee are to:

•	Establish overall employee compensation policies and recommend to our board of directors major compensation programs;

•	Review and approve the compensation of our executive officers and directors, including salary and bonus awards;

•	Administer our various employee benefit, pension and equity incentive programs; and

•	Prepare an annual report on executive compensation for inclusion in our proxy statement.

Other Committees

Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has at any time during the past fiscal year been an officer or employee of Applied. None of the members of the compensation committee has formerly been an officer of Applied. None of our executive officers serve, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Indemnification of Directors and Executive Officers and Limitations of Liability

Our certificate of incorporation provides that, subject to certain limitations, we shall indemnify our directors and officers against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings to the fullest extent authorized by Delaware law. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors. Such indemnity only applies if the person acted honestly and in good faith with a view to the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the company and as to whether the person had no reasonable cause to believe that his conduct was unlawful and is, in the absence of fraud, sufficient for the purposes of our certificate of incorporation, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the company or that the person had reasonable cause to believe that his conduct was unlawful.

We will enter into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our certificate of incorporation. Our bylaws also permit us to purchase and maintain insurance on behalf of any officer or director for whom at our request is or was serving as a director or officer of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not we have or would have had the power to indemnify the person against the liability as provided in the amended and restated certificate of incorporation and regardless of the whether Delaware law would permit indemnification. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

We believe that these provisions of our certificate of incorporation and bylaws, and the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis discusses the material elements of the compensation programs and policies in place for our named executive officers, or NEOs, during 2010. For fiscal year 2010, we had five NEOs, as follows:

•	Said S. Hilal, our President and Chief Executive Officer;

•	Nabil Hilal, our Group President, Technology;

•	Samir Tall, our Chief Financial Officer;

•	Stephen E. Stanley, our Group President, Distribution; and

•	Gary M. Johnson, our Group President, Surgical.

Specifically, this section provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program and each compensation component that we provide. Each of the key elements of our executive compensation program is discussed in more detail below. Our compensation plans, agreements and arrangements are designed to be flexible and complementary and to collectively serve the principles and objectives of our executive compensation and benefits program.

Historical Compensation Decisions

Prior to this offering, we were a privately held company. We have maintained a compensation committee of the board of directors, but we have not been subject to any listing exchange or SEC rules requiring a majority of our board of directors to be independent or relating to the formation and functioning of board committees, such as the compensation committee. The principal activity of the compensation committee has been related to administration of our stock incentive plans, including approvals of stock option grants, restricted stock awards and other plan administrative activity. Cash compensation policies and determinations, including those made for fiscal year 2010, were approved by our compensation committee or our board of directors, considering factors such as our financial condition and available resources, and our performance measured against key objectives and operating measures. Historically, we have not formally benchmarked executive compensation against a particular set of comparable companies or used a formula to set the compensation for our executives in relation to survey data. We have structured our compensation programs so as not to create material risk, in particular through the use of a balance of fixed compensation, shorter-term incentives and longer-term incentives.

During 2010, the compensation committee was comprised of T. Peter Thomas and Thomas Hoster (who resigned from our board of directors effective June 1, 2011). Thomas Kasten was appointed to the compensation committee in October 2010. Since February 2011, the compensation committee has consisted of Thomas Kasten, Dennis Fowler and Mark de Raad, with Mr. Kasten as the chairman of the compensation committee.

In connection with this initial public offering, we intend to adopt a written charter for the compensation committee, the principal element of which will be to review and approve the compensation of our NEOs and oversee and administer our executive compensation programs and policies. We expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve. During 2011, and in recognition of the leadership and performance of the executive team, the increasing size and complexity of Applied, the potential of being compelled to complete an initial public offering at the demand of IVP, ongoing and potential litigation, increasingly hostile competitive conditions and challenging economic conditions, the compensation committee approved and implemented the key enhancements to our compensation programs for the NEOs and other key team members described below.

The compensation committee will review the performance of the President and Chief Executive Officer annually and meet outside the presence of all of our executive officers, including our NEOs, to consider appropriate compensation for our President and Chief Executive Officer. Our President and Chief Executive Officer will review annually each other NEO’s performance with the compensation committee and recommend appropriate compensation levels, which the compensation committee will take into account as one factor in its determinations regarding executive compensation. In the context of such annual reviews and further periodic reviews as deemed necessary, in addition to a review of other factors discussed below, the compensation committee will assess the proper mix of base salary, cash incentive awards and grants of long-term equity incentive awards, levels of compensation and appropriate individual and corporate performance metrics in furtherance of the objectives and principles described below.

Compensation Philosophy and Objectives

Going forward, our compensation committee will strive to create an executive compensation program that balances short-term versus long-term payments and awards, cash payments versus equity awards, and fixed versus contingent payments and awards in ways that align compensation incentives with our key business strategies and objectives and the long-term interests of our stockholders and motivate and reward executives whose performance, knowledge and skills are critical to our success. Our philosophy is that executive compensation should be competitive in the marketplace in which we compete for executive talent, and structured to emphasize incentive-based compensation as determined by the achievement of both company and individual performance objectives. We recognize that our ability to attract and retain executive level talent, as well as to grow our organization, depends on how we compensate and reward our team members.

Other goals of our executive compensation program are to:

•	attract and retain talented and experienced executives;

•	foster a shared commitment among executives by aligning their individual goals with the goals of the executive management team and our company; and

•	ensure that our total compensation is fair, reasonable and competitive.

Elements of 2010 Compensation

During fiscal year 2010, our NEOs’ total direct compensation included both fixed components (base salary, other executive benefits and perquisites) and variable components (discretionary annual and other cash bonuses and equity awards). The following describes each component of compensation, the rationale for that component and how the compensation amounts were determined.

Base Salary

Base salaries historically have constituted a smaller portion of total compensation for our executive officers, and this remained true in fiscal year 2010. Base salaries support our retention objective by providing our executive officers with steady cash flow during the course of the fiscal year that is not contingent on short-term variations in our corporate performance.

The base salary established for each of our NEOs is intended to reflect each individual’s performance and professional responsibilities, the skills and experience required for the position, their long tenure with Applied, and the performance of our business. In past years, including fiscal year

2010, base salary levels for each executive officer were approved by the board of directors or the compensation committee.

Base salary levels for our NEOs in 2010 were set as follows:

•	Said Hilal: $550,000, which was 7.6% higher than the base salary he received in 2009;

•	Nabil Hilal: $450,000, which was 8.1% higher than the base salary he received in 2009;

•	Mr. Tall: $300,000, which was 11.6% higher than the base salary he received in 2009;

•	Mr. Stanley: $380,000, which was 10.1% higher than the base salary he received in 2009; and

•	Mr. Johnson: $350,000, which was 10.3% higher than the base salary he received in 2009.

The base salary increases for the NEOs were, in part, designed to reward these executives for their management activities during the 2009 fiscal year. With respect to Mr. Tall, his base salary was increased to reflect his increasing level of responsibilities in the leadership of our finance department. Mr. Tall was appointed as Chief Financial Officer in February 2011.

Base salary levels for 2011 were initially increased by 6% for each of the NEOs other than Mr. Tall, whose base salary for 2011 was initially increased by 10%, as follows:

•	Said Hilal: $583,000;

•	Nabil Hilal: $477,000;

•	Mr. Tall: $330,000;

•	Mr. Stanley: $402,800; and

•	Mr. Johnson: $371,000.

In September 2011, for the reasons described above as part of the retention program implemented by our compensation committee, base salary levels for our NEOs were adjusted retroactively to July 1, 2011 to the following levels:

•	Said Hilal: $700,000

•	Nabil Hilal: $575,000

•	Mr. Tall: $400,000

•	Mr. Stanley: $500,000; and

•	Mr. Johnson: $450,000.

Annual Bonus Plan

We maintain an annual bonus plan under which all team members are eligible to receive discretionary cash bonuses. Under the annual bonus plan, the overall bonus pool and amounts to be awarded to our NEOs and other team members have been determined on the basis of our achievement of certain performance objectives and, for each individual team member, his or her achievement of individual performance objectives for the applicable period based upon subjective considerations of individual performance and other factors.

In 2010, the performance objectives were based upon total revenues, gross margins and operating earnings, with each of the gross margin and operating earnings factors weighted at 40% and the total revenue factor weighted at 20%. Key organizational objectives for the 2010 annual bonus plan emphasized sales force expansion, stratification, training and development, together with continued exceptional levels of high quality, compliance, availability, capacity and manufacturing cost control, together with continued improvements and product line extensions in existing product lines, accelerated efforts to ensure access to our product markets in the competitive environment and expanded efforts in all aspects of our global training and education program. In November 2010, the compensation committee approved payments of cash bonuses to the NEOs under the 2010 annual bonus plan, based upon our results of operations for the three quarterly periods ended September 30, 2010 and projected results for the remaining period of the full fiscal year, and determined that Applied’s actual performance for the full year was likely to significantly exceed the performance objectives established for the 2010 period. Specifically, the percentage achievement of the performance objectives were determined to be 103.5% of the total revenues objective, 136.4% of the gross margin objective and 505.74% of the operating earnings objective. After applying the weighting factors for the three objectives, cash bonus payments in the amount of 277.56% of the NEOs’ target annual cash bonus payments were approved, together with additional discretionary special bonus amounts approved by the compensation committee, as follows:

	Target Bonus Amount	Approved Bonus Payment	Additional Special Bonus	2010 Annual Bonus Amount
Said S. Hilal	$650,000	$1,804,140	$90,000	$1,894,140
Nabil Hilal	300,000	832,680	60,000	892,680
Samir Tall	200,000	555,120	85,000	640,120
Stephen E. Stanley	270,000	749,412	50,000	799,412
Gary M. Johnson	240,000	666,144	50,000	716,144

The bonus plan payouts in 2010 reflect the extraordinary efforts of the NEOs in a very challenging business cycle and in responding to the void created when one of our competitors announced a major trocar recall in the fourth quarter of 2010.

For the 2011 annual bonus plan, the target bonus amounts for each of the NEOs were established in October 2010 with the approval of the compensation committee. In September 2011, the 2011 annual bonus plan target bonus levels were increased in connection with the retention program described above. Performance objectives for the 2011 annual bonus plan were established and approved by the compensation committee in March 2011, and include total revenues, gross margins, and operating income, with each of the gross margin and operating earnings objectives weighted at 40% and the total revenue factor weighted at 20%. The following table sets forth target awards for each of the NEOs under the 2011 annual bonus plan:

	Initial 2011 Annual Bonus Plan Target	Adjusted 2011 Annual Bonus Plan Target
Said S. Hilal	$700,000	$850,000
Nabil Hilal	330,000	400,000
Samir Tall	250,000	325,000
Stephen E. Stanley	297,000	400,000
Gary M. Johnson	264,000	325,000

In November 2011, the compensation committee approved accelerated payments of cash bonus amounts to the NEOs under the 2011 annual bonus plan based on an assumed performance achievement level of 200% and the expectation that we will achieve this performance level for the full year.

We believe that establishing annual cash bonus opportunities helps us retain our qualified and highly skilled executives, and tying such bonuses to the achievement of corporate performance goals will further our pay-for-performance philosophy moving forward as a public company. The compensation committee may also determine that from time to time it is in the best interests of the company and its stockholders to provide additional discretionary bonuses outside of the annual bonus program based on individual performance or any other performance factors it deems relevant.

Long-Term Strategic Bonus Plan

Effective January 1, 2010, we adopted a Long-Term Strategic Bonus Plan, or the Bonus Plan. The Bonus Plan, which is administered by the compensation committee, provides for the establishment of bonus pools for executives and team members contingent on achieving certain performance objectives over a defined period. The Applied Participation Points Program, or the APP Program, has been established as award schedules under the Bonus Plan, covering a three-year performance period commencing on January 1, 2010 and ending on December 31, 2012. Performance objectives for the APP Program are based on aggregate revenues and aggregate operating income during the three-year performance period. Other potential performance criteria which may be used in the future are cash flow; earnings per share; earnings before interest, taxes and amortization; return on equity; total stockholder return; share price performance; return on capital; return on assets or net assets; revenue, product revenue or licensing revenue; income or net income; operating income or net operating income; operating profit or net operating profit; operating margin or profit margin; return on operating revenue; return on invested capital; or market segment shares. The APP Program provides for an aggregate bonus pool of up to $16.0 million, payable in March 2013, if we achieve the targeted performance objectives, with additional amounts potentially payable if our actual achievement exceeds the performance objectives. One of the award schedules in the APP Program was established for strategic bonus plan awards to six members of our senior management team, including the NEOs, under which a bonus pool of $6.0 million was created.

The following table sets forth the allocation of potential cash bonus awards to each of the NEOs under the APP Program:

Potential Strategic Bonus Plan Award at 100% Achievement – APP Program
Said S. Hilal	$1,600,000
Nabil Hilal	1,100,000
Samir Tall	900,000
Stephen E. Stanley	900,000
Gary M. Johnson	900,000

Long-Term Equity-Based Compensation

In addition to our performance-based cash bonus awards, we provide long-term stock-based incentive awards to our executive officers. These stock-based incentive awards generally consist of options to purchase shares of our common stock and awards of restricted stock. We believe that equity awards help further our compensation objectives by encouraging our executives to remain with us through at least the vesting period applicable to the award and by providing our executives with incentives to continue to focus on our financial performance and increasing stockholder value.

Our Chief Executive Officer recommends to our compensation committee the specific number of shares to be subject to each equity award granted to each NEO (with the exception of his own stock-based grants). In addition, our Chief Executive Officer makes a recommendation to the compensation committee with respect to his own equity awards, and our compensation committee determines any awards based on the factors discussed in this section. The actual number of shares underlying options granted to NEOs is determined by the compensation committee based on the assessment of our performance and the NEO’s other compensation. Each NEO with the same level of duties and responsibilities generally receives the same number of option grants, and NEOs with additional responsibilities and duties receive larger grants of equity awards. Our compensation committee did not utilize predefined criteria or a formula based analysis for the determination of stock option awards.

The level of equity compensation paid to our other executive officers reflect the view of our compensation committee and our board of directors that their leadership of our organization provides the basis for us to achieve success and reflects the value that our compensation committee and our board of directors places on the quality of their management and capabilities. Our board of directors believes that each of the NEOs has imparted and will continue to impart extraordinary value to Applied and believe their respective compensation arrangements properly incentivize these executives to continue to focus their efforts on building our success.

In February 2010, the compensation committee approved fully vested restricted share awards of Class B common stock to Messrs. Nabil Hilal, Tall, Stanley and Johnson, coupled with tax gross-up bonus payments in respect of the estimated federal and state income tax liabilities arising from the share awards. A comparable share award and tax gross-up payment was made to Said Hilal in May 2010.

The compensation committee’s approval of these share awards was based on a number of factors, including steps taken in 2009 to prepare for future initiatives and the resulting impacts to our results of operations in 2009, the compensation of each proposed recipient (including the bonus amounts paid to each with respect to 2009), each proposed recipient’s contributions to our success, longer term multi-year individual contributions which had not been fully recognized in prior compensation decisions, the management retention and bonus plans in place for future years and expectations as to the future role and contribution of the proposed recipients, one of whom had recently received a significant promotion. The compensation committee also noted that stock ownership by management can serve to further align management’s interests with those of our stockholders and that because of the then high exercise price of many outstanding options, some members of management held limited amounts of our stock. Relative to the vested nature of the grants, the compensation committee also noted that all of the recipients are team members who had served us well over the long-term. The committee concluded that it was in our best interest to grant the NEOs an additional discretionary bonus for such service, and that this determination was reflected in the vested nature of the grants.

In December 2010, the compensation committee approved grants of nonqualified stock options to each of the NEOs, including options to purchase 60,000 shares of Class B common stock awarded to Said Hilal, options to purchase 40,000 shares of Class B common stock awarded to each of Nabil Hilal and Messrs. Stanley and Johnson, and options to purchase 27,500 shares of Class B common stock awarded to Mr. Tall. These grants vest over a 48-month period, with vesting commencing on February 1, 2012 and continuing monthly thereafter. We believe that the four-year vesting schedule aligns our executive officers with our stockholders in achieving our long-term objectives and facilitating executive retention.

In October 2011, the compensation committee approved awards of stock options and restricted shares to each of the NEOs, as the third element of a series of executive compensation changes in connection with our team member retention program. We granted options to purchase 320,000 shares of Class B common stock to Said Hilal and options to purchase 140,000 shares of Class B common stock to each of Nabil Hilal and Messrs. Tall, Stanley and Johnson, at an exercise price of $15.75 per share. The compensation committee also made restricted stock awards of 80,000 shares of Class B common stock to Said Hilal and 35,000 shares to each of Nabil Hilal and Messrs. Tall, Stanley and Johnson. These equity awards vest over a 46-month period, with vesting commencing on November 1, 2011, with 25% of the options or restricted shares vesting on September 1, 2012 and the remaining shares and options vesting in equal monthly increments over the following 36 months. The compensation committee also approved tax gross-up payments to all team members receiving restricted share awards in this round of awards, including the NEOs. We believe that the 46-month vesting schedule aligns our executive officers with our stockholders in achieving our long-term objectives and facilitating executive retention.

Stock Option Exercise Loan Program

We are not party to any loan arrangements with our executive officers or directors. However, under the terms of our stock incentive plans and the stock option agreements relating to grants of stock options thereunder, holders of stock options desiring to acquire our shares by exercising those stock options may satisfy the exercise price of such options by delivering a full recourse promissory note to us in respect of the aggregate exercise price on terms approved by the board of directors. In July 2010, we initiated, and the board approved, a stock option exercise loan program authorizing the acceptance of promissory notes from our team members (other than executive officers or directors) in connection with the exercise of stock options granted under our stock incentive plans. The board determined, in light of the general economic conditions, that allowing team members to deliver promissory notes to pay the exercise price of stock options would enhance their ability to exercise stock options by providing financial flexibility to make their option exercise decisions in a way consistent with their individual tax planning strategies. Promissory notes bear interest at annual rates determined by our finance department to reflect market rates, have terms ranging from one to four years and must be secured by a pledge of the shares issued upon exercise of the stock options. For accounting purposes, the notes receivable are treated as nonrecourse loans and accounted for as the grant of new stock options. The estimated fair values of the newly-granted stock options are recognized as compensation expense on the issuance date of the nonrecourse note. See note 12 of notes to our consolidated financial statements.

In December 2010, our board of directors approved a limited extension of our stock option exercise loan program to our NEOs, enabling them to use promissory notes to pay the exercise price and related income tax withholding obligations in connection with the exercise of stock options under our stock incentive plans until December 31, 2010. The board’s approval limited the principal amount of executive officers stock option exercise loans to $250,000 for Said Hilal and $500,000 for each of our four other NEOs, and provided that the maturity date of executive officer stock option exercise loans must be the earlier of December 31, 2012 or prior to the date as of which the prohibition on personal loans to executive officers of an issuer under Section 13(k) of the Exchange Act becomes applicable to us or our executive officers.

In December 2010, our NEOs exercised stock options and participated in the stock option exercise loan program, as summarized below. The principal amount and accrued interest on all stock option exercise loans provided to our executive officers were paid in full prior to November 14, 2011.

•

Said Hilal delivered a full-recourse promissory note in the principal amount of $250,000 in connection with the exercise of stock options to purchase 160,000 shares of Class B common stock, together with cash in the aggregate amount of $870,000. No interest or principal on this promissory note was paid in 2010. On November 4, 2011, the entire outstanding principal amount of $250,000 and accrued and unpaid interest in the amount of $7,911 on Said Hilal’s promissory note was paid in full.

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Nabil Hilal delivered a full-recourse promissory note in the principal amount of $500,000 in connection with the exercise of stock options to purchase 160,500 shares of Class B common stock, together with cash in the aggregate amount of $623,500. No interest or principal on this promissory note was paid in 2010. On November 4, 2011, the entire remaining outstanding principal amount of $250,000 and accrued and unpaid interest in the amount of $8,039 on Nabil Hilal’s promissory note was paid in full.

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Samir Tall delivered a full-recourse promissory note in the principal amount of $150,010 in connection with the exercise of stock options to purchase 59,360 shares of Class B common stock, together with cash in the aggregate amount of $265,510. No interest or principal on this promissory note was paid in 2010. On November 4, 2011, the entire outstanding principal amount of $150,010 and accrued and unpaid interest in the amount of $4,747 on Mr. Tall’s promissory note was paid in full.

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Stephen E. Stanley delivered a full-recourse promissory note in the principal amount of $499,999 in connection with the exercise of stock options to purchase 82,261 shares of Class B common stock. No interest or principal on this promissory note was paid in 2010. On February 7, 2011, the entire outstanding principal amount of $499,999 and accrued and unpaid interest in the amount of $1,951 on Mr. Stanley’s promissory note was paid in full.

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Gary Johnson delivered a full-recourse promissory note in the principal amount of $402,650 in connection with the exercise of stock options to purchase 71,000 shares of Class B common stock. No interest or principal on this promissory note was paid in 2010. On November 8, 2011, the entire outstanding principal amount of $402,650 and accrued and unpaid interest in the amount of $12,741 on Mr. Johnson’s promissory note was paid in full.

2010 Option Re-Pricing

In March 2010, we completed a stock option repricing. Eligible directors, officers, employees and non-employees were provided an opportunity to elect to amend certain eligible outstanding stock options with stated exercise prices at or above $10 per share. Eligible option holders elected to amend stock options to purchase an aggregate of 1,328,475 shares of Class B common stock, some of which were held by our NEOs. For further information regarding the re-pricing of such stock options, see note 12 to our consolidated financial statements included elsewhere in this prospectus.

The 2008 Stock Incentive Plan under which equity awards are granted to our executives is described below.

2008 Stock Incentive Plan

The Applied Medical Corporation 2008 Stock Incentive Plan, or the Plan, was adopted by the board of directors of Applied and approved by our stockholders on December 19, 2008. It was most recently amended and restated effective October 18, 2011, or the Effective Date. The Plan was intended to be the successor to the Applied Medical Resources Corporation 1998 Stock Incentive Plan, or the AMRC 1998 Plan, which was assumed by Applied effective August 20, 2010. Following the Effective Date, no additional stock awards will be granted under the AMRC 1998 Plan. The Plan is not a qualified deferred compensation plan under Section 401(a) of the Code, nor is it subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Unless sooner terminated, the Plan will terminate on October 18, 2021.

Awards; Eligibility. The Plan provides for the granting of incentive stock options within the meaning of Section 422 of the Code to employees of Applied or a subsidiary and the granting of nonqualified stock options and stock appreciation rights, or SARS, and the granting or sale of restricted shares to employees, non-employee directors and consultants of Applied or a subsidiary.

Administration. The Plan provides that our board of directors will administer the Plan, but our board of directors may delegate any or all administrative functions under the Plan to one or more committees, each of which must consist of at least two directors of the board of directors who have been appointed by the board of directors. The compensation committee of our board of directors currently administers the Plan, including determining the recipient of an award, the number of shares subject to each award, whether an option is to be classified as an incentive stock option or nonqualified stock option, and the terms and conditions of each award, including the exercise and purchase prices and the vesting or duration of the award.

Authorized Shares. Under the Plan, 5,761,426 shares of our Class A Common Stock and Class B Common Stock have been authorized for issuance. In addition, the number of shares that have been authorized for issuance under the Plan will be automatically increased on the first day of each fiscal year beginning in 2012 and ending in 2021, in an amount equal to the least of (1) 500,000 shares, (2) 2.5% of the outstanding shares on the last day of the immediately preceding year or (3) another amount determined by our board of directors. The number of shares that may be delivered upon the exercise of incentive stock options granted under the Plan may not exceed 10,000,000. Subject to the foregoing, the number of shares available for issuance under the Plan will be reduced by one share issued pursuant to an award. Shares subject to awards granted under the Plan that are forfeited or terminated before being exercised or settled will again become available for issuance under the Plan. Shares not delivered because they are tendered to satisfy exercise price, because the award is exercised through a reduction of shares subject to the award (i.e., “net exercise”), or because they are withheld for payment of taxes will again become available for issuance under the Plan. In addition, shares subject to outstanding options under our AMRC 1998 Plan that expire or that are subsequently forfeited or terminated for any reason before being exercised will again become available for awards under our Plan.

From and after the date on which Applied first becomes subject to the reporting obligations of the Exchange Act (that date to be extended, as applicable, to the end of any transition period under Treasury Regulation Section 1.162-27(f)(1) or any successor regulation or guidance under Section 162(m) of the Code), no participant may receive options, restricted shares or SARs under the Plan totaling more than an aggregate of 500,000 shares in any calendar year, except that, in a participant’s first year of service, the participant may receive equity awards under the Plan totaling up to an aggregate of 1,000,000 shares.

Stock Options. A stock option is the right to purchase a certain number of shares of stock in the future at a certain exercise price that is determined on the date of grant. Under the Plan, incentive stock options and nonqualified stock options must be granted with an exercise price of at least 100% of the fair market value of our common stock on the date of grant, subject to limited exceptions. As provided under applicable law, incentive stock options granted to any holder of more than 10% of the voting shares of our company must have an exercise price of at least 110% of the fair market value of our common stock on the date of grant. No incentive stock option can be granted to an employee if as a result of the grant, the employee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value in excess of $100,000. The compensation committee will determine, and the stock option agreement will specify, the date when all or any installment of the option is to become exercisable. The compensation committee may, in its sole discretion, provide for accelerated exercisability in the event of a change in control (as defined in the Plan) or other events. Each stock option agreement will set forth the term of the options, which is prohibited from exceeding 10 years from the date of grant (five years from the date of grant in the case of an incentive stock option granted to any holder of more than 10% of our voting shares), and the extent to which the optionee will have the right to exercise the option following termination of the optionee’s service with Applied. Shares purchased on exercise of options will be subject to those forfeiture conditions, rights of repurchase, rights of first refusal and transfer restrictions as the compensation committee may determine, as set forth in the applicable stock option agreement. During an optionee’s lifetime, his or her options will be exercisable only by the optionee or the optionee’s guardian or legal representatives, and will not be transferable other than by beneficiary designation, will or the laws of descent and distribution; provided, however, that to the extent permitted by our board of directors in its sole discretion, a nonqualified stock option may, to the extent permitted by Section 260.140.41(c) of Title 10 of the California Code of Regulations and Rule 701 of the Securities Act be transferred by the optionee to (1) a revocable trust, (2) one or more family members or (3) a trust established for the benefit of the optionee and/or one or more family members. Each stock option agreement will set forth the extent to which the optionee will have the right to exercise the option following termination of the optionee’s service. Each stock option agreement will provide the optionee with the right to exercise the option following the optionee’s termination of service during the option term, to the extent the option was exerciseable for vested shares upon termination of service, for at least 30 days if the optionee’s termination of service is due to any reason other than “cause” (as defined in the Plan), death or disability and for at least six months if the optionee’s termination is due to death or disability, but in no event later than the expiration of the option term. To the extent the option was not exercisable for vested shares on an optionee’s termination of service, the option will terminate when the optionee’s service terminates. If the optionee’s service is terminated for cause, the stock option agreement may provide that the optionee’s right to exercise the option terminates immediately on the effective date of the optionee’s termination. Payment of the exercise price may be made in cash or cash equivalents or by any other form (including full-recourse promissory notes) approved by the board of directors that is consistent with applicable laws, regulations and rules.

Restricted Shares. Restricted shares are share awards that may be subject to vesting conditioned upon continued service, the achievement of performance objectives or the satisfaction of any other condition as specified in a restricted share agreement. Participants who are granted restricted share awards generally have all of the rights of a stockholder with respect to such shares, other than the right to transfer such shares prior to vesting. Subject to the terms of the Plan, our compensation committee will determine the terms and conditions of any restricted share award, including any vesting arrangement, which will be set forth in a restricted share agreement to be entered into between us and each recipient. Each award or sale of shares will be subject to those forfeiture conditions, rights of repurchase, rights of first refusal and other transfer restrictions as the compensation committee may determine, as set forth in the applicable restricted share agreement. Restricted shares may be awarded for such consideration as our compensation committee may determine, including without limitation cash, cash equivalents, full-recourse promissory notes, future services or services rendered prior to the award, without cash payment by the recipient, surrender of stock owned by the recipient for at least six months, and cancellation of indebtedness of Applied owing to the recipient. Any right to acquire shares will automatically expire if not exercised by the purchaser within 30 days after our compensation committee approves the award or sale of those shares.

Stock Appreciation Rights. SARs typically will provide for payments to the recipient based upon increases in the price of our common stock over the exercise price of the SAR. The SAR agreement will specify the exercise price of a SAR, which may be determined in accordance with a predetermined formula while the SAR is outstanding. Each SAR agreement will specify the date when all or an installment of the SAR is to become exercisable. The SAR agreement will also specify the term of the SAR. The SAR agreement may provide for accelerated exercisability in the event of the SAR holder’s death, disability or retirement or other events, and may provide for expiration prior to the end of its term in the event of the termination of the SAR holder’s service. SARs may be awarded in combination with options, and may provide that the SARs will not be exercisable unless the related options are forfeited. A SAR may be included in an incentive stock option only at the time of grant but may be included in a nonqualified stock option at the time of grant or thereafter. A SAR granted under the Plan may provide that it will be exercisable only in the event of a change in control (as defined in the Plan) or an initial public offering of our stock. When a SAR is exercised, our compensation committee may elect to pay the SAR holder (or any person having the right to exercise a SAR after the holder’s death) in cash, common stock or a combination of cash and common stock. Our compensation committee may at any time (a) offer to buy out for a payment in cash or cash equivalents of a SAR previously granted, or (b) authorize a SAR holder to elect to cash out a SAR previously granted, in either case at the time and based on the terms and conditions that our compensation committee establishes. Shares issued on settlement of SARs will be subject to the forfeiture conditions, rights of repurchase, rights of first refusal and other transfer restrictions as the compensation committee may determine, as may be set forth in the applicable SAR agreement.

Other Plan Features. We will have the right to repurchase shares that have been acquired through an award or sale of shares or the exercise or settlement of an award upon termination of the participant’s service if provided in the applicable restricted share agreement, stock option agreement or SAR agreement. The compensation committee in its sole discretion will determine when the right to repurchase will lapse as to all or any portion of the shares, and may, in its discretion, provide for accelerated vesting in the event of a change in control (as defined in the Plan) or other events.

Our board of directors or compensation committee may permit a participant to satisfy all or part of his or her withholding or income tax obligations by having Applied withhold all or a portion of any shares that would otherwise be issued to him or her by surrendering all or a portion of any shares that he or she previously acquired, subject to certain limitations. If our shares are publicly traded at the time of exercise, our board of directors or compensation committee may permit participants to meet the withholding obligation by cashless exercise or pledge. Our board of directors or compensation committee may permit any other means of tax withholding as it deems appropriate.

In the event of a recapitalization, stock split or similar capital transaction, our compensation committee will make appropriate and equitable adjustments to the number of shares reserved for issuance under the Plan, including the share number in the formula for automatic annual increases, the limitation regarding the total number of shares underlying awards given to an individual participant in any calendar year and other adjustments in order to preserve the benefits of outstanding awards under the Plan. In the event we are a party to a merger or other consolidation, or in the event of a transaction providing for the sale of all or substantially all of our stock or assets, outstanding awards will be subject to the agreement of merger, consolidation or sale, which may provide for treatment of those awards in one or more of the following ways without the recipients’ consent: (1) continuation of outstanding awards by Applied, (2) assumption of the Plan and outstanding awards by the surviving corporation or its parent, (3) substitution by the surviving corporation or its parent of options or rights with substantially the same terms for such outstanding awards, (4) immediate exercisability of such outstanding awards followed by the cancellation of such awards, or (5) settlement of the intrinsic value of the outstanding awards (whether or not then exerciseable) in cash, cash equivalents or equity (including cash or equity subject to deferred vesting and delivery consistent with the vesting schedules applicable to such awards or the underlying shares) followed by the cancellation of such awards.

Our board of directors may amend or terminate the plan at any time and for any reason, subject to stockholder approval where required by applicable law. Any amendment or termination may not materially impair the rights of holders of outstanding awards without the holders’ consent.

Other Executive Benefits and Perquisites

We provide health insurance, holiday, vacation and sick day benefits to our executive officers on the same basis as other eligible employees. The vacation benefit for executive officers is determined on an individual basis. We believe these benefits are generally consistent with those offered by other companies in our industry.

In addition, during fiscal year 2010, certain of the NEOs received additional benefits in the form of income tax gross-up payments in connection with restricted share awards, special 20-year service cash bonus payments, 401(k) matching contributions, payments in consideration of accrued and unused vacation days, and payments of professional fees for tax and estate planning services.

Retirement Savings

We have established a 401(k) retirement savings plan for our employees, including the NEOs, who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to contribute pre-tax amounts, up to a statutorily prescribed limit, to the 401(k) plan. In addition, the company matches pre-tax contributions on behalf of eligible employees, up to a certain percentage of the individual’s contribution. We believe that providing a vehicle for tax-preferred retirement savings through our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our NEOs, in accordance with our compensation policies.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code

Generally, Section 162(m) of the Code disallows a tax deduction to any publicly held corporation for any individual remuneration in excess of $1.0 million paid in any taxable year to its chief executive officer and each of its other NEOs, other than its chief financial officer. However, remuneration in excess of $1.0 million may be deducted if, among other things, it qualifies as “performance-based compensation” within the meaning of the Code.

As we are not currently publicly-traded, we have not previously taken the deductibility limit imposed by Section 162(m) of the Code into consideration in setting compensation. Following this offering, and at such time as Section 162(m) applies to us, we expect that, where reasonably practicable, the compensation committee may seek to qualify the compensation paid to our NEOs for the “performance-based compensation” exemption under Section 162(m) of the Code. As such, in approving the amount and form of compensation for our NEOs in the future, the compensation committee will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 162(m) of the Code. The compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemption from the deductibility limit in Section 162(m) of the Code when it believes that such payments are appropriate to attract and retain executive talent.

Furthermore, we do not expect Section 162(m) of the Code to apply to awards under our 2008 Plan until the earliest to occur of our annual stockholders’ meeting in 2015, a material modification of the 2008 Plan or exhaustion of the share supply under the 2008 Plan. However, qualified performance-based compensation performance criteria may be used with respect to performance awards that are not intended to constitute qualified performance-based compensation under Section 162(m) of the Code.

Section 280G of the Internal Revenue Code

Section 280G of the Code disallows a tax deduction with respect to excess parachute payments to certain executives of companies which undergo a change in control. In addition, Section 4999 of the Code imposes a 20% excise tax on the individual with respect to the excess parachute payment. Parachute payments are compensation linked to or triggered by a change in control and may include, but are not limited to, bonus payments, severance payments, certain fringe benefits, and payments and acceleration of vesting from long-term incentive plans including stock options and other equity-based compensation. Excess parachute payments are parachute payments that exceed a threshold determined under Section 280G of the Code based on the executive’s prior compensation. In approving the compensation arrangements for our NEOs in the future, our compensation committee will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 280G of the Code. However, our compensation committee may, in its judgment, authorize compensation arrangements that could give rise to loss of deductibility under Section 280G of the Code and the imposition of excise taxes under Section 4999 of the Code when it believes that such arrangements are appropriate to attract and retain executive talent.

Section 409A of the Internal Revenue Code

Section 409A of the Code requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our NEOs, so that they are either exempt from, or satisfy the requirements of, Section 409A.

2010 Summary Compensation Table

The following table summarizes information concerning the compensation awarded to, earned by, or paid for services rendered in all capacities by our NEOs during the year ended December 31, 2010. The compensation described in this table does not include medical, group life insurance, or other benefits which are available generally to all of our team members.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(1)	All Other Compensation ($)(3)	Total Compensation ($)
Said S. Hilal President and Chief Executive Officer	2010	550,000	1,894,140	627,000	363,821	543,828	3,978,789

Nabil Hilal Group President, Technology	2010	450,000	892,680	378,000	444,114	298,267	2,463,061

Samir Tall Chief Financial Officer	2010	300,000	640,120	630,000	273,355	484,843	2,328,318

Stephen E. Stanley Group President, Distribution	2010	380,000	799,412	157,500	381,022	130,053	1,847,987

Gary M. Johnson Group President, Surgical	2010	350,000	716,144	157,500	542,135	120,493	1,886,272

(1)	Amounts represent the aggregate grant date fair value of option awards granted during 2010, as well as any incremental fair value of previously granted options that were re-priced on March 24, 2010, computed in accordance with Accounting Standards Codification Topic 718, Stock Compensation, or ASC Topic 718. Amounts also include incremental fair value of stock option exercise loans for stock options exercised in 2010 using full recourse promissory notes to pay the exercise price of the shares acquired. Grant date fair value was determined using a generally accepted option valuation methodology referred to as the Black-Scholes-Merton option pricing model. Information regarding assumptions used in calculating the value of stock option awards made to executive officers is provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” above. For further discussion of the 2010 stock option re-pricing and the Stock Option Exercise Loan Program, see “— 2010 Option Re-Pricing”, “— Stock Option Exercise Loan Program,” and note 12 to our consolidated financial statements included elsewhere in this prospectus. For a discussion of valuation assumptions for the 2010 option and stock grants, see “Management’s Discussion and Analysis of Financial Condition and Result of Operations — Critical Accounting Policies and Estimates — Common stock valuations.”
(2)	Amounts disclosed in this column relate to awards of restricted shares made under the 2008 Plan. With respect to each restricted share award, the amounts disclosed reflect the grant date fair market value of the shares awarded, determined in good faith by the board of directors and in a manner consistent with Section 409A of the Code.

(3)	Amounts disclosed in this column include income tax gross-up payments in connection with restricted share awards described in footnote (2) above, special 20-year service cash bonus payments, 401(k) matching contributions, payments in consideration of accrued and unused vacation days, and payments of professional fees for tax and estate planning services, as set forth below:

	Income Tax Gross-up Payments	20-Year Service Bonus	401(k) Matching Contribution	Professional Services Fees	Payment for Unused Vacation	Total All Other Compensation
Said S. Hilal	$473,048	$10,000	$1,225	$2,440	$57,115	$543,828

Nabil Hilal	$285,187	$10,000	—	$3,080	—	$298,267

Samir Tall	$475,312	—	$1,225	$8,306	—	$484,843

Stephen E. Stanley	$118,828	$10,000	$1,225	—	—	$130,053

Gary M. Johnson	$118,828	—	$1,225	$440	—	$120,493

2010 Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards during fiscal year 2010 to our NEOs, as applicable, as well as information regarding certain stock options granted to our NEOs in prior years that were re-priced in March 2010. A separate line item is provided for each grant of an award made to, and each re-priced option held by, an NEO.

Grants of Plan-Based Awards

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options (2)	Exercise Price of Stock Option Awards (3) ($)	Grant Date Fair Value of Stock and Option Awards (4) ($)
Name	Grant Date		Threshold ($)	Target ($)	Maximum ($)
Said S. Hilal
	3/24/2010	(5)	—	—	—	—	135,000	7.00	127,170
	5/25/2010		—	—	—	100,000	—	—	627,000
	5/25/2010		0	1,600,000	—	—	—	—	—
	12/10/2010	(6)	—	—	—	—	60,000	7.67	181,464

Nabil Hilal	2/18/2010		—	—	—	60,000	—	—	378,000
	3/24/2010	(5)	—	—	—	—	90,000	7.00	81,450
	3/24/2010	(7)	—	—	—	—	60,000	7.00	130,706
	5/25/2010		0	1,100,000	—	—	—	—	—
	12/10/2010	(6)	—	—	—	—	40,000	7.67	120,976

Samir Tall	2/18/2010		—	—	—	100,000	—	—	630,000
	3/24/2010	(8)	—	—	—	—	30,000	7.00	46,590
	3/24/2010	(9)	—	—	—	—	50,000	7.00	108,922
	5/25/2010		0	900,000	—	—	—	—	—
	12/10/2010	(6)	—	—	—	—	27,500	7.67	84,546

Stephen E. Stanley	2/18/2010		—	—	—	25,000	—	—	157,500
	3/24/2010	(5)	—	—	—	—	90,000	7.00	81,450
	5/25/2010		0	900,000	—	—	—	—	—
	12/10/2010	(6)	—	—	—	—	40,000	7.67	120,976

Gary M. Johnson	2/18/2010		—	—	—	25,000	—	—	157,500
	3/24/2010	(5)	—	—	—	—	90,000	7.00	81,450
	3/24/2010	(10)	—	—	—	—	80,000	7.00	174,275
	5/25/2010		0	900,000	—	—	—	—	—
	12/10/2010	(6)	—	—	—	—	40,000	7.67	120,976

(1)	Amounts reported above reflect the potential performance based incentive cash payments each NEO could earn pursuant to our Long-Term Strategic Bonus Plan with the following explanations:
•	Threshold (0%) – a minimum level of performance is required to begin earning an incentive. Thus, if these minimum thresholds are not met, the payout is $0.
•

Target (100%) – the performance objectives are established to pay a targeted bonus amount for meeting performance levels as determined in accordance with the award schedule under the Strategic Bonus Plan.

•

Maximum – as provided in the award schedules for the Long-Term Strategic Bonus Plan, no maximum payout has been established. If we exceed the applicable performance objectives, additional bonus payouts are determined on a ratable basis for each incremental amount of revenues and operating income.

(2)	Stock option awards included in this column with a grant date of March 24, 2010 are included due to the re-pricing of stock options on that date that were previously granted with exercise prices in excess of $10.00 per share. For further information regarding the re-pricing of such stock options, see note 12 to our consolidated financial statements included elsewhere in this prospectus.
(3)	On March 24, 2010, we re-priced stock options held by NEOs that had an exercise price greater than $10.00 per share, to $7.00 per share. Other than the exercise price, no other terms of the re-priced stock options were modified and these re-priced stock options continued to vest according to their original vesting schedules and retained their original expiration dates.
(4)	The amounts included in the “Grant Date Fair Value of Stock and Option Awards” column represent the full grant date fair value of stock options granted on December 10, 2010 and the grant date fair value of restricted shares awarded on February 18, 2010 or May 25, 2010, or the incremental fair value of stock options re-priced on March 24, 2010, calculated in accordance with ASC Topic 718. The valuation assumptions used in determining such amounts are described in “Management’s Discussion and Analysis of Financial Condition and Result of Operations—Critical Accounting Policies and Estimates—Common stock valuations.”.
(5)	This option grant was fully vested as of March 24, 2010, when it was repriced. See footnotes (2) and (3) above.
(6)	Stock option awards with a grant date of December 10, 2010 start vesting on January 1, 2012 in monthly increments as follows: Said Hilal – 1,250 shares per month; Nabil Hilal, Stephen E. Stanley and Gary Mr. Johnson – 833 shares per month; and Samir Tall – 417 shares per month in 2012 and 2013, 625 shares per month in 2014 and 833 shares per month in 2015. These stock options include provisions which allow the holder to exercise the options prior to the vesting dates, in which case the shares acquired are subject to repurchase by Applied at the original exercise price paid per share in the event of a termination of employment.
(7)	This option grant vests in equal monthly increments of 1,500 shares on the first day of each calendar month until September 1, 2011, when it became fully vested.
(8)	This option grant vests in equal monthly increments of 500 shares on the first day of each calendar month until August 1, 2011, and thereafter in equal monthly increments of 750 shares on the first day of each calendar month until August 1, 2013, when it becomes fully vested.
(9)	This option grant vests in equal monthly increments of 1,250 shares on the first day of each calendar month until September 1, 2011, when it became fully vested.
(10)	This option grant vests in equal monthly increments of 2,000 shares on the first day of each calendar month until September 1, 2011, when it became fully vested.

Outstanding Equity Awards at Year End 2010

The following table sets forth information with respect to outstanding equity awards held by our NEOs as of December 31, 2010.

			Option Awards
Name	Grant Date(1)		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Said S. Hilal	12/10/10		60,000	—	7.67	12/9/20

Nabil Hilal	8/8/07	(2)	—	13,500	7.00	8/7/17
	12/10/10		40,000		7.67	12/9/20

Samir Tall	8/8/07	(3)	—	11,250	7.00	8/7/17
	7/29/09	(4)	—	22,000	7.00	7/28/19
	12/10/10		27,500		7.67	12/9/20

Stephen E. Stanley	10/7/03		22,500		7.00	10/6/13
	4/21/06		90,000	—	7.00	4/20/16
	7/30/08		17,739	—	8.58	7/29/18
	12/24/08		8,674	—	5.15	12/23/18
	12/10/10		40,000		7.67	12/9/20

Gary M. Johnson	4/21/06		90,000	—	7.00	4/20/16
	8/8/07	(5)	62,000	18,000	7.00	8/7/17
	12/24/08		77,000	—	5.15	12/23/18
	12/10/10		40,000		7.67	12/19/20

(1)	Stock option awards with a grant date of December 10, 2010 start vesting on January 1, 2012 in monthly increments as follows: Said Hilal – 1,250 shares per month; Nabil Hilal, Stephen E. Stanley and Gary M. Johnson – 833 shares per month; and Samir Tall – 417 shares per month in 2012 and 2013, 625 shares per month in 2014 and 833 shares per month in 2015. These stock options include provisions which allow the holder to exercise the options prior to the vesting dates, in which case the shares acquired are subject to repurchase by Applied at the original exercise price paid per share in the event of a termination of employment.
(2)	This option grant vests in equal monthly increments of 1,500 shares on the first day of each calendar month until September 1, 2011, when it became fully vested.

(3)	This option grant vests in equal monthly increments of 1,250 shares on the first day of each calendar month until September 1, 2011, when it became fully vested.
(4)	This option grant vests in equal monthly increments of 500 shares on the first day of each calendar month until August 1, 2011, and thereafter in equal monthly increments of 750 shares on the first day of each calendar month until August 1, 2013, when it becomes fully vested.
(5)	This option grant vests in equal monthly increments of 2,000 shares on the first day of each calendar month until September 1, 2011, when it became fully vested.

Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Said S. Hilal	35,716	0	100,000	627,000
	10,000	6,700
	90,000	60,300
	35,000	23,450
	25,000	16,750

Nabil Hilal	40,000	0	60,000	378,000
	26,000	0
	71,428	47,857
	18,572	12,443
	46,500	31,155
	24,000	16,080

Samir Tall	14,913	0	100,000	630,000
	12,587	0
	3,750	0
	3,750	0
	3,750	0
	6,500	0
	7,140	0
	21,430	14,358
	17,680	11,846
	15,000	10,050
	3,750	2,513
	1,500	1,005

Stephen E. Stanley	65,000	72,800	25,000	157,500
	60,000	151,200
	22,261	0

Gary M. Johnson	40,000	0	25,000	157,500
	51,000	128,520
	20,000	13,400

Pension Benefits

Our NEOs did not participate in or have account balances in qualified or nonqualified defined benefit plans sponsored by us during fiscal year 2010. Our board of directors or compensation committee may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interest.

Nonqualified Deferred Compensation

Our NEOs did not participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by us during fiscal year 2010. Our board of directors or compensation committee may elect to provide our executive officers and other team members with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interest.

Potential Payments Upon Termination or Change in Control

None of our NEOs are party to any agreements or arrangements with us that would result in payments upon termination or change in control.

Director Compensation

The table below summarizes the compensation received by our non-employee directors in 2010.

Director Compensation Table

Name (1)	Stock Awards ($) (2)	Option Awards ($) (3)	Total ($)
Dennis Fowler, M.D.	69,060	4,481	73,541
Thomas M. Kasten	18,900	34,843	53,743
T. Peter Thomas	18,900	17,897	36,797
Thomas C. Hoster	18,900	19,834	38,734

(1)	Mark de Raad and Leslee A. Temple were elected to our board of directors in 2011. Said Hilal and Nabil Hilal did not receive additional compensation for services as a director in 2010. Mr. Hoster resigned from our board in June 2011.

(2)	Amounts disclosed in this column relate to awards of restricted shares made under the 2008 Plan.

(3)	Amounts represent the aggregate grant date fair value of option awards granted during 2010, as well as any incremental fair value of previously granted options that were re-priced on March 24, 2010, computed in accordance with FAS 123R.

Other than awards of restricted shares or stock option grants under our 2008 Plan, we did not pay our non-employee directors any compensation for serving on our board of directors during 2010. We did, however, reimburse non-employee directors for expenses incurred in connection with their service on the board of directors, including reimbursement of expenses incurred in connection with attending board of directors’ meetings.

On February 18, 2010, our board of directors approved annual outside director grants as follows: options to purchase 3,000 shares of Class B common stock were granted to each of the outside directors (other than Dr. Fowler), an additional option to purchase 600 shares of Class B common stock was granted to Thomas C. Hoster in consideration of his service as chairman of our audit committee, and options to purchase 2,688 shares of Class B common stock were granted to Dr. Fowler, prorated for his partial service as a director during 2009. Dr. Fowler was elected to our board of directors in May 2009. The exercise price of these stock options was $9.00 per share. The 2010 annual director service option grants vest in equal monthly increments over a four-year vesting schedule or, in Dr. Fowler’s case, over less than four years as adjusted based on his partial first year of service as a director. Annual option grants to the audit committee chairman vest in equal monthly increments over a 12-month period.

On February 18, 2010, our board of directors also approved awards of 3,000 shares of Class B common stock to each of the outside directors. On May 25, 2010, an additional award of 8,000 shares of Class B common stock was given to Dr. Fowler in recognition of his early exercise of his initial director option grant, covering 12,000 shares at an exercise price of $12.00 per share, during 2009, given that Dr. Fowler was not able to participate in the stock option repricing program completed in March 2010. If Dr. Fowler had not exercised his initial option grant in 2009, those options would have been eligible for repricing to $7.00 per share in the stock option repricing program. His additional 8,000 share award vests on a pro rata basis on the same schedule as his May 2009 initial director stock option grant, in equal monthly increments, of 166 shares over a four-year period.

In March 2011, the compensation committee approved awards of stock options to each of the independent directors. We granted options to purchase 2,000 shares of Class B common stock to each of Messrs. Kasten and Hoster and Dr. Fowler and options to purchase 1,500 shares of Class B common stock to Mr. de Raad. We also granted options to purchase 1,500 shares of Class B common stock to each of Messrs. Kasten and de Raad, in their capacities as chairman of our compensation committee and audit committee, respectively. The compensation committee also approved an initial outside director option grant to Mr. de Raad, who joined our board in February 2011, covering 8,000 shares of Class B common stock. All of the foregoing stock options have an exercise price of $10.50 per share. These equity awards, other than the committee chairman option grants, vest over a 48-month period, with vesting commencing on January 1, 2011 (or, for Mr. de Raad, March 1, 2011), with 25% of the options or restricted shares vesting on the first anniversary of the vesting commencement date and the remaining options vesting in equal monthly increments over the following 36 months. The committee chairman option grants vest in equal monthly installments over the 12-month period starting January 1, 2011 for Mr. Kasten and March 1, 2011 for Mr. de Raad.

In October 2011, the compensation committee approved awards of stock options and restricted shares to each of the independent directors. We granted options to purchase 9,600 shares of Class B common stock to Mr. Kasten, options to purchase 6,400 shares of Class B common stock to Dr. Fowler, options to purchase 3,200 shares to Mr. de Raad, and options to purchase 1,600 shares to Leslee A. Temple, who joined our board in September 2011. The compensation committee also approved an initial outside director option grant to Leslee A. Temple, covering 8,000 shares of Class B common stock. All of the foregoing stock options have an exercise price of $15.75 per share. The compensation committee also made restricted stock awards of 2,400 shares of Class B common stock to Mr. Kasten, 1,600 shares of Class B common stock to Dr. Fowler, 800 shares to Mr. de Raad and 400 shares to Ms. Temple. The compensation committee awarded differing amounts of equity awards to each of the independent directors in recognition of their respective terms of service on our board. These equity awards vest over a 46-month period, with vesting commencing on November 1, 2011, with 25% of the options or restricted shares vesting on September 1, 2012 and the remaining shares and options vesting in equal monthly increments over the following 36 months. The compensation committee also approved special director fee payments of $25,000 to each of Messrs. Kasten and de Raad, Dr. Fowler and Ms. Temple, in recognition of their service and to assist them in satisfying tax obligations arising from the restricted share awards.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 2010, there has not been any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors or executive officers, any holder of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the compensation arrangements and indemnification agreements described in “Management” and the transactions set forth below.

Master Rights Agreement

We are party to a Master Rights Agreement with certain of our stockholders providing for rights to register under the Securities Act the shares of our common stock issuable upon conversion of our preferred stock.

Demand Registration Rights. Holders of at least 50% of the registrable securities have the right to request that we file a registration statement on their behalf, otherwise known as a demand registration, on two occasions.

The stockholders with registration rights under the Master Rights Agreement have exercised one demand registration in connection with this offering.

Piggyback Registration Rights. If we propose to register any of our securities under the Securities Act for our own account or the account of any other holder, stockholders party to the Master Rights Agreement are entitled to notice of such registration and are entitled to include shares of their common stock therein.

Expenses of Registration. We will pay all registration expenses, other than placement agent fees, related to any demand or piggyback registration, including this initial public offering.

Indemnification. The Master Rights Agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholder in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

All of these registration rights are subject to conditions and limitations, including the right of the underwriter or placement agent of an offering to limit the number of shares included in such registration.

Voting Agreement

We and certain of our stockholders are party to a voting agreement pursuant to which such stockholders have agreed to vote their shares of common stock on all matters presented to a vote of stockholders as directed by a voting committee consisting of Said Hilal, Nabil Hilal and Stephen E. Stanley. As of the date of this prospectus, a total of 9,750 shares of our Class A common stock and 10,024,060 shares of our Class B common stock, representing approximately 79% of the voting power of our outstanding common stock, are subject to the voting agreement. The voting agreement terminates in February 2014, or, if this offering is consummated prior thereto, upon the completion of the second annual meeting of our stockholders following this offering. As a result, the voting committee will have significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future. In addition, because of our dual class voting structure, the voting committee will continue to be able to control all matters submitted to our stockholders for approval even if our directors, executive officers and employees party to the voting agreement come to own less than 50% of the number of outstanding shares of our common stock.

Employment of Family Members

Family relationships are common among Applied employees at all levels of our organizational structure, from our executive management team to our production-level employees. We believe these relationships contribute to the positive culture described elsewhere in this prospectus.

Serene Wachli, a Division General Manager of Applied’s Surgical Group, is a daughter of Nabil Hilal, Group President, Technology and a director of Applied, a niece of Said Hilal, President, Chief Executive Officer and a director of Applied, and a niece of Samir Tall, our Chief Financial Officer. Tom Wachli, Division General Manager of Applied’s Technology Group, is Serene Wachli’s husband, a son-in-law of Nabil Hilal, and related to Said Hilal and Samir Tall. Each of Mr. and Mrs. Wachli are parties to the Voting Agreement.

During 2010, Mrs. Wachli received $81,515 in salary, $70,302 in cash bonuses and an allocation of 16,500 points under our Long-Term Strategic Bonus Plan. Mrs. Wachli’s current annual base salary and target annual plan bonus are $130,650 and $60,000, respectively. During 2010, Mr. Wachli received $139,100 in salary, $92,000 in cash bonuses and an allocation of 15,000 points under our Long-Term Strategic Bonus Plan. In 2010, Mr. Wachli received a cash payment in the amount of $10,700 in consideration of accrued and unused vacation days. In 2010, Mrs. Wachli and Mr. Wachli received 401(k) matching contributions in the amounts of $716 and $1,008, respectively. Mr. Wachli’s current annual base salary and target annual plan bonus are $165,000 and $60,000, respectively. Mrs. Wachli also received a fully-vested award of 1,000 shares of Class B common stock with a fair market value of $6,750 on July 29, 2010, and a full tax gross-up payment in the amount of $4,500 in connection with the foregoing share award. On December 2, 2010, each of Mrs. Wachli and Mr. Wachli received an award of stock options to purchase 25,000 shares of Class B common stock with an exercise price of $7.67 per share. The stock options vest over four years and have a term of ten years. During 2010, Mrs. Wachli exercised stock options to purchase 54,400 shares of Class B Common Stock for an aggregate purchase price of $397,550. Mrs. Wachli delivered full recourse promissory notes in the aggregate principal amount of $317,050 to us in connection with these stock option exercises. During 2010, Mr. Wachli exercised stock options to purchase 46,000 shares of Class B Common Stock for an aggregate purchase price of $338,750. Mr. Wachli delivered full recourse promissory notes in the aggregate principal amount of $293,250 to us in connection with these stock option exercises. On March 18, 2011, each of Mrs. Wachli and Mr. Wachli received an award of stock options to purchase 20,000 shares of Class B common stock with an exercise price of $10.50 per share. The stock options vest over four years and have a term of ten years. In March 2011, each of Mrs. Wachli and Mr. Wachli exercised the foregoing option grants in full, pursuant to the early-exercise feature of such stock options, and delivered a full recourse promissory note in the principal amount of $210,000 to us in connection with these stock option exercises. On October 25, 2011, each of Mrs. Wachli and Mr. Wachli received stock options to purchase 40,000 shares of Class B Common Stock at an exercise price of $15.75 per share and an award of 10,000 restricted shares of Class B common stock. The stock options become exercisable over forty-six months, with options to purchase 10,000 shares vesting on September 1, 2012 and the remaining options vesting in equal monthly increments of 833 shares over the remaining three years. Each of Mrs. Wachli and Mr. Wachli also received a full tax gross-up payment in the amount of $128,864 in connection with the foregoing share awards.

The full recourse promissory notes delivered by Mrs. Wachli and Mr. Wachli in connection with the stock option exercises mature in September 2014, December 2014 and March 2015 and bear interest at the rate of 3.75%. As of October 28, 2011, the aggregate outstanding principal amounts of the full recourse promissory notes delivered by Mrs. Wachli and Mr. Wachli were $500,552 and $473,919, respectively. Mrs. Wachli paid $10,400 in principal and $464 in interest in 2010 and, as of October 28, 2011, has paid $16,098 in principal and $13,683 in interest in 2011 on the foregoing promissory notes. Mr. Wachli paid $21,057 in principal and $464 in interest in 2010 and, as of

October 28, 2011, has paid $8,273 in principal and $12,727 in interest in 2011 on the foregoing promissory notes.

Dima Hilal, Division General Manager of Applied’s Surgical Group, is a daughter of Nabil Hilal, Group President, Technology and a director of Applied, a niece of Said Hilal, President Chief Executive Officer and a director of Applied, and a niece of Samir Tall, our Chief Financial Officer. Mrs. Hilal is a party to the Voting Agreement. During 2010, Mrs. Hilal received $123,420 in salary, $71,191 in cash bonuses and an allocation of 16,500 points under our Long-Term Strategic Bonus Plan. Mrs. Hilal’s current annual base salary and target annual plan bonus are $138,060 and $60,000, respectively. Mrs. Hilal also received a fully-vested award of 1,000 shares of Class B common stock with a fair market value of $6,750 on July 29, 2010, and a full tax gross-up payment in the amount of $4,500 in connection with the foregoing share award. On December 2, 2010, Mrs. Hilal received an award of stock options to purchase 25,000 shares of Class B common stock with an exercise price of $7.67 per share. The stock options vest over four years and have a term of ten years. During 2010, Mrs. Hilal exercised stock options to purchase 54,220 shares of Class B Common Stock for an aggregate purchase price of $396,290. Mrs. Hilal delivered full recourse promissory notes in the aggregate principal amount of $368,290 to us in connection with these stock option exercises. On March 18, 2011, Mrs. Hilal received an award of stock options to purchase 20,000 shares of Class B common stock with an exercise price of $10.50 per share. The stock options vest over four years and have a term of ten years. In May 2011, Mrs. Hilal exercised the foregoing option grant in full, pursuant to the early-exercise feature of such stock options, and delivered a full recourse promissory note in the principal amount of $210,000 to us in connection with this stock option exercises. On October 25, 2011, Mrs. Hilal received stock options to purchase 40,000 shares of Class B Common Stock at an exercise price of $15.75 per share and an award of 10,000 restricted shares of Class B common stock. The stock options become exercisable over forty-six months, with options to purchase 10,000 shares vesting on September 1, 2012 and the remaining options vesting in equal monthly increments of 833 shares over the remaining three years. Mrs. Hilal also received a full tax gross-up payment in the amount of $128,864 in connection with the foregoing share award.

The full recourse promissory notes delivered by Mrs. Hilal in connection with the stock option exercises mature in September 2014, December 2014 and May 2015 and bear interest at the rate of 3.75%. As of October 28, 2011, the aggregate outstanding principal amount of the full recourse promissory notes delivered by Mrs. Hilal was $565,041. Mrs. Hilal paid $6,343 in principal and $816 in interest in 2010 and, as of October 28, 2011, has paid $6,906 in principal and $10,994 in interest in 2011 on the foregoing promissory notes.

Bassam Istanbouli, an I.T. Business Analyst employed by us, is a brother-in-law of Nabil Hilal, Group President, Technology. Mr. Istanbouli is a party to the Voting Agreement. During 2010, Mr. Istanbouli received $131,192 in salary, $22,000 in cash bonuses and an allocation of 2,500 points under our Long-Term Strategic Bonus Plan. Mr. Istanbouli’s current annual base salary and target annual plan bonus are $133,500 and $10,000, respectively. In 2010, Mr. Istanbouli received a cash payment in the amount of $10,033 in consideration of accrued and unused vacation days.

During 2010, Mr. Istanbouli exercised stock options to purchase 16,750 shares of Class B common stock for an aggregate purchase price of $117,250. Mr. Istanbouli delivered full recourse promissory notes in the aggregate principal amount of $112,000 (including $3,500 related to taxes) to us in connection with these stock option exercises.

On March 18, 2011, Mr. Istanbouli received an award of stock options to purchase 2,000 shares of Class B common stock with an exercise price of $10.50 per share. The stock options vest over four years and have a term of ten years. In April 2011, Mr. Istanbouli exercised the foregoing option grant in full, pursuant to the early-exercise feature of such stock options, and delivered a full recourse promissory note in the principal amount of $21,000 to us in connection with this stock option exercise.

The full recourse promissory notes delivered by Mr. Istanbouli in connection with the stock option exercises mature in December 2014 and March 2015, and bear interest at the rate of 3.75%. As of October 28, 2011, the aggregate outstanding principal amount of the full recourse promissory notes delivered by Mr. Istanbouli was $133,000. Mr. Istanbouli has not paid any principal amount of the foregoing promissory notes. Mr. Istanbouli paid zero and $3,816 on the foregoing promissory notes in 2010 and to October 28, 2011, respectively.

On March 24, 2010, we completed a stock option repricing program, under which eligible stock option holders were given an opportunity to amend certain stock options to reduce the exercise price. In connection with the stock option repricing program, stock options held by each of Mrs. Wachli and Mr. Wachli to purchase 10,000 shares of Class B common stock were amended to reduce the exercise price to $7.00 per share from $10.00 and $12.00 per share, respectively. Stock options held by Mrs. Hilal to purchase 12,000 shares of Class B common stock were amended to reduce the exercise price to $7.00 per share from $10.00 per share. Stock options held by Mr. Istanbouli to purchase 2,000 shares of Class B common stock were amended to reduce the exercise price to $7.00 per share from $12.00 per share.

Policy for Approval of Related Party Transactions

Our audit committee is responsible for reviewing and approving all transactions in which we are a participant and in which any parties related to us, including our executive officers, directors, beneficial owners of more than 5% of our securities, immediate family members of the foregoing persons, and any other persons whom our board of directors determines may be considered related parties, has or will have a direct or indirect material interest. If advanced approval is not feasible, the audit committee has the authority to ratify a related party transaction at the next audit committee meeting. For purposes of our audit committee charter, a material interest is deemed to be any consideration received by such a party in excess of $120,000 per year.

In reviewing and approving such transactions, the audit committee shall obtain, or shall direct our management to obtain on its behalf, all information that our committee believes to be relevant and important to a review of the transaction prior to its approval. Following receipt of the necessary information, a discussion shall be held of the relevant factors if deemed to be necessary by our committee prior to approval. If a discussion is not deemed to be necessary, approval may be given by written consent of our committee. This approval authority may also be delegated to the chairman of the audit committee in respect of any transaction in which the expected amount is less than $250,000. No related party transaction may be entered into prior to the completion of these procedures.

The audit committee or its chairman, as the case may be, shall approve only those related party transactions that are determined to be in, or not inconsistent with, the best interests of us and our stockholders, taking into account all available facts and circumstances as our committee or the chairman determines in good faith to be necessary. These facts and circumstances will typically include, but not be limited to, the material terms of the transaction, the nature of the related party’s interest in the transaction, the significance of the transaction to the related party and the nature of our relationship with the related party, the significance of the transaction to us, and whether the transaction would be likely to impair (or create an appearance of impairing) the judgment of a director or executive officer to act in our best interest. No member of the audit committee may participate in any review, consideration, or approval of any related party transaction with respect to which the member or any of his or her immediate family members is the related party, except that such member of the audit committee will be required to provide all material information concerning the related party transaction to the audit committee.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table and accompanying footnotes provide information regarding the beneficial ownership of our common stock as of October 31, 2011, giving effect to the completion of this offering by:

•	each person or group who beneficially owns 5% or more of the outstanding shares of our Class A common stock, Class B common stock or preferred stock;

•	each of our directors;

•	each of our NEOs;

•	all of our directors and executive officers as a group; and

•	each of the selling stockholders.

Beneficial ownership, which is determined in accordance with the rules and regulations of the SEC, means the sole or shared power to vote or direct the voting or dispose or direct the disposition of our common stock. The number of shares of our common stock beneficially owned by a person includes shares of common stock issuable with respect to options or convertible securities held by that person that are exercisable or convertible within 60 days.

The number of shares and percentage beneficial ownership of common stock before this offering set forth below is based on 145,811 shares of our Class A common stock and 19,037,180 shares of our Class B common stock issued and outstanding as of October 31, 2011, assuming conversion of all outstanding shares of preferred stock into Class B common stock. The number of shares and percentage of beneficial ownership after this offering set forth below is based on 6,551,558 shares of Class A common stock and 12,631,433 shares of Class B common stock outstanding after the completion of this offering, assuming conversion of all outstanding shares of preferred stock into Class B common stock and assuming that only the offered shares will be converted from Class B common stock into Class A common stock. Beneficial ownership representing less than one percent is denoted with an “*.”

	Shares Beneficially Owned Prior to the Offering				% Total Voting Power(2)	Shares Being Offered	Shares Beneficially Owned After the Offering				% Total Voting Power(2)
	Class A Common Stock		Class B Common Stock				Class A Common Stock		Class B Common Stock
Name of Beneficial Owner(1)	Shares	%	Shares	%			Shares	%	Shares	%
Selling Stockholders:
James Strand	0	*	5,000	*	*	5,000	0	*	0	*	*
J.A.C. Deuss	0	*	15,000	*	*	15,000	0	*	0	*	*
Oded Saphir	0	*	37,500	*	*	25,000	0	*	12,500	*	*
Fogarty Family Revocable Trust	0	*	355,001	1.9	1.9	355,001	0	*	0	*	*
Pantheon International Participations PLC(3)	0	*	404,040	2.1	2.1	404,040	0	*	0	*	*
Bank of America Ventures(4)	0	*	1,206,472	6.3	6.3	1,184,250	0	*	22,222	*	*
Institutional Venture Partners IV, L.P.(5)	0	*	3,792,035	19.9	19.9	3,580,204	0	*	211,831	1.7	1.6
Institutional Venture Management IV, L.P.(6)	0	*	3,865,132	20.3	20.3	69,014	0	*	215,914	1.7	1.6
Colella Family Trust	0	*	242,894	1.3	1.3	229,324	0	*	13,570	*	*
Dennis Living Trust	0	*	242,893	1.3	1.3	229,325	0	*	13,568	*	*
Elmore Living Trust	0	*	133,591	*	*	126,129	0	*	7,462	*	*
The Fogelsong Trust	0	*	126,305	*	*	119,250	0	*	7,055	*	*
Yang Family Trust	0	*	36,433	*	*	34,398	0	*	2,035	*	*
Fogelsong Children’s Trust	0	*	31,576	*	*	29,812	0	*	1,764	*	*
Greater than 5% Stockholders, Directors and Named Executive Officers:
Institutional Venture Partners Funds(7)	0	*	4,838,139	25.4	25.4	4,417,456	0	*	420,683	3.3	3.2
Landmark Equity Partners	0	*	505,051	2.7	2.7		0	*	505,051	4.0	3.8
Said S. Hilal(8)	0	*	4,905,861	25.3	25.3		0	*	4,905,861	37.8	35.9
Nabil Hilal(9)	0	*	1,683,200	8.8	8.8		0	*	1,683,200	13.2	12.5
Samir Tall(10)	0	*	510,500	2.7	2.7		0	*	510,500	4.0	3.8
Gary Johnson(11)	0	*	665,100	3.4	3.4		0	*	665,100	5.1	4.8
Stephen E. Stanley(12)	0	*	647,705	3.3	3.3		0	*	647,705	5.0	4.8
Dennis Fowler, M.D(13)	0	*	35,688	*	*		0	*	35,688	*	*
Mark P. de Raad(14)	0	*	13,500	*	*		0	*	13,500	*	*
Leslee A. Temple(15)	0	*	10,000	*	*		0	*	10,000	*	*
Thomas M. Kasten(16)	0	*	39,000	*	*		0	*	39,000	*	*
T. Peter Thomas(17)	0	*	4,064,647	21.3	21.3		0	*	415,429	3.3	3.1
All executive officers and directors as a group(12 persons) (18)	0	*	12,674,701	61.6	61.6		0	*	9,025,483	63.7	60.9
Voting Group(19)	9,750	6.7	12,267,245	57.7	57.6		9,750	*	12,267,245	82.5	79.0

(1)	Unless otherwise indicated below, the address of each beneficial owner listed in the table is c/o Applied Medical Corporation, 22872 Avenida Empresa, Rancho Santa Margarita, California 92688.
(2)	Percentage total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. Each holder of Class B common stock is entitled to ten votes per share of Class B common stock and each holder of Class A common stock is entitled to one vote per share of Class A common stock on all matters submitted to our stockholders for a vote. The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law. The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis.
(3)	Pantheon Ventures (UK) LLP, or Pantheon Ventures, is the investment advisor of Pantheon International Participations PLC, or Pantheon International and, therefore, may be deemed to beneficially share ownership of the shares owned by Pantheon International. Pantheon Ventures has delegated responsibility for the management of Pantheon International’s investment in Applied to four of its partners: Alastair Bruce, Andrew Lebus, Rob Wright, and Rob Barr. The address of Pantheon International is c/o Pantheon Ventures (UK) LLP, Norfolk House, 31 St. James’ Square, London, United Kingdom, SW1Y 4JR.

footnotes continued on following page

(4)	Bank of America Ventures, or BAV, is a wholly-owned subsidiary of Bank of America, National Association, or BANA. BANA, a federally chartered bank, is a wholly-owned subsidiary of BANA Holding Corporation, which is a wholly-owned subsidiary of BAC North America Holding Company, which is a wholly-owned subsidiary of NB Holdings Corporation, collectively the BANA Parent Companies, which is a wholly-owned subsidiary of Bank of America Corporation, or BAC. Because of the relationships to BAV, each of the BANA Parent Companies and BAC may be deemed to beneficially own the shares owned by BAV. Under the terms of an Investment Management Agreement, or IMA, between Scale Management, LLC, or Scale, BAC, BAV and BankAmerica Investment Corporation, Scale manages BAV’s investment in Applied and, therefore, may be deemed to beneficially share ownership of the shares owned by BAV. Scale disclaims beneficial ownership of shares owned by BAV. BAV shares with Scale dispositive power over the shares owned by BAV. BAC may also be deemed to share dispositive power over the shares owned by BAV. The Power of Attorney executed by BAC and BAV in connection with the IMA specifically appoints the following individuals of Scale to manage BAV’s investments in Applied: Kate Mitchell, Rory O’Driscoll, Sharon Wienbar, Mark Brooks and Louis Bock and, therefore, such individuals share voting and dispositive power over the shares owned by BAV. The address of Bank of America Ventures is c/o Scale Venture Partners, 950 Tower Lane, Suite 700, Foster City, CA 94404.
(5)	Institutional Venture Management IV, L.P., or IVM IV, is the general partner of Institutional Venture Partners IV, L.P., or IVP IV, and, therefore, may be deemed to beneficially share ownership of the shares owned by IVP IV. Samuel D. Colella, Reid W. Dennis, Mary Jane Elmore, Norman A. Fogelsang, T. Peter Thomas and Geoffrey Y. Yang are the managing directors of IVM IV and share voting or dispositive power over the shares held by IVP IV. The address of IVP IV is 3000 Sand Hill Road, Building 2, Suite 250, Menlo Park, California 94025.
(6)	Includes 3,792,035 shares held of record by IVP IV prior to the offering and 211,831 shares held of record by IVP IV after the offering. IVM IV is the general partner of IVP IV and, therefore, may be deemed to beneficially share ownership of the shares owned by IVP IV. Samuel D. Colella, Reid W. Dennis, Mary Jane Elmore, Norman A. Fogelsang, T. Peter Thomas and Geoffrey Y. Yang are the managing directors of IVM IV and share voting or dispositive power over the shares held by IVM IV. The address of IVM IV is 3000 Sand Hill Road, Building 2, Suite 250, Menlo Park, California 94025.
(7)	Consists of 3,792,035 shares held of record by IVP IV; 73,097 shares held of record by IVM IV; 242,894 shares held of record by the Colella Family Trust U/A/D Dated 9/21/92; 242,893 shares held of record by the Dennis Living Trust U/A/D Dated 7/7/1989; 133,591 shares held of record by the Elmore Living Trust U/T/A Dated 7/27/1990; 126,305 shares held of record by the Fogelsong Trust U/T/A Dated 3/22/1984; 156,315 shares held of record by the Thomas-Stewart Family Trust and 3,000 shares held of record by T. Peter Thomas; 36,433 shares held of record by the Yang Family Trust U/D/T Dated 4/11/1994; and 31,576 shares held of record by the Fogelsong Children’s Trust U/T/A Dated 8/1/1985, which are all entities affiliated with IVP IV and IVM IV. The address of entities affiliated with IVP IV and IVM IV is 3000 Sand Hill Road, Building 2, Suite 250, Menlo Park, California 94025.
(8)	Includes (i) 4,216,361 shares held of record by the Hilal Family Trust, (ii) 360,000 shares underlying options that are exercisable within 60 days, (iii) 70,000 shares held as trustee for the benefit of children of Samir Tall and (iv) 259,500 shares held by family members of Mr. Hilal, over which he has or shares voting and dispositive power.
(9)	Includes 140,000 shares underlying options that are exercisable within 60 days and 513,000 shares held as trustee for the benefit of children of Said Hilal and Samir Tall.
(10)	Includes 143,000 shares underlying options that are exercisable within 60 days and 367,500 shares held of record by the Tall Family Trust.
(11)	Includes 427,000 shares underlying options that are exercisable within 60 days and 238,100 shares held of record by the Johnson Family Trust.
(12)	Includes 308,628 shares underlying options that are exercisable within 60 days and 339,077 shares held of record by the Stanley Trust. Mr. Stanley disclaims beneficial ownership of 17,840 shares issuable upon exercise of stock options.
(13)	Includes 11,088 shares underlying options that are exercisable within 60 days.
(14)	Includes 12,700 shares underlying options that are exercisable within 60 days.
(15)	Includes 9,600 shares underlying options that are exercisable within 60 days.
(16)	Includes 9,600 shares underlying options that are exercisable within 60 days and 29,400 shares held of record by the Kasten Family Trust.
(17)	Includes (i) 3,792,035 shares held of record by IVP IV and 73,097 shares held of record by IVM IV prior to the offering, (ii) 211,831 shares held of record by IVP IV and 4,083 shares held of record by IVM IV after the offering and (iii) 40,200 shares underlying stock options that are exercisable within 60 days. T. Peter Thomas is a Managing Director of IVM IV, which is the general partner of IVP IV, and, therefore, may be deemed to beneficially share ownership of the shares owned by IVP IV and IVM IV. See footnotes 5 and 6 above. Mr. Thomas disclaims beneficial ownership of all shares owned by IVP IV and IVM IV, except to the extent of any indirect pecuniary interest therein.
(18)	Includes 78,500 shares underlying options that are exercisable within 60 days and the shares described in footnotes 8 through 17 above.
(19)	Includes an aggregate of 2,243,185 shares of Class B common stock underlying options that are exercisable within 60 days owned by stockholders party to the voting agreement.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material provisions of our capital stock and the other material terms of our certificate of incorporation and bylaws, as they will be in effect as of the consummation of this offering (such bylaws being referred to in this prospectus as our new bylaws and such certificate of incorporation being referred to as our new certificate of incorporation), and certain provisions of Delaware law. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur prior to the completion of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, copies of which have been or will be filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

General

Our current authorized capital stock consists of 25,000,000 shares of Class A common stock, par value $0.001 per share, 25,000,000 shares of Class B common stock, par value $0.001 per share, and 7,009,998 shares of preferred stock. As of the consummation of this offering, our authorized capital stock will consist of 25,000,000 shares of Class A common stock, par value $0.001 per share, 25,000,000 shares of Class B common stock, par value $0.001 per share and          shares of preferred stock. In this section, when we refer to “common stock,” we are referring to Class A common stock and Class B common stock, taken as a whole.

Common Stock

As of the consummation of this offering, there will be 6,551,558 shares of Class A common stock issued and outstanding and 12,631,433 shares of Class B common stock issued and outstanding. As of October 31, 2011 we had approximately 86 holders of record of our Class A common stock and 362 holders of record of our Class B common stock.

Class A Common Stock

Voting rights

The holders of Class A common stock are entitled to one vote per share. Generally, all matters to be voted on by stockholders, including amendments to our certificate of incorporation, must be approved by a majority of the votes entitled to be cast by all shares of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class.

Dividend Rights

Holders of Class A common stock will share ratably (based on the number of shares of common stock held) in any dividend declared by our board of directors. Dividends consisting of shares of Class A common stock may be paid only to holders of shares of Class A common stock. Dividends payable to holders of Class B common stock can only be paid if dividends in the same amount per share are simultaneously paid to holders of Class A common stock; however, dividends payable in shares of Class B common stock or rights to acquire Class B common stock may be paid on shares of Class B common stock without the same dividend being paid to holders of Class A common stock if a dividend payable in shares of Class A common stock or rights to acquire Class A common stock on the same terms is simultaneously paid to the holders of Class A common stock.

Liquidation Rights

On our liquidation, dissolution or winding up, all holders of Class A common stock will be entitled to share ratably (based on the number of shares of common stock held) in any assets available for distribution to holders of shares of common stock.

Other Rights

Our Class A common stock is not subject to redemption. Holders of our Class A common stock are not entitled to any preemptive rights to purchase additional shares of common stock. All outstanding shares of Class A common stock are legally issued, fully paid and non-assessable.

Class B Common Stock

Voting rights

The holders of Class B common stock are entitled to ten votes per share. Generally, all matters to be voted on by stockholders, including amendments to our certificate of incorporation, must be approved by a majority of the votes entitled to be cast by all shares of Class B common stock and Class A common stock present in person or represented by proxy, voting together as a single class.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 66  2/3% of the outstanding shares of Class B common stock, or (ii) any transfer, whether or not for value, except for certain transfers described in our amended and restated certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B common stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. Once transferred and converted into Class A common stock, the Class B common stock will not be reissued.

Dividend Rights

Holders of Class B common stock will share ratably (based on the number of shares of common stock held) in any dividend declared by our board of directors. Dividends consisting of shares of Class B common stock may be paid only to holders of shares of Class B common stock. Dividends payable to holders of Class A common stock can only be paid if dividends in the same amount per share are simultaneously paid to holders of Class B common stock; however, dividends payable in shares of Class A common stock or rights to acquire Class A Common Stock may be paid to the holders of Class A common stock without the same dividend being paid to the holders of Class B common stock if a dividend payable in shares of Class B common stock or rights to acquire Class B common stock on the same terms is to the holders of Class B common stock.

Liquidation Rights

On our liquidation, dissolution or winding up, all holders of Class B common stock will be entitled to share ratably (based on the number of shares of common stock held) in any assets available for distribution to holders of shares of common stock.

Other Rights

Our Class B common stock is not subject to redemption. Holders of our Class B common stock are not entitled to any preemptive rights to purchase additional shares of common stock. All the outstanding shares of Class B common stock are legally issued, fully paid and non-assessable.

Preferred Stock

Our board of directors will be authorized, subject to limitations prescribed by law, to issue up to              shares of preferred stock in one or more series without further stockholder approval. The board of directors will have discretion to determine the rights, preferences, privileges and restrictions of, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of, and to fix the number of shares of, each series of our preferred stock. Accordingly, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. Upon the consummation of this offering, there will be no shares of preferred stock outstanding.

Options

As of October 31, 2011, options to purchase an aggregate of 1,000 shares of our Class A common stock at an exercise price of $14.96 per share, and options to purchase an aggregate of 3,093,684 shares of our Class B common stock at a weighted-average exercise price of $11.34 per share, were outstanding.

Registration Rights

We are party to a Master Rights Agreement with certain of our stockholders providing for rights to register under the Securities Act the shares of our common stock issuable upon conversion of our preferred stock. See “Certain Relationships and Related Party Transactions—Master Rights Agreement.”

Limitations on Directors’ Liability

The Delaware General Corporation Law, or the DGCL, authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions in our new certificate of incorporation and new bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.

In addition to the indemnification to be provided by our new certificate of incorporation and new bylaws, prior to the consummation of this offering, we will enter into agreements to indemnify our directors and executive officers. These agreements, subject to certain exceptions, will require us to, among other things, indemnify these directors and executive officers for certain expenses, including attorney fees, witness fees and expenses, expenses of accountants and other advisors, and the premium, security for and other costs relating to any bond, arising out of that person’s services as a director or officer of us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law that May Have an Anti-Takeover Effect

Certificate of Incorporation and Bylaws

Certain provisions of our certificate of incorporation and our bylaws may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Authorized but Unissued Shares. The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate acquisitions and employee benefit plans and could also be issued in order to deter or prevent an attempt to acquire us. The existence of authorized but unissued and unreserved common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Other limitations on stockholder actions. Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. This provision may have the effect of precluding the conduct of certain business at a meeting if the proper notice is not provided and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

The foregoing provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware Takeover Statute

We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Voting Agreement

We and certain of our stockholders are party to a voting agreement pursuant to which such stockholders have agreed to vote their shares in accordance with the direction of the voting committee. Certain provisions in the voting agreement may have an anti-takeover effect. See “Certain Relationships and Related Party Transactions—Voting Agreement.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the consummation of this offering, there has not been a public market for our common stock. Future sales of substantial amounts of our Class A common stock, including shares issued upon exercise of outstanding options or upon the conversion of Class B common stock, or the possibility of such sales, could cause the prevailing market price of our Class A common stock to fall.

Upon the consummation of this offering, we will have 6,551,558 shares of Class A common stock outstanding. All of the shares of our Class A common stock sold in the offering will be freely tradable in the public market without restriction or future registration under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the exemption under Rule 144 of the Securities Act described below.

Immediately after the consummation of this offering,              shares of Class A common stock and              shares of our Class B common stock held by existing stockholders will be restricted securities, as that term is defined in Rule 144 under the Securities. These restricted securities may be sold into the public market only if the sale is registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which exemptions are summarized below.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations (which are summarized below). Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately after the consummation of this offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

A total of              shares of Class A common stock (including shares issuable upon conversion of Class B common stock) held by existing stockholders will be available for immediate resale upon consummation to this offering.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed 1% of the number of shares of our common stock then-outstanding, which will equal approximately 191,830 shares immediately after the consummation of this offering.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Equity Incentive Plans

As soon as practicable after the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock issued or reserved for issuance under our equity incentive plans. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions with us, contractual lock-up restrictions and restrictions on sales of securities by our affiliates, as described above.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income tax consequences relevant to the ownership and disposition of our common stock by a holder that, for United States federal income tax purposes, is a Non-U.S. Holder (as defined below). This summary is based upon United States federal income tax law in effect on the date of this prospectus, which is subject to change or different interpretations, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their particular investment circumstances, such as common stock held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, partnerships and their partners, traders in securities who elect to apply a mark-to-market method of accounting, and tax-exempt organizations (including private foundations)) or to investors that will hold our common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any (1) United States federal income tax consequences to a Non-U.S. Holder that (A) is engaged in the conduct of a United States trade or business, (B) is a nonresident alien individual who is present in the United States for 183 or more days during the taxable year, (C) is a corporation which operates through a United States branch, or (D) owns actually or constructively more than five percent of our common stock, and (2) state, local, or non-United States tax considerations. This summary is written on the basis that investors have acquired our common stock pursuant to this offering and will hold our common stock as a “capital asset” (generally, property held for investment) under the Code. Prospective investors are urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our common stock.

For purposes of this summary, a “United States person” is, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any State (or the District of Columbia), (3) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (4) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has elected to be treated as a United States person. The term “Non-U.S. Holder” means any beneficial owner (other than a partnership or other pass-through entity for United States federal income tax purposes) of our common stock that is not a United States person (as defined above).

If a partnership is a beneficial owner of our common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Prospective investors that are partners of a partnership holding our common stock are urged to consult their tax advisors regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

Dividends

Dividends paid in cash to a Non-U.S. Holder generally will be subject to United States federal withholding tax at a 30% rate subject to reduction or complete exemption under an applicable income tax treaty. For purposes of obtaining a reduced rate of withholding under an income tax treaty, a Non-U.S. Holder will generally be required to provide a United States Internal Revenue Service Form W-8BEN (or a suitable substitute form) certifying that it is a Non-U.S. Holder and is entitled to such treaty benefits.

Sale or Other Disposition of Common Stock

Upon a sale or other disposition of our common stock, a Non-U.S. Holder will generally not be subject to United States federal income tax unless our common stock constitutes a “U.S. real property interest” by reason of our status as a “U.S. real property holding corporation,” or a USRPHC, for United States federal income tax purposes, at any time during the five-year period preceding the disposition or, if shorter, during such holder’s holding period for our common stock. The term USRPHC generally means any corporation where the aggregate fair market value of its U.S. real property interests equals or exceeds 50 percent of the fair market value of the sum of (i) its U.S. real property interests, (ii) its interests in real property located outside of the United States, and (iii) any other of its assets which are used or held for use in a trade or business, wherever located.

We have not made a determination, for United States federal income tax purposes, as to whether we are a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the aggregate fair market value of our real property and other business assets, we may be or become a USRPHC. Even if we are or become a USRPHC, as long as our common stock is regularly traded on an established securities market, shares of our common stock will be treated as U.S. real property interests only if a holder actually or constructively holds more than five percent of our regularly traded common stock at any time during the five-year period preceding the disposition or, if shorter, during such holder’s holding period for our common stock. Although no assurance may be given, we believe that our common stock will be regularly traded on the OTCBB, which is an established securities market. Prospective investors are urged to consult their tax advisors regarding the United States federal tax consequences of an investment in our common shares if we are or become a USRPHC.

Information Reporting and Backup Withholding

Payment of dividends, and the United States federal income tax withheld with respect thereto, is subject to United States federal information reporting requirements. These information reporting requirements apply regardless of whether such withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides. U.S. backup withholding will generally apply on payment of dividends to a Non-U.S. Holder unless the Non-U.S. Holder provides a Certificate of Foreign Status of Beneficial Owner for United States withholding, Internal Revenue Service Form W-8BEN (or other applicable form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know that the holder is a Non-United States person that is not an exempt recipient.

Payment of the proceeds of a sale of our common stock within the United States or conducted through certain United States — related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the Non-U.S. Holder certifies that it is a Non-U.S. Holder on Internal Revenue Form W-8BEN (or other applicable form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know the holder is a United States person that is not an exempt recipient.

Any amount withheld under the backup withholding rules from a payment made to a Non-U.S. Holder is allowable as a credit against such Non-U.S. Holder’s United States federal income tax, which may entitle the Non-U.S. Holder to a refund, provided that the Non-U.S. Holder timely provides the required information to the Internal Revenue Service. Moreover, certain penalties may be imposed by the Internal Revenue Service on a Non-U.S. Holder who is required to furnish information but does not do so in the proper manner. Non-U.S. Holders are advised to consult their tax advisors regarding the application of the backup withholding rules to their particular circumstances and the availability of a procedure for obtaining an exemption from backup withholding under current Treasury Regulations.

PLAN OF DISTRIBUTION

In accordance with the terms of the placement agency agreement between WR Hambrecht + Co, as placement agent, and us, the placement agent has agreed to use its best efforts to procure potential purchasers for the shares of Class A common stock offered hereby.

The placement agency agreement provides that the obligations of the placement agent are subject to various conditions, principally the declaration of effectiveness by the SEC of the registration statement of which this prospectus forms a part, the absence of any material adverse change in our business, and the receipt of certificates, opinions and letters from us and counsel. The placement agent is not purchasing or selling any of the shares being sold pursuant to this prospectus and they are not required to arrange the purchase or sale of any specific number or dollar amount of shares.

Placement Fees and Concessions

The placement agent proposes to procure potential purchasers to purchase shares of our Class A common stock at the offering price set forth on the cover page of this prospectus, as this price is determined by the OpenIPO process described below, and to certain dealers at this price less a concession not in excess of $         per share. The placement agent may allow, and dealers may re-allow, a concession not to exceed $         per share on sales to other dealers. The placement agent as well as any dealers that participate in the distribution of our Class A common stock may be deemed to be underwriters within the meaning of the Securities Act, and any discount, commission or concession received by them and any provided by the sale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act.

The following table shows the per share and total placement agent fee (rounded to the nearest cent for the purposes of this table) to be paid to the placement agent by us in connection with this offering. The placement agent fee has been determined through negotiations between us and the placement agent, and has been calculated as a percentage of the offering price.

Per Share
Initial public offering price	$
Placement agency fee	$
Proceeds, before expenses, to us	$

We estimate that the costs of this offering, exclusive of the placement agent fee, will be approximately $        . These fees and expenses are payable entirely by us. An electronic prospectus is available on the website maintained by WR Hambrecht + Co and may also be made available on websites maintained by selected dealers and selling group members participating in this offering.

The OpenIPO Auction Process

The distribution method being used in this offering is known as the OpenIPO auction, which differs from methods traditionally used in public offerings. In particular, as described under the captions “—Determination of Public Offering Price” and “— Allocation of Shares” below, the public offering price and the allocation of shares are determined by an auction conducted by the placement agent and other factors as described below. All qualified individual and institutional investors may place bids in an OpenIPO auction and investors submitting valid bids have an equal opportunity to receive an allocation of shares.

The following describes how the placement agent and some selected dealers conduct the auction process and, on our behalf, confirm bids from prospective investors:

Prior to Effectiveness of the Registration Statement

Before the registration statement relating to this offering becomes effective, but after a preliminary prospectus is available, the auction will open and the placement agent and participating dealers will solicit bids from prospective investors through the Internet and by telephone and facsimile. The bids specify the number of shares of our Class A common stock the potential investor proposes to purchase and the price the potential investor is willing to pay for the shares. These bids may be above or below the range set forth on the cover page of the prospectus. The minimum size of any bid is 100 shares. Bidders may submit multiple bids in the auction.

The shares offered by this prospectus may not be sold, nor may offers to buy be accepted, prior to the time that the registration statement filed with the SEC becomes effective. A bid received by the placement agent or a dealer involves no obligation or commitment of any kind prior to the notice of acceptance being sent, which will occur after effectiveness of the registration statement and closing of the auction. Bids can be modified at any time prior to the closing of the auction.

Potential investors may contact the placement agent or dealers through which they submitted their bid to discuss general auction trends or to consult on bidding strategy. The current clearing price is at all times kept confidential and will not be disclosed during the OpenIPO auction to any bidder; however, the placement agent or participating dealers may discuss general auction trends with potential investors. General auction trends may include a general description of the bidding trends or the anticipated timing of the offering. In all cases, any oral information provided with respect to general auction trends by the placement agent or dealer is subject to change. Any general auction trend information that is provided orally by the placement agent or participating dealer is necessarily accurate only as of the time of inquiry and may change significantly prior to the auction closing. Therefore, bidders should not assume that any particular bid will receive an allocation of shares in the auction based on any auction trend information provided to them orally by the placement agent or participating dealer.

Approximately two business days prior to the registration statement being declared effective, prospective investors will receive, by email, telephone or facsimile, a notice indicating the proposed effective date. Potential investors may at any time expressly request that all, or any specific, communications between them and the placement agent and participating dealers be made by specific means of communication, including email, telephone and facsimile. The placement agent and participating dealers will contact the potential investors in the manner they request.

Effectiveness of the Registration Statement

After the registration statement relating to this offering has become effective, potential investors who have submitted bids to the placement agent or a dealer will be contacted by email, telephone or facsimile. Potential investors will be advised that the registration statement has been declared effective and that the auction may close in as little as one hour following effectiveness. Bids will continue to be accepted in the time period after the registration statement is declared effective but before the auction closes. Bidders may also withdraw their bids in the time period following effectiveness, including after the closing of the auction but before the notice of acceptance of their bid is sent.

Reconfirmation of Bids

The placement agent will require that bidders reconfirm the bids that they have submitted in the offering if any of the following events occur:

•	more than 15 business days have elapsed since the bidder submitted its bid in the offering; or

•	there is a material change in the prospectus that requires that the placement agent and we convey the material change to bidders in the offering and file an amended registration statement.

If a reconfirmation of bids is required, the placement agent will send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them that they must reconfirm their bids by contacting the placement agent or participating dealers with which they have their brokerage accounts. Bidders will have a minimum of four hours to reconfirm their bids from the time they receive the notice requesting reconfirmation. Bidders will have the ability to modify or reconfirm their bids at any time until the auction closes. If bidders do not reconfirm their bids before the auction is closed (which will be no sooner than four hours after the request for reconfirmation is sent), we and the placement agent will disregard their bids in the auction, and they will be deemed to have been withdrawn. If appropriate, the placement agent may include the request for reconfirmation in a notice of effectiveness of the registration statement.

Changes in the Price Range or Offering Size Before the Auction is Closed

Based on the auction demand, we and the placement agent may elect to change the price range or the number of shares being sold in the offering either before or after the SEC declares the registration statement effective. If we and the placement agent elect to change the price range or the offering size after effectiveness of the registration statement, the placement agent will keep the auction open for at least one hour after notifying bidders of the new auction terms. If the change in price range or offering size is not otherwise material to this offering, we and the placement agent or participating dealers will:

•	provide notice on the WR Hambrecht + Co website of the revised price range or number of shares to be sold in this offering, as the case may be;

•	if appropriate, issue a press release announcing the revised price range or number of shares to be sold in this offering, as the case may be; and

•

send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them of the revised price range or number of shares to be sold in this offering, as the case may be.

In these situations, the placement agent could accept an investor’s bid after the SEC declares the registration statement effective without requiring a bidder to reconfirm. However, the placement agent may decide at any time to require potential investors to reconfirm their bids, and if they fail to do so, their unconfirmed bids will be invalid.

In the event that the changes to the price range or the offering size constitute material changes, alone or in the aggregate, to the previously provided disclosure, the placement agent and participating dealers will reconfirm all bids that have been submitted in the auction after notifying bidders of the new auction terms. In the event that there is a material change to the price range or the offering size after effectiveness of the registration statement, we will file a post-effective amendment to the registration statement containing the new auction terms prior to accepting any offers. We will generally not consider any increase or decrease in the price range or offering size to be material unless such increase or decrease represents more than a 20% change in the maximum aggregate offering price of the shares.

Changes in the Price Range or Offering Size After the Auction is Closed and Pricing Outside the Price Range

If we determine after the auction is closed that the initial public offering price will be above or below the stated price range in the auction but that it will not result in any material change to the previously provided disclosure, the placement agent and participating dealers may accept all successful bids without reconfirmation. Similarly, if after effectiveness of the registration statement and the auction is closed the number of shares sold in the offering is increased or decreased in a manner that is not otherwise material to this offering, the placement agent and participating dealers may accept all successful bids without reconfirmation. In this situation the placement agent and participating dealers will communicate the final price and size of the offering in the notice of acceptance that is sent to successful bidders.

If we determine, after the auction is closed, that the initial public offering price will be outside of the price range or we elect to change the size of the offering, and the public offering price and/or change in the offering size, alone or in the aggregate, constitute material changes to the previously provided disclosure, then we may convey the final price and offering size to all bidders in the auction, file a post-effective amendment to the registration statement with the final price and offering size, reconfirm all bids and accept offers after the post-effective amendment has been declared effective by the SEC. In the alternative, we may re-open the auction pursuant to the following procedures:

•	WR Hambrecht + Co will provide notice on the WR Hambrecht + Co OpenIPO website that the auction has re-opened with a revised price range or offering size, as the case may be;

•	we and the placement agent and participating dealers will issue a press release announcing the new auction terms;

•

the placement agent and participating dealers will send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them that the auction has re-opened with a revised price range or offering size, as the case may be;

•	the placement agent and participating dealers will reconfirm all bids in the auction; and

•

we will file a post-effective amendment to the registration statement containing the new auction terms and have the post-effective amendment declared effective prior to the acceptance of any offers by the placement agent or participating dealers.

We will generally not consider any increase or decrease in the initial public offering price or offering size to be material unless such increase or decrease represents more than a 20% change in the maximum aggregate offering price of the shares.

Closing of the Auction and Pricing

The auction will close and a public offering price will be determined after the registration statement becomes effective at a time agreed to by us and WR Hambrecht + Co, which we anticipate will be after the close of trading on the OTCBB on the same day on which the registration statement is declared effective. The auction may close in as little as one hour following effectiveness of the registration statement. However, the date and time at which the auction will close and a public offering price will be determined cannot currently be predicted and will be determined by us and WR Hambrecht + Co based on general market conditions during the period after the registration statement is declared effective. If we are unable to close the auction, determine a public offering price and file a final prospectus with the SEC within 15 days after the registration statement is initially declared effective, we will be required to file with the SEC and have declared effective a post effective amendment to the registration statement before the auction may be closed and before any bids may be accepted.

Once a potential investor submits a bid, the bid remains valid unless subsequently withdrawn by the potential investor. Potential investors are able to withdraw their bids at any time before the notice of acceptance is sent by notifying the placement agent or a participating dealer through which they submitted their bids. The auction website will not permit modification or cancellation of bids after the auction closes. Therefore, if a potential investor that bid through the Internet wishes to cancel a bid after the auction closes, the investor may have to contact the placement agent through which they submitted their bid (or the participating dealer through which the investor submitted the bid) by telephone, facsimile or email (or as specified by the placement agent or participating dealer through which the bidder submitted the bid).

Following the closing of the auction, the placement agent determines the highest price at which all of the shares offered may be sold to potential investors. This price, which is called the “clearing price,” is determined based on the results of all valid bids at the time the auction is closed. The clearing price is not necessarily the public offering price, which is set as described in “Determination of Public Offering Price” below. The public offering price determines the allocation of shares to potential investors, with all valid bids submitted at or above the public offering price receiving a pro rata portion of the shares bid for.

You will have the ability to withdraw your bid at any time until the notice of acceptance is sent. The placement agent will notify successful bidders that the selling stockholders have accepted their bids by sending a notice of acceptance after the auction closes and a public offering price has been determined, and bidders who submitted successful bids will be obligated to purchase the shares allocated to them regardless of (1) whether such bidders are aware that the registration statement has been declared effective and that the auction has closed or (2) whether they are aware that the notice of acceptance of that bid has been sent. The placement agent will not cancel or reject a valid bid after the notices of acceptance have been sent.

Once the auction closes and a clearing price is set as described below, a placement agent or a participating dealer accepts on our behalf the bids that are at or above the public offering price, but may allocate to a prospective investor fewer shares than the number included in the investors bid, as described in “— Allocation of Shares” below.

Determination of Initial Public Offering Price

The public offering price for this offering is ultimately determined by negotiation between the placement agent and the selling stockholders after the auction closes and does not necessarily bear any direct relationship to our assets, current earnings or book value or to any other established criteria of value, although these factors are considered in establishing the initial public offering price. Prior to this offering, there has been no public market for our common stock. The principal factor in establishing the public offering price is the clearing price resulting from the auction, although other factors are considered as described below. The clearing price is used by the placement agent and the selling stockholders as the principal benchmark, among other considerations described below, in determining the public offering price for the Class A common stock that will be sold in this offering.

The clearing price is the highest price at which all of the shares offered may be sold to potential investors, based on the valid bids at the time the auction is closed. Based on the auction results, we may elect to change the number of shares sold in the offering. Depending on the public offering price and the amount of the increase or decrease, an increase or decrease in the number of shares to be sold in the offering could affect the clearing price and result in either more or less dilution to potential investors in this offering.

Depending on the outcome of negotiations between the placement agent and the selling stockholders, the public offering price may be lower, but will not be higher, than the clearing price. The bids received in the auction and the resulting clearing price are the principal factors used to determine the public offering price of the Class A common stock that will be sold in this offering. The public offering price may be lower than the clearing price depending on a number of additional factors, including general market trends or conditions, the placement agent’s assessment of our management, operating results, capital structure and business potential and the demand and price of similar securities of comparable companies. The placement agent and the selling stockholders may also agree to a public offering price that is lower than the clearing price in order to facilitate a wider distribution of the Class A common stock to be sold in this offering. For example, the placement agent and the selling stockholders may elect to lower the public offering price to include certain institutional or retail bidders in this offering. The placement agent and we may also lower the public offering price to create a more stable post-offering trading price for our shares.

The public offering price always determines the allocation of shares to potential investors. Therefore, if the public offering price is below the clearing price, all valid bids that are at or above the public offering price receive a pro rata portion of the shares bid for. If sufficient bids are not received, or if the selling stockholders do not consider the clearing price to be adequate, or if the placement agent and the selling stockholders are not able to reach agreement on the public offering price, then the placement agent and we will either postpone or cancel this offering. Alternatively, we may file with the SEC a post-effective amendment to the registration statement in order to conduct a new auction.

The following simplified example illustrates how the public offering price is determined through the auction process:

Selling stockholders offer to sell 1,500 shares in a public offering of shares of Company X through the auction process. The placement agent, on behalf of the selling stockholders, receive five bids to purchase, all of which are kept confidential until the auction closes.

The first bid is to pay $10.00 per share for 1,000 shares. The second bid is to pay $9.00 per share for 100 shares. The third bid is to pay $8.00 per share for 900 shares. The fourth bid is to pay $7.00 per share for 400 shares. The fifth bid is to pay $6.00 per share for 800 shares.

Assuming that none of these bids are withdrawn or modified before the auction closes, and assuming that no additional bids are received, the clearing price used to determine the public offering price would be $8.00 per share, which is the highest price at which all 1,500 shares offered may be sold to potential investors who have submitted valid bids. However, the shares may be sold at a price below $8.00 per share based on negotiations between the selling stockholders and the placement agent.

If the public offering price is the same as the $8.00 per share clearing price, the placement agent would accept bids on behalf of the selling stockholders at or above $8.00 per share. Because 2,000 shares were bid for at or above the clearing price, each of the three potential investors who bid $8.00 per share or more would receive approximately 75% (1,500 divided by 2,000) of the shares for which bids were made. The two potential investors whose bids were below $8.00 per share would not receive any shares in this example.

If the public offering price is $7.00 per share, the placement agent would accept bids on behalf of the selling stockholders that were made at or above $7.00 per share. No bids made at a price of less than $7.00 per share would be accepted. The four potential investors with the highest bids would receive a pro rata portion of the 1,500 shares offered, based on the 2,400 shares they requested, or 62.5% (1,500 divided by 2,400) of the shares for which bids were made. The potential investor with the lowest bid would not receive any shares in this example.

As described in “— Allocation of Shares” below, because bids that are reduced on a pro rata basis may be rounded down to round lots, a potential investor may be allocated less than the pro rata percentage of the shares bid for. Thus, if the pro rata percentage was 75%, the potential investor who bids for 200 shares may receive a pro rata allocation of 100 shares (50% of the shares bid for), rather than receiving a pro rata allocation of 150 shares (75% of the shares bid for).

The following table illustrates the example described above, after rounding down any bids to the nearest round lot in accordance with the allocation rules described below and assuming that the initial public offering price is set at $8.00 per share. The table also assumes that these bids are the final bids, and that they reflect any modifications that have been made to reflect any prior changes to the offering range, and to avoid the issuance of fractional shares.

	Bid Information Initial Public Offering of Company X			Auction Results
	Shares Requested	Cumulative Shares Requested	Bid Price	Shares Allocated	Approximate Allocated Requested Shares	Clearing Price	Amount Raised
	1,000	1,000	$10.00	700	75.0%	$8.00	$5,600
	100	1,100	$9.00	100	75.0%	$8.00	$800
Clearing Price	900	2,000	$8.00	700	75.0%	$8.00	$5,600
	400	2,400	$7.00	0	0%	—	—

	800	3,200	$6.00	0	0%	—	—

Total				1,500			$12,000

Allocation of Shares

Bidders receiving a pro rata portion of the shares they bid for generally receive an allocation of shares on a round-lot basis, rounded to multiples of 100 or 1,000 shares, depending on the size of the bid. No bids are rounded to a round lot higher than the original bid size. Because bids may be rounded down to round lots in multiples of 100 or 1,000 shares, some bidders may receive allocations of shares that reflect a greater percentage decrease in their original bid than the average pro rata decrease. Thus, for example, if a bidder has submitted a bid for 200 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of 100 shares (a 50% decrease from 200 shares) rather than receiving an allocation of 140 shares (a 30% decrease from 200 shares). In addition, some bidders may receive allocations of shares that reflect a lesser percentage decrease in their original bid than the average pro rata decrease. For example, if a bidder has submitted a bid for 100 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of all 100 shares to avoid having the bid rounded down to zero.

Generally the allocation of shares in this offering will be determined in the following manner, continuing the first example above:

•	Any bid with a price below the public offering price is allocated no shares.

•

The pro rata percentage is determined by dividing the number of shares offered by the total number of shares bid at or above the public offering price. In our example, if there are 2,000 shares bid for at or above the public offering price, and 1,500 shares offered in the offering, then the pro rata percentage is 75%.

•

All of the successful bids are then multiplied by the pro rata percentage to determine the allocations before rounding. For example, the three winning bids for 1,000 shares (Bid 1), 100 shares (Bid 2) and 900 shares (Bid 3) would initially be allocated 750 shares, 75 shares and 675 shares, respectively, based on the pro rata percentage.

•	The bids are then rounded down to the nearest 100 share round lot, so the bids would be rounded to 700, 0 and 600 shares respectively. This creates a stub of 200 unallocated shares.

•

The 200 stub shares are then allocated to the bids. Continuing the example above, because Bid 2 for 100 shares was rounded down to 0 shares, 100 of the stub shares would be allocated to Bid 2. If there were not sufficient stub shares to allocate at least 100 shares to Bid 2, Bid 2 would not receive any shares in the offering. After allocation of these shares, 100 unallocated stub shares would remain.

•

Because Bid 3 for 900 shares was reduced, as a result of rounding, by more total shares than Bid 1 for 1,000 shares, Bid 3 would then be allocated the remaining 100 stub shares up to the nearest 100 round lot (from 600 shares to 700 shares).

If there are not sufficient remaining stub shares to enable a bid to be rounded up to a round lot of 100 shares the remaining unallocated stub shares would be allocated to smaller orders that are below their bid amounts. The table below illustrates the allocations in the example above.

	Initial Bid	Pro-Rata Allocation (75% of Initial Bid)	Initial Rounding	Allocation of Stub Shares	Final Allocation
Bid 1	1,000	750	700	0	700
Bid 2	100	75	0	100	100

Bid 3	900	675	600	100	700

Total	2,000	1,500	1,300	200	1,500

Requirements for Valid Bids

In order to participate in an OpenIPO offering, all bidders must have an account with WR Hambrecht + Co or one of the participating dealers. Valid bids are those that meet the requirements, including eligibility, account status and size, established by the placement agent or participating dealers. In order to open a brokerage account with WR Hambrecht + Co, a potential investor must deposit $2,000 in their accounts. This brokerage account will be a general account subject to WR Hambrecht + Co’s customary rules, and will not be limited to this offering. Bidders will be required to have sufficient funds in their account to pay for the shares they are allocated in the auction at the closing of the offering, which is generally on the third business day following the pricing of the offering. The placement agent reserves the right, in its sole discretion and on our behalf, to reject or reduce any bids that they deem manipulative or disruptive or not creditworthy in order to facilitate the orderly completion of the offering. For example, in previous transactions for other issuers in which the auction process was used, WR Hambrecht + Co has rejected or reduced bids when, in its sole discretion, it deems the bids not creditworthy or had reason to question the bidder’s intent or means to fund its bid. In the absence of other information, we and the placement agent or participating dealer may assess a bidder’s creditworthiness based solely on the bidder’s history with the placement agent or participating dealer. WR Hambrecht + Co has also rejected or reduced bids in past OpenIPO offerings that it deemed, in its sole discretion, to be potentially manipulative or disruptive or because the bidder had a history of alleged securities law violations. Suitability and eligibility standards of participating dealers may vary. As a result of these varying requirements, a bidder may have its bid rejected by the placement agent or a participating dealer while another bidder’s identical bid is accepted.

The Closing of the Auction and Allocation of Shares

The auction will close on a date and at a time estimated and publicly disclosed in advance by the placement agent on the website of WR Hambrecht + Co at www.wrhambrecht.com and www.openipo.com. The auction may close in as little as one hour following effectiveness of the registration statement. The 6,405,747 shares of our Class A common stock offered by this prospectus will be sold to investors who have submitted valid bids at or higher than the public offering price through the placement agent or participating dealers.

The placement agent or a participating dealer will notify successful bidders that we have accepted their bid by sending a notice of acceptance by email, telephone, facsimile or mail (according to any preference indicated by a bidder) informing bidders that the auction has closed and that their bids have been accepted. The notice will indicate the price and number of shares that have been allocated to the successful bidder. Other bidders will be notified that their bids have not been accepted.

Each participating dealer has agreed with the placement agent to conduct its solicitation efforts in accordance with the auction process described above, unless the placement agent otherwise consents. The placement agent does not intend to consent to the sale of any shares in this offering outside of the auction process. The placement agent reserves the right, in their sole discretion, to reject or reduce any bids that they deem manipulative or disruptive in order to facilitate the orderly completion of this offering, and they reserve the right, in exceptional circumstances, to alter this method of allocation as they deem necessary to ensure a fair and orderly distribution of the shares of our Class A common stock. For example, large orders may be reduced to ensure a public distribution and bids may be rejected or reduced based on eligibility or creditworthiness criteria. Once the placement agent has closed the auction and we have accepted a bid, the allocation of shares sold in this offering will be made according to the process described in “— Allocation of Shares” above, and no shares sold in this offering will be allocated on a preferential basis or outside of the allocation rules to any institutional or retail bidders. In addition, the placement agent or the participating dealers may reject or reduce a bid by a prospective investor who has engaged in practices that could have a manipulative, disruptive or otherwise adverse effect on this offering.

Investors who receive notice of acceptance of their bids must make payment for the applicable number of shares by the close of business on the third business day (the “closing date”) following notice of acceptance of their bids. We will have the option to cancel any bids that are not funded by the close of business on the closing date without any obligation to the bidder and may reallocate the unpaid for shares to other successful bidders on a case by case basis or determine not to issue all or any portion of the unpaid for shares.

The placement agent and dealers participating in the selling group may submit firm bids that reflect indications of interest from their customers that they have received at prices within the initial public offering price range. Some participating dealers or the placement agent may also manage bids on behalf of their bidding customers. In these cases, the dealer submitting the bid is treated as the bidder for the purposes of determining the clearing price and allocation of shares.

Price and volume volatility in the market for our Class A common stock may result from the somewhat unique nature of the proposed plan of distribution. Price and volume volatility in the market for our Class A common stock after the completion of this offering may adversely affect the market price of our Class A common stock.

Short Sales, Stabilizing Transactions and Penalty Bids

In connection with this offering, the placement agent may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Any short sales made by the placement agent would be naked short sales. “Naked” short sales are any sales made by the placement agent that the placement agent cannot cover through exercise of any option. The placement agent must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the placement agent is concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of our Class A common stock made by the placement agent in the open market for the purpose of pegging, fixing or maintaining the price of our Class A common stock.

These activities by the placement agent may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, the placement agent may discontinue them at any time. These transactions may be effected on the OTC Bulletin Board, in the over-the-counter market or otherwise.

Indemnity

The placement agency agreement, to be filed as Exhibit 1.1 to the registration statement of which this prospectus forms a part, provides that we and the placement agent have agreed to indemnify each other against specified liabilities, including liabilities under the Securities Act, and contribute to payments that each other may be required to make relating to these liabilities.

LEGAL MATTERS

The validity of the securities offered in this prospectus is being passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Morrison & Foerster LLP, San Francisco, California, is acting as counsel for the placement agent in this offering.

EXPERTS

Grant Thornton LLP, independent registered public accounting firm, has audited our consolidated financial statements as of December 31, 2009 and 2010, and for each of the three years in the period ended December 31, 2010, as set forth in their report. We have included our consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on Grant Thornton LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our Class A common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our capital stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement. In addition, upon the consummation of this offering, we will file annually, quarterly, and current reports, proxy statements and other information with the SEC to the extent we are required to do so under the Exchange Act. We do not anticipate sending an annual report to stockholders unless we are required to do so under the SEC’s proxy rules or regulations. You may obtain copies of this information by mail from the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers that file electronically with the SEC. The address of that website is www.sec.gov.

APPLIED MEDICAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Applied Medical Corporation

We have audited the accompanying consolidated balance sheets of Applied Medical Corporation (a Delaware corporation) (the “Company”) as of December 31, 2009 and 2010, and the related consolidated statements of income, redeemable convertible preferred stock and stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Applied Medical Corporation as of December 31, 2009 and 2010 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Irvine, California

November 14, 2011

APPLIED MEDICAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share information)

	December 31,		June 30, 2011
	2009	2010
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$35,092	$52,789	$60,521
Short-term investments	931	—	—
Restricted cash	2,250	—	—
Accounts receivable, net of allowance for doubtful accounts of $134, $385 and $364 at December 31, 2009 and 2010 and June 30, 2011, respectively	22,275	29,135	34,764
Inventories	12,656	14,829	22,790
Deferred tax assets	6,066	7,372	7,369
Other current assets	5,849	5,115	6,450

Total current assets	85,119	109,240	131,894
Property, plant and equipment, net	97,322	122,583	136,115
Other non-current assets	2,184	3,829	3,301

Total assets	$184,625	$235,652	$271,310

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity
Current liabilities:
Accounts payable	$5,712	$5,575	$7,040
Accrued payroll and related benefits	12,223	17,374	17,316
Short-term borrowings and current portion of long-term debt	26,492	9,738	5,055
Other current liabilities	11,553	12,734	13,166

Total current liabilities	55,980	45,421	42,577
Long-term debt, less current portion	21,140	46,053	47,796
Other non-current liabilities	9,518	15,857	20,441

Total liabilities	86,638	107,331	110,814

Commitments and contingencies
Redeemable convertible preferred stock, no par value — 9,257,557 shares authorized, 7,024,998 shares issued and outstanding at December 31, 2009; $0.001 par value — 7,009,998 shares authorized, 7,009,369 and 6,995,969 shares issued and outstanding at December 31, 2010 and June 30, 2011, respectively; liquidation preference of $25,395 at June 30, 2011	14,142	14,118	14,106
Stockholders’ equity:
Class A common stock, $0.001 par value—25,000,000 shares authorized, none issued and outstanding at December 31, 2009 and 2010 and June 30, 2011	—	—	—
Class B common stock, no par value — 25,000,000 shares authorized, 9,421,391 shares issued and outstanding at December 31, 2009; $0.001 par value — 25,000,000 shares authorized, 10,212,293 and 10,446,322 shares issued and outstanding at December 31, 2010 and June 30, 2011, respectively	15,495	10	10
Treasury stock, 748 and 1,940 shares of Class B common stock at December 31, 2010 and June 30, 2011, respectively	—	(15)	(42)
Additional paid-in capital	—	24,387	27,128
Retained earnings	66,642	87,433	113,165
Accumulated other comprehensive income	1,708	2,388	6,129

Total stockholders’ equity	83,845	114,203	146,390

Total liabilities, redeemable convertible preferred stock and stockholders’ equity	$184,625	$235,652	$271,310

The accompanying notes are an integral part of these consolidated financial statements.

APPLIED MEDICAL CORPORATION

CONSOLIDATED INCOME STATEMENTS

(In thousands, except per share information)

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(Unaudited)
Revenues:
Product revenue	$177,252	$221,564	$271,810	$125,230	$159,991
Royalties and licensing revenue	9,505	10,181	10,365	5,150	6,859

Total revenues	186,757	231,745	282,175	130,380	166,850
Cost of revenues	43,024	47,505	55,041	25,613	32,139

Gross profit	143,733	184,240	227,134	104,767	134,711

Operating expenses:
Selling, general and administrative	103,007	111,843	156,781	77,437	76,044
Research and development	26,133	30,551	38,308	17,336	21,975

Total operating expenses	129,140	142,394	195,089	94,773	98,019

Operating income	14,593	41,846	32,045	9,994	36,692

Other (expense) income:
Interest income	734	425	982	381	617
Interest expense	(4,270)	(2,951)	(2,358)	(1,262)	(1,109)
Other income	67	32	25	17	—

Other expense, net	(3,469)	(2,494)	(1,351)	(864)	(492)

Income before provision for income taxes	11,124	39,352	30,694	9,130	36,200
Provision for income taxes	2,168	11,596	9,809	3,166	10,279

Net income	$8,956	$27,756	$20,885	$5,964	$25,921

Net income attributable to common stockholders	$3,763	$14,982	$11,667	$3,103	$15,853

Net income per share:
Basic	$0.37	$1.61	$1.19	$0.32	$1.37

Diluted	$0.37	$1.61	$1.18	$0.32	$1.32

Weighted-average number of common shares:
Basic	10,145	9,308	9,785	9,640	11,611

Diluted	10,155	9,308	9,901	9,760	12,021

Pro forma net income per share:
Basic			$1.24		$1.39

Diluted			$1.23		$1.36

Pro forma weighted-average number of common shares:
Basic			16,802		18,620

Diluted			16,918		19,030

The accompanying notes are an integral part of these consolidated financial statements.

APPLIED MEDICAL CORPORATION

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK

AND STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

AND FOR THE SIX MONTHS ENDED JUNE 30, 2011 (UNAUDITED)

(In thousands)

			Stockholders’ Equity
	Redeemable Convertible Preferred Stock		Class B Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance — December 31, 2007	8,905	$18,266	10,044	$9,993	—	$—	$—	$36,383	$511	$46,887
Issuance of common stock upon exercise of stock options	—	—	171	1,160	—	—	—	—	—	1,160
Issuance of common stock for cash and services	—	—	6	52	—	—	—	—	—	52
Share-based compensation on stock options and restricted stock awards	—	—	—	1,850	—	—	—	—	—	1,850
Interest on stock option loans	—	—	—	6	—	—	—	—	—	6
Collections of notes receivable from stockholders	—	—	2	843	—	—	—	—	—	843
Repurchase and retirement of common stock	—	—	(119)	(665)	—	—	—	—	—	(665)
Modification, repurchase and retirement of restricted stock issued in exchange for notes receivable	—	—	(715)	—	—	—	—	—	—	—
Comprehensive income:
Net income	—	—	—	—	—	—	—	8,956	—	8,956
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(1,241)	(1,241)

Total comprehensive income, net of tax										7,715

Balance — December 31, 2008	8,905	18,266	9,389	13,239	—	—	—	45,339	(730)	57,848
Issuance of common stock upon exercise of stock options	—	—	284	1,734	—	—	—	—	—	1,734
Share-based compensation on stock options	—	—	—	1,717	—	—	—	—	—	1,717
Collections of notes receivable from stockholders	—	—	10	47	—	—	—	—	—	47
Repurchase and retirement of common stock	—	—	(262)	(1,250)	—	—	—	—	—	(1,250)
Repurchase and retirement of preferred stock	(1,880)	(4,124)	—	—	—	—	—	(6,453)	—	(6,453)
Interest on stock option loans	—	—	—	8	—	—	—	—	—	8
Comprehensive income:
Net income	—	—	—	—	—	—	—	27,756	—	27,756
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	2,438	2,438

Total comprehensive income, net of tax										30,194

Balance — December 31, 2009	7,025	$14,142	9,421	$15,495	—	$—	$—	$66,642	$1,708	$83,845

The accompanying notes are an integral part of these consolidated financial statements.

APPLIED MEDICAL CORPORATION

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK

AND STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

AND FOR THE SIX MONTHS ENDED JUNE 30, 2011 (UNAUDITED) — CONTINUED

(In thousands)

			Stockholders’ Equity
	Redeemable Convertible Preferred Stock		Class B Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance — December 31, 2009	7,025	$14,142	9,421	$15,495	—	$—	$—	$66,642	$1,708	$83,845
Reclassification for change in state of incorporation	—	—	—	(15,486)	—	—	15,486	—	—	—
Issuance of common stock upon exercise of stock options and vesting of restricted stock	—	—	1,150	1	—	—	5,429	—	—	5,430
Share-based compensation on stock options and restricted stock awards	—	—	—	—	—	—	6,053	—	—	6,053
Collections of notes receivable from stockholders	—	—	13	—	—	—	90	—	—	90
Purchase of treasury stock	—	—	—	—	(1)	(15)	—	—	—	(15)
Repurchase and retirement of common stock	—	—	(372)	—	—	—	(2,681)	—	—	(2,681)
Repurchase and retirement of preferred stock	(16)	(24)	—	—	—	—	—	(94)	—	(94)
Interest on stock option loans	—	—	—	—	—	—	10	—	—	10
Comprehensive income:
Net income	—	—	—	—	—	—	—	20,885	—	20,885
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	680	680

Total comprehensive income, net of tax										21,565

Balance — December 31, 2010	7,009	14,118	10,212	10	(1)	(15)	24,387	87,433	2,388	114,203
Issuance of common stock upon exercise of stock options and vesting of restricted stock*	—	—	234	—	—	—	634	—	—	634
Share-based compensation on stock options and restricted stock awards*	—	—	—	—	—	—	1,057	—	—	1,057
Collections of notes receivable from stockholders*	—	—	—	—	—	—	968	—	—	968
Purchase of treasury stock*	—	—	—	—	(1)	(27)	—	—	—	(27)
Repurchase and retirement of preferred stock*	(13)	(12)	—	—	—	—	—	(189)	—	(189)
Interest on stock option loans*	—	—	—	—	—	—	82	—	—	82
Comprehensive income:
Net income*	—	—	—	—	—	—	—	25,921	—	25,921
Foreign currency translation adjustment*	—	—	—	—	—	—	—	—	3,741	3,741

Total comprehensive income, net of tax*										29,662

Balance — June 30, 2011*	6,996	$14,106	10,446	$10	(2)	$(42)	$27,128	$113,165	$6,129	$146,390

* Unaudited

The accompanying notes are an integral part of these consolidated financial statements.

APPLIED MEDICAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(Unaudited)
Cash flows from operating activities:
Net income	$8,956	$27,756	$20,885	$5,964	$25,921
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	12,356	11,678	12,572	5,865	6,747
Provision for doubtful accounts	56	52	269	146	27
Provision for excess and obsolete inventory	706	588	569	317	184
Provision for warranty costs	242	248	382	78	601
Loss (gain) on property, plant and equipment	539	573	2,821	1,070	(7)
Loss on purchase of leased asset	—	—	4,850	—	—
Loss (gain) on derivative instruments	350	(592)	—	—	—
Deferred income tax benefit	(26)	(2,121)	(2,230)	—	—
Stock-based compensation	1,850	1,717	6,053	3,578	1,057
Excess tax benefits from share-based payments	—	—	—	—	(48)
Other non-cash items	235	198	(7)	(6)	2
Changes in operating assets and liabilities:
Accounts receivable	(5,121)	(4,147)	(6,958)	(168)	(5,303)
Inventories	178	(630)	(2,683)	(1,436)	(7,875)
Other current assets	(2,725)	1,909	737	1,453	(629)
Accounts payable	(1,261)	576	643	(1,527)	1,277
Accrued payroll and related benefits	2,925	1,302	5,125	4,626	(462)
Other current liabilities	(3,822)	758	829	1,856	(383)
Other non-current liabilities	2,844	5,639	6,631	2,013	3,847

Net cash provided by operating activities	18,282	45,504	50,488	23,829	24,956

Cash flows from investing activities:
Purchases of property, plant and equipment	(8,018)	(12,625)	(46,643)	(11,315)	(20,006)
Proceeds from sales of property, plant and equipment	48	33	16	13	8
Proceeds from short-term investments	—	—	854	—	—
Purchases of short-term investments	(615)	(32)	—	(3,107)	—
Issuance of notes receivable to employees and stockholders	(76)	(76)	(447)	(56)	(126)
Collections on notes receivable from employees and stockholders	56	117	108	42	98
(Increase) decrease in restricted cash	(16)	(401)	1,785	2,343	—

Net cash used in investing activities	(8,621)	(12,984)	(44,327)	(12,080)	(20,026)

Cash flows from financing activities:
Proceeds from exercise of stock options	1,212	1,734	5,607	2,281	1,348
Repurchases of common stock	(665)	(1,250)	(2,681)	(2,680)	—
Repurchases of preferred stock	—	(10,577)	(118)	(109)	(201)
Purchases of treasury stock	—	—	(15)	—	(27)
Interest on notes receivable from stockholders	6	8	10	3	82
Collections on notes receivable from stockholders	843	47	90	10	986
Proceeds from short-term borrowings	—	—	7,957	—	—
Proceeds from long-term debt	—	—	31,271	12,936	4,425
Repayments on short-term borrowings	—	—	(2,957)	—	(5,000)
Repayments on long-term debt	(5,425)	(14,936)	(27,763)	(25,768)	(2,377)
Excess tax benefits from share-based payments	—	—	—	—	48
Debt issuance costs paid	—	—	(409)	(231)	(43)

Net cash (used in) provided by financing activities	(4,029)	(24,974)	10,992	(13,558)	(759)

Effects of exchange rate changes on cash	(1,120)	2,162	544	(2,403)	3,561

Net increase (decrease) in cash and cash equivalents	4,512	9,708	17,697	(4,212)	7,732
Cash and cash equivalents at beginning of period	20,872	25,384	35,092	35,092	52,789

Cash and cash equivalents at end of period	$25,384	$35,092	$52,789	$30,880	$60,521

Supplemental disclosure of cash flow information:
Cash paid for interest, net of capitalized interest	$3,963	$3,574	$2,262	$1,279	$1,047

Net cash paid for income taxes	$6,128	$10,638	$11,712	$821	$9,628

Non-cash investing and financing activities:
Accrued purchases for property, plant and equipment	$347	$2,303	$1,535	$1,556	$1,672

Exercise of stock options in exchange for notes receivable from stockholders	$—	$—	$7,682	$42	$2,338

The accompanying notes are an integral part of these consolidated financial statements.

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

1.	DESCRIPTION OF BUSINESS

Applied Medical Corporation (the “Company” or “AMC”) is a global medical device company that develops, manufactures and markets medical devices used in surgical procedures in operating rooms and outpatient surgery centers. AMC operates manufacturing, distribution, research and development and administrative facilities in the United States and distribution and administrative facilities in Australia and the Netherlands. The Company sells its products either directly to hospitals and other end users or through distributors in the United States and internationally.

Holding Company Reorganization and Stock Conversion — On August 20, 2010, the Company completed a holding company reorganization. In the reorganization, Applied Medical Resources Corporation, a California corporation, became a wholly-owned subsidiary of AMC, a newly-formed Delaware corporation. Stockholders of Applied Medical Resources Corporation received one share of common stock or preferred stock of AMC for each outstanding share of common stock or preferred stock of Applied Medical Resources Corporation held prior to the reorganization. The certificate of incorporation in Delaware authorized the issuance of 25,000,000 shares of $0.001 par value per share common stock and the issuance of 7,009,998 shares of $0.001 par value per share preferred stock. This reorganization in the State of Delaware is reflected in the consolidated statement of stockholders’ equity as of the beginning of fiscal year 2010. As a result, the Company reclassified $15,486 from common stock to additional-paid-in capital as of January 1, 2010. The Company’s business, operations and management did not change as a result of the holding company reorganization. The certificate of incorporation in Delaware has been subsequently amended as further described in Note 12.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation — The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Applied Medical Resources Corporation, Applied Medical Distribution Corporation, Applied Medical Australia, Pty, Ltd., Applied Medical Europe BV, Applied Medical Distribution Europe BV, Applied Medical UK Ltd., Applied Medical France SAS, Applied Medical Deutschland GmbH and Applied Medical Japan K.K. All intercompany accounts and transactions have been eliminated in consolidation.

Estimates and Assumptions — The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates relate to the accrual for sales returns, the allowance for doubtful accounts, the valuation allowance for deferred tax assets, accrued expenses, the valuation of inventory, the amount of direct labor and interest capitalized related to assets under construction, the valuation of common stock and stock-based awards and the determination of litigation and income tax reserves. The estimation process required to prepare financial statements requires assumptions to be made about future events and conditions and, as such, is inherently subjective and uncertain. Actual results could differ from those estimates.

Unaudited Interim Financial Information — The accompanying consolidated balance sheet as of June 30, 2011, the consolidated income statements and consolidated statements of cash flows for the six months ended June 30, 2010 and 2011 and the consolidated statements of redeemable convertible preferred stock and stockholders’ equity for the six months ended June 30, 2011 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of June 30, 2011 and results of operations and cash flows for the six months ended June 30, 2010 and 2011. The financial data and the other information disclosed in these notes to the consolidated financial statements related to the six month periods are unaudited. The results of the six months ended June 30, 2011 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2011 or for any other interim period or other future period.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and investments with original maturities of less than three months when acquired. The Company maintains its cash and cash equivalents with financial institutions in the United States, Europe and Australia that are of high credit quality. At December 31, 2009 and 2010 and June 30, 2011, the cash deposits in foreign bank accounts (including short-term investments and restricted cash) were $24,372, $40,571 and $48,902 (unaudited), respectively. The Company has not experienced any losses on deposits of cash and cash equivalents at financial institutions.

Short-term investments — Short-term investments at December 31, 2009 consisted of certificates-of-deposit which matured within six months from date of purchase and could have been withdrawn at any time. These investments were carried at cost, which approximated fair value.

Restricted Cash — Restricted cash as of December 31, 2009 consisted principally of a cash deposit provided as collateral in connection with a mortgage note payable. The cash collateral was released in January 2010. Restricted cash as of December 31, 2010 and June 30, 2011 consists principally of cash deposits provided in connection with certain operating leases and as a performance guarantee required by certain customers in Europe. The restricted cash has been classified as a non-current asset in the accompanying consolidated balance sheet at December 31, 2010 and June 30, 2011 since management expects those cash deposits will be required for a period longer than one year.

Accounts Receivable — Accounts receivable consists of amounts due from hospitals, other end users, original equipment manufacturers and distributors. Credit is extended based on an evaluation of the customer’s financial condition and granted on an unsecured basis as collateral is not required. Ongoing credit evaluations of the customers’ financial condition are performed. Estimated provisions for doubtful accounts are recorded to the extent it is probable that a portion or all of a particular account will not be collected. The allowance for doubtful accounts is determined by analyzing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes, current economic trends and changes in customer payment trends or other collection issues. Account balances are charged off against the allowance when management determines that it is probable the receivable will not be recovered. Historical credit losses recognized by the Company have not exceeded management’s estimates.

Inventories — Inventories consist of finished goods, work-in-process, and raw materials including components which are semi-finished goods. Product inventories are stated at the lower of cost or market. Cost is determined using a standard cost method (which approximates first-in, first-out) and includes material, labor and overhead. Management periodically reviews inventory for excess quantities and obsolescence by evaluating quantities on hand, physical condition, technical functionality and anticipated customer demand for current products and new product introductions. Based on these evaluations, inventory is adjusted with a corresponding provision to cost of revenues.

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

Property, Plant and Equipment — Property, plant and equipment is stated at cost less accumulated depreciation. Major renewals and improvements are capitalized while routine maintenance and repairs are expensed as incurred.

Depreciation expense is computed using the straight-line method over the estimated useful lives ranging from 5 to 25 years for buildings and improvements; 3 to 8 years for software; 1 to 7 years for tools, molds and equipment; 3 to 10 years for office furniture and fixtures; and 2 to 5 years for computer equipment. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the remaining lease term. Upon sale or retirement of depreciable assets, the related cost and accumulated depreciation or amortization are removed from the accounts and any gain or loss on the sale or retirement is recognized in income from operations.

Intangible Assets — Intangible assets consist of acquired customer relationships, which are amortized on a straight-line basis over an estimated useful life of 10 years.

Impairment of Long-Lived Assets and Intangible Assets — Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured based on a comparison of the carrying amount of the asset to the undiscounted future cash flows expected to be generated from the asset. If the asset is deemed impaired, the impairment to be recognized is measured by the amount by which the carrying value exceeds the estimated fair value of the asset, which is based on the estimated future discounted cash flows of the asset.

Fair Value Measurements — The authoritative guidance describes a fair value hierarchy based on three levels of input, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

• Level 1 –	Quoted prices in active markets for identical assets or liabilities.

• Level 2 –	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that can be corroborated by observable market data for substantially the full term of the assets or liabilities.

• Level 3 –	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Pursuant to current authoritative guidance, entities are allowed an irrevocable option to elect fair value for the initial and subsequent measurement for specified financial assets and liabilities on a contract-by-contract basis. The Company has not elected the fair value option under this guidance as to specific assets or liabilities.

Treasury Stock — The Company accounts for treasury stock using the cost method and includes treasury stock as a component of stockholders’ equity.

Revenue Recognition — The Company derives revenues from various sources including direct sales to end user hospitals, other direct customers, sales to domestic and international distributors and sales to original equipment manufacturers. Domestic and international distributors will

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

resell the products to end user hospitals and other customers in their assigned territories. Revenue is recognized when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) collectability is reasonably assured. The Company records revenue from product sales when title and risk of ownership have been transferred to the customer, which is typically upon delivery to the customer. When collectability is not reasonably assured, the recognition of revenue is deferred until payment is received as long as the remaining revenue recognition criteria are met.

Customers do not have a general right of return for credit or refund on product sales; however, the Company allows customers to return product upon approval within 30 days from original sale. The Company estimates and accrues for these returns as a reduction of product revenues and accounts receivable based on historical return rates. As of December 31, 2009 and 2010 and June 30, 2011, the Company’s reserve for product returns totaled $389, $461 and $500 (unaudited), respectively.

The Company also sells certain products under an arrangement in which the end user hospitals participate in clinical product evaluations. The terms and conditions for these arrangements provide for customer return provisions which generally range from 30 to 90 days from the initial delivery of the product under evaluation. Due to the nature of the clinical product evaluations, the Company’s level of continuing involvement subsequent to delivery can be significant, and therefore, revenue recognition is deferred on these clinical product evaluations until the evaluation period is complete. Deferred revenue related to evaluation sales was $1,303, $1,366 and $889 (unaudited) as of December 31, 2009 and 2010 and June 30, 2011, respectively, and is included in other current liabilities in the accompanying consolidated balance sheets.

Certain domestic distributors purchase products at specified distributor pricing and then resell the products to end user hospitals which may have separate pricing agreements with the Company or are members of group purchasing organizations (“GPOs”) which have contracts with the Company. In those situations when distributor prices are higher than the end user hospital contracted prices, the Company provides discounts or charge-backs to these distributors for the excess of the distributor prices above the end user hospital prices. The Company estimates and provides allowances for the discounts or charge-backs at the time of sale as a reduction to product revenues and accounts receivable. As of December 31, 2009 and 2010 and June 30, 2011, the Company has accrued charge-backs of $2,706, $4,301 and $4,156 (unaudited), respectively. Based on direct sales and distributor sales made to hospitals which are members of a GPO, the Company is required to pay administrative fees to the GPO with respect to products covered by the GPO agreement. These fees are recorded as a reduction to product revenues and an increase to accrued expenses at the time of sale. As of December 31, 2009 and 2010 and June 30, 2011, the Company has accrued fees to GPOs of $397, $540 and $681 (unaudited), respectively.

The Company receives royalties in connection with licensing arrangements for which it is not able to reasonably estimate when products using the licensed technology are sold by the licensee to an end user. Accordingly, royalty revenue is recognized as cash is received from the licensee. One of these licensing agreements granted a non-exclusive worldwide license to the licensee to manufacture and sell medical devices using the Company’s patented technology through January 31, 2012. Under this arrangement, the Company recorded royalties aggregating $8,497, $9,161, $9,345, $4,640 (unaudited) and $6,348 (unaudited) for the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011, respectively.

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

Shipping and Handling Costs — All shipping and handling costs charged to customers are recorded as product revenue, and the associated freight costs are expensed as incurred and recorded as cost of revenues.

Taxes Collected from Customers and Remitted to Governmental Authorities — Taxes assessed by governmental authorities including sales and value-added taxes are presented on a net basis. Accordingly, these taxes are excluded from product revenue and included as accrued expenses within other current liabilities in the accompanying consolidated balance sheets.

Advertising — Advertising costs are expensed as incurred. These costs are included in selling, general and administrative expenses in the accompanying consolidated income statements. Advertising costs were $161, $34, $148, $66 (unaudited) and $72 (unaudited) during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011, respectively.

Research and Development — Research and development includes personnel costs, material costs, depreciation and amortization on the associated tangible assets and facility costs which are directly related to research and development activities. These costs are expensed as incurred.

Once a product in development is released for sale and distribution, the Company transfers all of the existing engineering finished goods and components into inventory with a zero cost. All costs incurred to manufacture the inventory subsequent to the release date are recorded as inventory and charged to cost of revenues.

Patent Litigation — Patent litigation represents external legal costs incurred to enforce patents held and to defend against patent infringement claims of other parties. Patent litigation costs are expensed as incurred and included in selling, general and administrative expenses in the accompanying consolidated income statements. Patent settlements represent proceeds received in connection with the successful enforcement of the Company’s patents. The Company recorded patent settlements of $614, $468, $363, $212 (unaudited) and $473 (unaudited) during the years ended December 31, 2008, 2009 and 2010 and during the six months ended June 30, 2010 and 2011, respectively. These amounts have been included in selling, general and administrative expenses in the accompanying consolidated income statements.

Product Warranty — A majority of the Company’s products are intended for single use and therefore, require limited product warranty accruals. The Company does not have a specified warranty period for its products; however, it will generally accept defective products which are returned within 60 days. Estimated warranty costs are accrued based primarily on historical warranty claims experience and recorded to cost of revenues at the time products are sold.

A summary of the warranty accrual is as follows:

	Year ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(Unaudited)
Warranty accrual — beginning of year	$30	$170	$215	$215	$101
Provision for warranty costs	242	248	382	78	601
Warranty claims	(102)	(203)	(496)	(207)	(297)

Warranty accrual — end of year	$170	$215	$101	$86	$405

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

Stock-Based Compensation — The Company measures and recognizes compensation expense for all stock-based awards made to officers, employees, consultants and non-employee directors based on estimated fair values on the date of grant. Stock-based awards consist of stock options and restricted stock. Additionally, as further discussed in Note 12, the Company accepts notes receivable as consideration for stock to be issued upon exercise of stock options. Notes receivable from stockholders are accounted for as nonrecourse loans. For accounting purposes, the nonrecourse notes are accounted for as the grant of new stock options. The estimated fair values of the newly-granted stock options are recognized as compensation expense on the issuance date of the nonrecourse note. Stock-based compensation cost is measured at the grant date based on the fair value of the award as determined using an acceptable option-pricing model and is recognized as expense over the requisite service period (vesting period), net of estimated forfeitures. Forfeitures are estimated at the time of grant and revised, in subsequent periods if actual forfeitures differ from those estimates.

The Company uses the Black-Scholes option-pricing model to estimate the value of stock-based compensation expense for all stock options and nonrecourse notes receivable used to exercise stock options. The fair value of restricted stock is based on the estimated fair value of the Company’s stock on the date of grant. Determining the appropriate fair-value model and calculating the fair value of stock-based awards at the grant dates requires considerable judgment, including estimating the risk-free interest rate, expected option term, stock price volatility and dividend yield. Management develops estimates based on historical data and market information, which can change significantly over time. The risk-free interest rate is based on the implied yield on U.S. Treasury notes as of the grant date with a term approximating the expected life of the options. The Company utilizes the average of the contractual term of the options and the weighted average vesting period for all options to calculate the expected option life. The expected stock price volatility is based on historical volatility of similar companies that are public and compete in the medical device industry. The use of this peer data to determine expected volatility will continue until sufficient information regarding volatility of the Company’s share price is available and reliable. The Company has not historically declared dividends and therefore, the estimated annual dividend yield is 0%.

Income Taxes — Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Management evaluates the need to establish a valuation allowance for deferred tax assets based on positive and negative evidence including past operating results, forecasted future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. A valuation allowance to reduce the deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the effective tax rate on future earnings.

The Company records a liability for potential tax assessments based on its estimate of the potential exposure. New tax laws and new interpretations of laws and rulings by tax authorities may affect the liability for potential tax assessments. Due to the subjectivity and complex nature of the underlying issues, actual payments or assessments may differ from estimates. To the extent the Company’s estimates differ from actual payments or assessments, income tax expense is adjusted.

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

The Company applies the accounting guidance for uncertainties in income taxes. This guidance prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, disclosures and transition of uncertain tax positions. For these tax benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company accrues for interest and penalties on uncertain tax positions in its provision for income tax expense.

Foreign Currency Translation — The Company’s foreign subsidiaries utilize the local currency as their functional currency. The accounts of the foreign subsidiaries have been translated into U.S. dollars using the current exchange rate at the balance sheet date for assets and liabilities and rates that approximate the average exchange rate for the period for revenues and expenses. Translation adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive income in stockholders’ equity. Gains and losses resulting from foreign currency transactions are included in selling, general and administrative expenses in the accompanying consolidated income statements. Foreign currency transaction (losses) gains were $(1,432), $(98), $233, $(651) (unaudited) and $695 (unaudited) during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011, respectively.

Comprehensive Income — Comprehensive income includes all changes in equity other than those with stockholders and consists of net income and foreign currency translation adjustments. Foreign currency translation adjustments are generally not adjusted for income taxes as they primarily relate to indefinite investments in foreign subsidiaries. Comprehensive income is reported in the accompanying consolidated statements of stockholders’ equity.

Concentration of Major Customers — The Company is subject to a concentration of credit risk with respect to its accounts receivable, all of which is due from hospitals, other end users, original equipment manufacturers and distributors throughout the U.S. and other countries. Approximately 8%, 10% and 17% (unaudited) of accounts receivable as of December 31, 2009 and 2010 and June 30, 2011, respectively, consists of amounts due from the Company’s largest customer, which is a domestic distributor. This customer, accounted for 11%, 12%, 13%, 14% (unaudited) and 13% (unaudited), of total revenues during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011, respectively. No other individual customer accounted for more than 10% of total revenues. For all periods, this particular distributor takes and fulfills orders from the Company’s direct customers. In the event this distributor is unable to fulfill all orders, the orders would be redirected to other distributors or fulfilled directly by the Company.

Segment Reporting — Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company has one business activity and there are no segment managers who are held accountable for operations. The Company’s chief operating decision making group is comprised of its chief executive officer, the chief financial officer and the presidents of the Company. Accordingly, the Company has a single reportable segment structure. All of the Company’s principal operations and decision-making functions are located in the United States.

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

Net Income Per Share — Basic net income per share is computed by dividing net income attributable to common stockholders for the period by the weighted average number of common shares outstanding during the period. Net income attributable to common stockholders is calculated in conformity with the two-class method required for participating securities. Under the two-class method, companies that have issued securities other than common stock that contractually entitle the holder of such securities to participate in dividends and earnings of the Company are deemed as participating securities. Dividends must be calculated for the participating security on undistributed earnings and are a reduction in the net income attributable to common stockholders. The Company’s series of redeemable convertible preferred stock are participating securities, as they have the right to non-cumulative dividends, should dividends be declared on common stock, and as such the related number of outstanding shares of preferred stock have been excluded from the computation of basic net income per share.

The Company’s shares of common stock subject to repurchase resulting from the early exercise of employee stock options and the shares underlying the nonrecourse notes receivable are also considered participating securities, as they have the right to nonforfeitable dividends, should dividends be declared on the common stock and are therefore included in the basic weighted-average common shares outstanding. The restricted stock issued, whether vested or unvested, has a right to receive or participate in nonforfeitable dividends, as declared by the Company. Accordingly, we have included the unvested restricted stock in the basic weighted-average common shares outstanding.

Diluted net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of common shares outstanding, including potential dilutive common shares assuming the dilutive effect of outstanding stock options using the treasury stock method. The Company does not include potentially dilutive shares in the computation of diluted net income per common share for periods in which the result would be anti-dilutive.

Pro forma basic and diluted net income per share were computed to give effect to the conversion of all the outstanding shares of the Company’s redeemable convertible preferred stock using the as-if converted method into common shares as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later.

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the calculation of basic and diluted net income per share (in thousands, except per share information):

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(Unaudited)
Numerator:
Net income, as reported	$8,956	$27,756	$20,885	$5,964	$25,921
Net income attributable to preferred stockholders	(5,193)	(12,774)	(9,218)	(2,861)	(10,068)

Net income attributable to common stockholders	$3,763	$14,982	$11,667	$3,103	$15,853

Denominator:
Weighted average number of common shares – Basic	10,145	9,308	9,785	9,640	11,611
Options to purchase common stock	10	—	116	120	410

Weighted average number of common shares - Diluted	10,155	9,308	9,901	9,760	12,021

Net income per share:
Basic	$0.37	$1.61	$1.19	$0.32	$1.37

Diluted	$0.37	$1.61	$1.18	$0.32	$1.32

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

Pro Forma Net Income Per Share (unaudited)

A reconciliation of the numerator and denominator used in the calculation of pro forma basic and diluted net income per share follows (in thousands, except per share information):

	Year Ended December 31, 2010	Six Months Ended June 30, 2011
Numerator:
Net income, as reported	$20,885	$25,921

Denominator:
Weighted average number of common shares	9,785	11,611
Weighted average number of preferred shares (if converted)	7,017	7,009

Weighted average number of common shares –Basic (pro forma)	16,802	18,620
Options to purchase common stock	116	410

Weighted average number of common shares – Diluted (pro forma)	16,918	19,030

Pro forma net income per share:
Basic	$1.24	$1.39

Diluted	$1.23	$1.36

The following weighted-average employee stock options were excluded from the calculation of diluted net income per share and pro forma diluted net income per share attributable to common stockholders because their effect would have been anti-dilutive for the periods presented (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(Unaudited)
Employee stock options	3,090	3,791	2,654	2,800	270

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (“ASU No. 09-13”). ASU No. 09-13 modifies the requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered. This update should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company adopted the updated guidance effective January 1, 2011. The Company did not enter into any revenue arrangements subject to this new guidance in the first half of 2011 and, therefore, the implementation of this new guidance did not have an impact on the Company’s consolidated financial statements.

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU No. 10-06”). ASU No. 10-06 expands the interim and annual disclosure requirements of fair value measurements, including the information about transfers in and out of Level 1 and Level 2 fair value measurements and requires additional disclosure regarding purchases, sales, issuances and settlements of Level 3 measurements. Except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which is effective for fiscal years beginning after December 15, 2010, all other disclosures required were adopted by the Company effective January 1, 2010 and did not have a material impact on the Company’s consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU No. 11-04”). ASU No. 11-04 provides a consistent definition of fair value and ensures that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards (“IFRS”). ASU No. 2011-04 changes certain fair value measurement principles and enhances disclosure requirements, particularly for Level 3 fair value measurements. ASU No. 2011-04 is effective for annual periods beginning on or after December 15, 2011, with early adoption permitted, but no earlier than for interim periods beginning after December 15, 2011. The adoption of ASU No. 2011-04 is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU No. 11-05”). ASU No. 11-05 requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. The new standard eliminates the option to present items of other comprehensive income in the statement of changes in equity or in the notes to the financial statements. The new requirements do not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income. The new requirements are effective for interim and annual periods beginning after December 15, 2011, with early adoption permitted. Full retrospective application is required. The adoption of ASU No. 2011-05 will impact the presentation of other comprehensive income in the Company’s consolidated financial statements.

3.	INVENTORIES

Inventories consisted of the following:

	December 31,		June 30, 2011
	2009	2010
			(Unaudited)
Raw materials and components	$5,176	$6,467	$11,436
Work-in-process	2,485	2,312	3,183
Finished goods	4,995	6,050	8,171

	$12,656	$14,829	$22,790

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

4.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	December 31,		June 30, 2011
	2009	2010
			(Unaudited)
Land	$25,803	$30,933	$38,567
Buildings and improvements	52,519	78,148	81,174
Software	4,550	5,406	6,255
Tools, molds and equipment	48,802	57,676	60,841
Leasehold improvements	6,798	133	146
Office furniture and fixtures	6,241	7,713	8,178
Computer equipment	3,728	4,165	4,734
Construction in progress	3,157	2,659	6,882

	151,598	186,833	206,777
Less accumulated depreciation	(54,276)	(64,250)	(70,662)

	$97,322	$122,583	$136,115

Depreciation expense was $12,256, $11,587, $12,447, $5,819 (unaudited) and $6,656 (unaudited) during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011, respectively.

The Company capitalized $121, $191, $244, $115 (unaudited) and $133 (unaudited) and of interest and $1,815, $998, $2,763, $1,244 (unaudited) and $1,281 (unaudited) of labor costs related to assets under construction during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011, respectively.

In May 2011, the Company’s subsidiary, Applied Medical Europe BV (“AME”) acquired real property in Amersfoort, Netherlands, for a purchase price of $3,800 (unaudited) which was paid by the Company in cash. Under the terms of the purchase agreement with the seller, AME has agreed to construct office and warehouse facilities on this land within 18 months of the issuance of required building permits. AME entered into a construction contract for this project in July 2011. The estimated cost of construction is $17,500 (unaudited). As of June 30, 2011, the Company has incurred $412 (unaudited) related to the construction of these facilities, including $32 (unaudited) of capitalized interest, which is included in construction in progress.

In June 2011, the Company completed the purchase of its leased manufacturing and administrative facility in Rancho Santa Margarita, California for a purchase price of $5,855 (unaudited), which terminated the two-year lease for this facility. The purchase price and related transaction costs were paid from a $4,425 (unaudited) mortgage note payable to a bank and available cash.

The Company recorded losses related to its construction projects in progress in the amount $500, $393, $151, $1,070 (unaudited) and $0 (unaudited) during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011, respectively. These charges, which were recorded to research and development, relate primarily to tools, molds and equipment which were being constructed for internal use. In addition, $2,600 was recorded to selling, general and administrative expenses during the year ended December 31, 2010 in connection with the reconfiguration of a manufacturing facility.

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

5.	OTHER ASSETS AND OTHER LIABILITIES

Other current assets consisted of the following:

	December 31,		June 30, 2011
	2009	2010
			(Unaudited)
Restricted cash	$—	$—	$633
Deposits	1,038	781	1,105
Receivables from stockholders and employees	141	208	252
Prepaid income and other taxes	3,122	1,937	1,024
Prepaid expenses	1,511	1,752	2,257
Other receivables	37	437	1,179

	$5,849	$5,115	$6,450

Other non-current assets consisted of the following:

	December 31,		June 30, 2011
	2009	2010
			(Unaudited)
Restricted cash	$472	$945	$402
Deferred tax assets	1,415	2,377	1,851
Receivables from stockholders and employees	36	285	300
Intangible assets, net	250	212	185
Other non-current assets	11	10	563

	$2,184	$3,829	$3,301

Intangible assets consist of acquired customer relationships. Amortization expense on intangible assets was $61, $55, $64, $31 (unaudited) and $36 (unaudited) during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011, respectively, and accumulated amortization amounted to $374, $496 and $556 (unaudited) as of December 31, 2009 and 2010 and June 30, 2011, respectively. Estimated amortization expense on intangible assets will be approximately $70 during each of the three years in the period ending December 31, 2013.

Other current liabilities consisted of the following:

	December 31,		June 30, 2011
	2009	2010
			(Unaudited)
Deferred licensing and other revenue	$2,405	$2,387	$1,504
Income and other taxes payable	1,534	1,873	2,501
Accrued legal contingency (Note 10)	4,810	5,660	5,753
Accrued expenses	2,804	2,814	3,408

	$11,553	$12,734	$13,166

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

Other non-current liabilities consisted of the following:

	December 31,		June 30, 2011
	2009	2010
			(Unaudited)
Deferred licensing and other revenue	$1,149	$129	$24
Deferred tax liabilities	3,460	2,821	2,813
Unrecognized tax benefits	4,326	5,074	4,129
Accrued long-term bonuses (Note 6)	—	7,100	11,755
Other non-current liabilities	583	733	1,720

	$9,518	$15,857	$20,441

6.	EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) defined contribution plan (the “Plan”) covering substantially all employees who meet certain eligibility requirements. Eligible participants may elect to contribute to the Plan through tax-deferred salary deductions of up to 100% of their annual compensation, subject to maximum annual limits as set by the Internal Revenue Service. Contributions made by the Company to the Plan are determined at the discretion of the Board of Directors. The Company matches 25% of the employee elective contributions, subject to a 2% limitation on the participant’s gross compensation. All matching contributions vest immediately for participants employed on the last day of the Plan year. The Company’s matching contributions were approximately $173, $212, $243, $116 (unaudited) and $148 (unaudited) for the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011, respectively.

Effective January 1, 2010, the Company adopted a Long-Term Strategic Bonus Plan (the “Bonus Plan”). The Bonus Plan provides for the establishment of bonus pools for executives and team members contingent on achieving certain performance objectives over a defined period. The Applied Participation Points Program has been established as two award schedules under the Bonus Plan, covering a three-year performance period commencing on January 1, 2010 and ending on December 31, 2012 (the “APP Program”). Performance objectives for the APP Program are based on aggregate revenues and aggregate operating income during the three-year performance period. The APP Program provides for an aggregate bonus pool of up to $16 million, payable in March 2013, if the Company achieves the targeted performance objectives, with additional amounts potentially payable if the Company’s actual achievement exceeds the performance objectives. The Company has accrued $7,100 and $11,755 (unaudited) as of December 31, 2010 and June 30, 2011, respectively, relating to the APP Program which is included in other non-current liabilities in the accompanying consolidated balance sheets.

7.	INCOME TAXES

Income before income taxes was generated from operations as follows:

	Year ended December 31,
	2008	2009	2010
United States	$7,867	$34,272	$26,489
International	3,257	5,080	4,205

	$11,124	$39,352	$30,694

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

The income tax provision (benefit) consisted of the following:

	Year ended December 31,
	2008	2009	2010
Current:
Federal	$979	$10,353	$9,484
State	292	1,718	995
Foreign	923	1,646	1,560

	2,194	13,717	12,039

Deferred:
Federal	(863)	(1,920)	(1,014)
State	904	142	(1,121)
Foreign	(67)	(343)	(95)

	(26)	(2,121)	(2,230)

Provision for income taxes	$2,168	$11,596	$9,809

The components of deferred tax assets and liabilities are as follows:

	December 31,
	2009	2010
Deferred tax assets:
Deferred revenue	$1,354	$422
Tax credit carryforwards	4,452	4,298
Inventory adjustments	759	746
Accrued royalties	1,166	1,055
Accrued vacation	1,006	1,142
Foreign tax credits	250	579
Deferred compensation	—	2,897
Share-based compensation	876	415
Net operating loss carryforwards	307	332
Capitalized research and development costs	469	97
Accrued legal contingency	2,057	2,168
Other	1,041	1,037

Total deferred tax assets	13,737	15,188
Valuation allowance	(4,577)	(2,654)

Net deferred tax assets	9,160	12,534

Deferred tax liabilities:
Depreciation	(4,913)	(5,450)
Other	(226)	(156)

Total deferred tax liabilities	(5,139)	(5,606)

	$4,021	$6,928

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

Management considered all available evidence under existing tax law and anticipated expiration of tax statutes and determined that a valuation allowance of $4,577 and $2,654 was required as of December 31, 2009 and 2010, respectively, for those deferred tax assets that are not expected to provide future tax benefits. The valuation allowance decreased by $3,605 at December 31, 2009 from the prior year. The valuation allowance at December 31, 2010 has decreased by $1,923 from the prior year, of which $1,552 ($1,009 net of federal benefit) is attributable to the recognition of state deferred tax assets based on the Company’s expectations with respect to future profitability.

The Company has not provided for federal or state income taxes on $11,263 of undistributed earnings of foreign subsidiaries accumulated through December 31, 2010 because these earnings are intended to be reinvested in the foreign subsidiaries indefinitely. However, foreign tax credits would likely be available to reduce federal income taxes in the event of distribution.

Differences between the provision for income tax at the U.S. federal statutory rate and the provision for income taxes in the consolidated income statements are as follows:

	Year ended December 31,
	2008	2009	2010
Income taxes computed at statutory rate	$3,782	$13,773	$10,743
Increase (decrease) in taxes resulting from:
State taxes — net of federal benefit	426	1,882	927
Uncertain tax positions	398	1,292	(40)
Research and development credits	(1,756)	(1,715)	(1,747)
Share-based compensation	231	477	1,649
Foreign rate differences	(287)	(478)	110
Domestic production activities deduction	(128)	(731)	(1,134)
Valuation allowance	(710)	(3,605)	(1,009)
Nondeductible tax expenses	587	1,046	1,225
Intercompany profit elimination in inventory	81	(91)	(599)
Other	(456)	(254)	(316)

Provision for income taxes	$2,168	$11,596	$9,809

The Company has state and foreign net operating loss carryforwards at December 31, 2010 of approximately $1,387 and $2,471, respectively. If not utilized, the state net operating loss carryforwards will expire in 2019 and the foreign net operating loss carryforwards will begin to expire in 2015. Additionally, as of December 31, 2010, the Company has approximately $5,241 of California research and development tax credits available for use in future tax periods which may be carried forward indefinitely.

The provision for income taxes was $3,166 and $10,279, or an effective income tax rate of 35% and 28% for the six months ended June 30, 2010 and 2011, respectively. The lower effective tax rate for the six months ended June 30, 2011, as compared to the same period of the prior year, was primarily due to the inclusion of research tax credits of $2,573 in 2011 which were not in effect in the first half of 2010 and the release of a liability for uncertain tax positions of $1,021 related to foreign net operating losses, offset by anticipated income in jurisdictions in which the Company does business with different effective tax rates.

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

As of December 31, 2009 and 2010 and June 30, 2011, the liability for income taxes associated with uncertain tax positions was $4,955, $5,376 and $4,817 (unaudited), respectively. These liabilities could be reduced by tax benefits associated with potential transfer pricing adjustments, state income taxes and timing adjustments in the aggregate amount of $1,154 and $623 (unaudited), respectively. The remaining amounts of $4,222 and $4,194 (unaudited), respectively, if recognized, would favorably affect the Company’s effective tax rate.

A reconciliation of the unrecognized tax benefits is as follows:

	December 31,
	2009	2010
Gross unrecognized tax benefit at beginning of year	$4,460	$4,955
Gross increases for tax positions of prior years	—	308
Gross decreases for tax positions of prior years	—	—
Gross increases for tax positions of current year	878	1,040
Settlements	—	—
Lapse of statute of limitations	(383)	(927)

Gross unrecognized tax benefit at end of year	$4,955	$5,376

The Company recognizes interest and penalties, if any, related to uncertain tax positions in its provision for income taxes. As of December 31, 2009 and 2010, the Company had accrued $591 and $570, respectively, of interest and penalties (net of tax benefits of $104 and $72, respectively) related to uncertain tax positions.

The Company and its subsidiaries file income tax returns in the United States and various foreign jurisdictions. The primary non-federal jurisdictions are Australia and the Netherlands. The Company’s income tax returns are being examined by various tax authorities in several jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, and non-U.S. income tax examinations by taxing authorities for years prior to 2006.

It is reasonably possible that the amount of the unrecognized tax benefit with respect to certain unrecognized tax positions will significantly change within the next 12 months due to the expiration of statutes of limitation and audit settlements. Management estimates that the decrease in unrecognized tax benefits within the next 12 months will total approximately $1,630.

8.	DEBT

On March 14, 2011, the Company’s subsidiaries, Applied Medical Resources Corporation and Applied Medical Distribution Corporation (the “Borrowers”) entered into a Revolving Loan and Security Agreement with Citibank, N.A. (the “Credit Facility”). The Credit Facility establishes a revolving line of credit of up to $20,000, of which up to $10,000 is available for the issuance of letters of credit. Borrowings under the Credit Facility may be used for working capital and other corporate purposes. The Credit Facility is scheduled to mature in March 2014. Interest on borrowings under the Credit Facility will be determined based upon the Company’s choice of either 30-Day London Inter Bank Offered Rate (“LIBOR”) plus 1.75% or prime rate minus 1.10%. The Credit Facility requires the Company to maintain certain financial covenants and contains customary limitations on the Borrowers to incur liens or indebtedness, make investments, merge with or acquire other companies, or pay dividends. The Borrowers’ obligations under the Credit Facility are secured by the Borrowers’ accounts receivable and inventory. As of June 30, 2011, there were no outstanding balances under the Credit Facility.

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

Debt consisted of the following:

	December 31,		June 30, 2011
	2009	2010
			(Unaudited)
Mortgage note payable (net of debt issuance costs of $50, $187 and $153 (unaudited), respectively) to bank in monthly installments of $245 and a balloon payment of $16,587 due at maturity in October 2013; interest at a fixed rate of 6.59%; secured by administrative offices and a warehouse facility in Irvine, California.	$34,115	$20,990	$20,247

Note payable (net of debt issuance costs of $0, $15 and $12 (unaudited), respectively) to lender in monthly installments of $230 and a balloon payment of $2,921 due at maturity in June 2013; interest at a fixed rate of 5.14%; secured by certain items of machinery and equipment.	—	8,820	7,656

Mortgage note payable (net of debt issuance costs of $0, $108 and $98 (unaudited), respectively) to bank in quarterly installments of $112 and a balloon payment of $6,694 due at maturity in January 2016; interest is variable based on LIBOR plus 2.00% - 3.25%, depending on the Company’s cash flow leverage ratio calculated at the end of each quarter (2.44% at June 30, 2011); secured by executive office building in Rancho Santa Margarita, California; requires the maintenance of a minimum fixed charge coverage ratio at the end of each quarter.	—	8,705	8,493

Mortgage note payable (net of debt issuance costs of $0, $99 and $92 (unaudited), respectively) to bank in monthly installments of $62 and a balloon payment of $8,662 due at maturity in January 2018; interest at a variable rate of LIBOR plus 1.75% (1.94% at June 30, 2011); secured by a research and development facility in Rancho Santa Margarita, California; requires the maintenance of a minimum fixed charge coverage ratio and debt-to-net worth ratio at the end of each quarter.	—	12,276	12,072

Mortgage note payable (net of debt issuance costs of $0, $0 and $42 (unaudited), respectively) to bank in monthly installments of $22 and a balloon payment of $3,084 due at maturity in July 2018; interest at a variable rate of LIBOR plus 1.75% (1.94% at June 30, 2011); secured by a manufacturing and research and development facility in Rancho Santa Margarita, California; requires the maintenance of a minimum fixed charge coverage ratio and debt-to-net worth ratio at the end of each quarter.	—	—	4,383

Mortgage note payable (net of debt issuance cost of $9, $0 and $0 (unaudited), respectively) to bank in monthly installments of $88 and a balloon payment of $13,295 due at maturity in August 2010; interest at a fixed rate of 5.04%; secured by executive offices and manufacturing facilities in Rancho Santa Margarita, California. This loan was repaid in June 2010.	13,517	—	—

Revolving line of credit agreement in the total amount of $5,000; interest at 90-Day London Inter Bank Offered Rate plus 3.5% (3.75% at June 30, 2011); expires in April 2012, at which time Company can convert borrowings to a term loan; requires the maintenance of financial covenants, including minimum tangible net worth, debt-to-net worth ratio and debt service coverage ratio as of the end of each quarter; secured by a manufacturing facility in Rancho Santa Margarita, California; repaid in February 2011.	—	5,000	—

Total debt	47,632	55,791	52,851
Less: short-term borrowings and current portion of long-term debt	(26,492)	(9,738)	(5,055)

Long-term debt, less current portion	$21,140	$46,053	$47,796

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

The Company was in compliance with all debt covenants as of June 30, 2011. At June 30, 2011, the aggregate maturities of debt outstanding, excluding debt issuance costs of $397 (unaudited), are as follows:

Year ending December 31,	(Unaudited)
2011 (balance of the year)	$2,548
2012	5,310
2013	23,066
2014	1,174
2015	7,770
Thereafter	13,380

Total	$53,248

9.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Financial Instruments

The Company’s financial instruments include cash and cash equivalents, short-term investments, accounts receivable, restricted cash, accounts payable, accrued liabilities, and short-term and long-term debt. The carrying value of cash and cash equivalents, short-term investments, accounts receivable, restricted cash, accounts payable, accrued liabilities, and short-term debt at December 31, 2009 and 2010 and June 30, 2011 approximates fair value due to their short-term maturities. The carrying value and estimated fair value of long-term debt are as follows:

	December 31, 2009		December 31, 2010		June 30, 2011
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
					(Unaudited)
Long-term debt	$47,632	$47,632	$50,791	$53,030	$52,851	$54,465

The fair value of long-term debt with fixed interest rates was estimated by discounting the projected cash flows for each instrument using current rates for debt with similar terms and maturities. The current rates used ranged from 5.0% to 6.5% at December 31, 2009 and 2.5% to 4.9% at December 31, 2010 and June 30, 2011 (unaudited), which was based on quotes from bankers or Level 2 inputs.

10.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain operating and administrative facilities and equipment in the United States and internationally under non-cancelable operating leases which expire at various dates through July 2015. One of these operating leases contains a renewal option.

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

At June 30, 2011, future minimum lease payments under non-cancelable operating leases with a term of more than one year are as follows:

Year ending December 31,	(Unaudited)
2011 (balance of the year)	$776
2012	1,405
2013	981
2014	367
2015	77

Total	$3,606

The Company had entered into a seven-year non-cancelable operating lease for a research and development facility located in Rancho Santa Margarita, California which commenced in August 2008. The amended lease included a put option which, at the sole discretion of the lessor, would require the Company to purchase the building at a fixed price during the period from April 1, 2010 through November 30, 2010 or pay an opt out fee of $250. In October 2010, the lessor exercised the put option and the Company purchased the facility for a purchase price of $21,350 and terminated the related long-term operating lease for this facility. Accounting guidance requires that assets subject to an operating lease which are purchased during the lease term be recorded at the lower of the purchase price or the estimated fair value. Accordingly, the Company recorded this facility in the amount of $16,500, which represented the estimated fair value of the facility on the acquisition date. Management estimated the fair value of the facility using a combination of the sales comparison approach and income capitalization approach. The sales comparison approach is based on level 2 inputs for similar assets in an active market and the income approach is based on level 3 inputs which are unobservable, as defined in fair value accounting. As a result, the Company recorded a loss of $4,850 in connection with the acquisition of this facility representing the difference between the purchase price and the estimated fair value of the facility on the acquisition date. This loss is included in selling, general and administrative expenses in the accompanying consolidated income statement for the year ended December 31, 2010. The purchase price and related transaction costs were paid from $12,320 in net proceeds from a seven-year loan, as discussed in Note 8, and from available cash. The accrued rent balance of $470 related to this lease was recorded as a further reduction to the purchase price of the facility.

Rent expense for all operating leases was $1,584, $3,071, $3,289, $1,705 (unaudited) and $1,291 (unaudited) during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011, respectively.

Litigation

In the ordinary course of business, the Company is subject to various legal proceedings and claims, including employment disputes, disputes on agreements and other commercial matters. In addition, the Company operates in an industry susceptible to significant patent claims and, at any given time, may be involved as either a plaintiff or defendant in one or more patent infringement actions. If a patent infringement claim were to be determined against the Company, it may be required to make significant royalty and other payments or be subject to an injunction or other limitation on its ability to manufacture or distribute one or more products. While it is not feasible to predict the outcome of certain proceedings, based upon experience, current information and applicable law, the Company

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

does not expect any current proceedings to have a material adverse effect on its consolidated financial position, results of operations or cash flows. However, one or more of the proceedings could be material to the Company’s business and results of operations in a future period.

In May 2009, the Company filed a complaint against Ethicon Endo-Surgery, Inc. (“Ethicon”) in the U.S. District Court for the Central District of California, alleging false advertising and unfair competition and tortious interference with prospective economic advantage, relating to the marketing and sale of certain Ethicon trocars. The Company’s complaint included requests for injunctive relief and damages. In July 2009, Ethicon filed an answer to the Company’s complaint, which included counterclaims against the Company alleging similar causes of action. Ethicon subsequently withdrew its counterclaims. In May 2010, the Company and Ethicon reached a confidential settlement agreement. Pursuant to this agreement, Ethicon agreed that it will not advertise or publicly claim in any way certain claims concerning the attributes of its Endopath Xcel Bladeless trocars.

In July 2006, Tyco Healthcare Group LP (“Tyco”) sued the Company in the U.S. District Court for the Eastern District of Texas alleging that certain of the Company’s trocar products infringed patents owned by Tyco. The lawsuit was expanded in October 2009 to include U.S. Surgical Corp. (“U.S. Surgical”) as an additional plaintiff and to include certain additional trocar products of the Company in the litigation. Tyco and U.S. Surgical seek monetary damages and injunctive relief. The Company contends that the patents asserted by Tyco and U.S. Surgical are invalid or that the Company’s products do not infringe valid claims of the patents. The matter has been divided into two phases, the first involving products no longer manufactured by the Company and the second involving products currently manufactured by the Company. In March 2010, following a jury trial in the first phase of this matter, the jury returned a verdict invalidating two claims of one of the asserted patents and finding that the Company infringed on one claim of the other asserted patent, and awarded damages of $4,810 against the Company. In September 2011, in the second phase of the case, the court issued a summary judgment that asserted claims of two of the patents were invalid; the court also allowed claims of two other patents to proceed to trial. In October 2011, a jury returned a verdict of non-infringement and invalidity on all asserted patent claims. The court has not yet issued a final judgment and may not do so until later in the fourth quarter of 2011 or possibly some time in the first quarter of 2012. The Company intends to appeal the infringement verdict of the first phase to the U.S. Court of Appeals for the Federal Circuit; however, there can be no assurance that the efforts to reverse the jury verdict will be successful. Accordingly, based on the jury verdict in the first phase of this matter, the Company accrued a loss contingency of approximately $5,660 and $5,753 (unaudited), including estimated prejudgment interest of approximately $850 and $943 (unaudited), as of December 31, 2010 and June 30, 2011, respectively, which is included in other current liabilities in the accompanying consolidated balance sheets.

On May 17, 2011, the Company sued Tyco Healthcare Group LP, d/b/a Covidien, in the U.S. District Court for the Central District of California, alleging that certain of Tyco’s trocar products infringe a patent owned by the Company. The Company seeks damages and injunctive relief. Tyco has asserted counterclaims, including non-infringement, invalidity and unenforceability. Tyco requests an award of costs and attorneys’ fees.

On September 13, 2011, the Company sued Tyco Healthcare Group LP, d/b/a Covidien, in the U.S. District Court for the Central District of California, alleging that certain of Tyco’s single incision surgical access products infringe a patent owned by the Company. The Company seeks damages and injunctive relief. Tyco has asserted counterclaims, including non-infringement, invalidity and unenforceability. Tyco requests an award of costs and attorneys’ fees. No trial date has been set.

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

11.	REDEEMABLE CONVERTIBLE PREFERRED STOCK

The Company has issued six series of preferred stock since its inception (“Preferred Stock”). The number of shares authorized, number of shares issued and outstanding, annual dividend rate per share and liquidation value per share at June 30, 2011 are as follows:

Description	Series A	Series B	Series C	Series D	Series E	Series F	Total
Shares authorized	1,886,598	1,341,586	11,690	2,105,210	752,785	912,129	7,009,998
Shares issued and outstanding	1,873,198	1,341,586	11,508	2,104,878	752,730	912,069	6,995,969
Annual dividends per share	$0.08	$0.20	$0.27	$0.09	$0.27	$0.49	—
Liquidation preference per share	$0.90	$4.54	$4.54	$1.00	$6.00	$12.00	—
Liquidation preference	$1,686	$6,091	$52	$2,105	$4,516	$10,945	$25,395
Original issuance (year)	1988	1989	1990	1989	1990	1991	—

Rollforward of carrying value for the year ended December 31, 2010 and the six months ended June 30, 2011:
Balance — December 31, 2009	$1,698	$3,362	$39	$2,087	$2,239	$4,717	$14,142
Shares repurchased (1)	—	(12)	(1)	(11)	—	—	(24)

Balance — December 31, 2010	$1,698	$3,350	$38	$2,076	$2,239	$4,717	$14,118
Shares repurchased (2) (unaudited)	(12)	—	—	—	—	—	(12)

Balance — June 30, 2011 (unaudited)	$1,686	$3,350	$38	$2,076	$2,239	$4,717	$14,106

Number of shares repurchased during the year ended December 31, 2010	—	5,000	182	10,332	55	60	15,629

Number of shares repurchased during the six months ended June 30, 2011 (unaudited)	13,400	—	—	—	—	—	13,400

(1)	During the year ended December 31, 2010, the Company repurchased and retired 15,629 shares of Preferred Stock for aggregate consideration of $118, of which $24 was recorded as a reduction to Preferred Stock and $94 was recorded as a reduction to retained earnings.
(2)	During the six months ended June 30, 2011, the Company repurchased and retired 13,400 shares of Preferred Stock for aggregate consideration of $201 (unaudited), of which $12 (unaudited) was recorded as a reduction to Preferred Stock and $189 (unaudited) was recorded as a reduction to retained earnings.

The holders of Preferred Stock are entitled to non-cumulative dividends at the annual rates described above when and as declared by the Board of Directors. In the event the Company declares a

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

dividend on common stock, holders of Preferred Stock are entitled to a proportionate share of any such distribution as though the holders of Preferred Stock were the holders of the same number of shares of common stock. No dividends have been declared or paid on the Preferred Stock.

Holders of Preferred Stock are entitled to certain liquidation preferences which vary by series. In the event of any liquidation, dissolution or winding up of the Company, the holders of Series B, Series C and Series E Preferred Stock would be entitled to receive distributions, prior and in preference to holders of Series A and Series D Preferred Stock and holders of common stock, in an amount equal to the greater of (i) $4.54, $4.54 and $6.00 per share, respectively, plus declared but unpaid dividends, or (ii) $2.27, $3.00 and $3.00 per share, respectively, plus declared but unpaid dividends and a residual amount equal to the amount per share such holders would receive following all preferential distributions to holders of preferred stock as if their shares had been converted into shares of common stock. Holders of Series F Preferred Stock would be entitled to a preferential distribution of $12.00 per share, ranking pari passu with the shares of Series B, Series C and Series E Preferred Stock. Thereafter, holders of Series A and Series D Preferred Stock would be entitled to receive distributions, prior and in preference to holders of common stock, in an amount equal to declared but unpaid dividends plus the greater of (i) $0.90 and $1.00 per share, respectively, or (ii) the amount such holders would have received had all such shares been converted into common stock. In addition, the holders of Preferred Stock are entitled to the liquidation preference described above if there is a change in control through a merger or other corporate reorganization or a substantial disposition or sale of assets. The liquidation preference provisions of Preferred Stock are considered redemption provisions that are not solely within the control of the Company, and therefore Preferred Stock is classified outside of permanent equity.

The holders of Preferred Stock, at any time, may convert such stock on a one-for-one basis into shares of common stock, subject to an adjustment in certain circumstances as described in the Company’s Restated Articles of Incorporation. Each share of Preferred Stock will automatically convert into shares of Class B common stock upon (i) the consummation of a public offering of the Company’s common stock, provided the offering is at a price of not less than $9.00 per share (adjusted to reflect stock dividends, stock splits or recapitalization) and $10,000 in proceeds or (ii) either the date and time, or the occurrence of an event, approved by the holders of at least a majority of the outstanding shares of Preferred Stock or the conversion into shares of common stock, at the option of the holders thereof, of at least a majority of the outstanding shares of Preferred Stock.

12.	STOCKHOLDERS’ EQUITY

Common Stock and Voting Agreement

On December 1, 2010, the Company amended its certificate of incorporation to implement a dual class common stock structure and to increase the authorized number of shares of common stock to 50,000,000 shares from 25,000,000 shares. As a result of this amendment, the Company’s common stock is now divided into two classes, Class A Common Stock and Class B Common Stock, each having 25,000,000 authorized shares. The Class A Common Stock is entitled to one vote per share, and the Class B Common Stock is entitled to ten votes per share and is convertible into Class A Common Stock at the option of the holder thereof. In all other respects, the Class A Common Stock and Class B Common Stock are treated equally. As of the effective date of the amendment, each of the issued and outstanding shares of the Company’s common stock has been reclassified as one share of Class B Common Stock. Each outstanding share of Preferred Stock is now convertible into

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

one share of Class B Common Stock, and is entitled to ten votes for each share of Class B Common Stock into which such share of Preferred Stock is convertible. The outstanding options to purchase shares of the Company’s common stock are now options to purchase shares of Class B Common Stock on the same terms and conditions.

In February 2011, a group of officers, directors and employees of the Company and other stockholders entered into a Voting Agreement with the Company, pursuant to which participating stockholders agreed to vote their shares of the Company’s capital stock collectively in the manner designated by a Voting Committee (comprised of three officers of the Company) on all matters presented to a vote or consent of the stockholders of the Company. As of June 30, 2011, 9,496,899 shares (unaudited) of Class B Common Stock and 185,961 shares (unaudited) of Preferred Stock were subject to the Voting Agreement, representing approximately 51% (unaudited) of the combined voting power of the Company’s capital stock. The term of the Voting Agreement expires in February 2014 or, if the Company has completed an initial public offering, on the day after the second annual meeting of stockholders held after consummation of such offering.

Repurchases of Common Stock

During the years ended December 31, 2008, 2009 and 2010, the Company repurchased and retired 118,833 shares, 261,678 shares and 371,995 shares of Class B Common stock for a cash consideration of $665, $1,250 and $2,681, respectively. There was no compensation expense recorded in connection with these common stock repurchases.

During the year ended December 31, 2010 and the six months ended June 30, 2011, the Company repurchased 748 shares and 1,192 shares (unaudited) of Class B Common Stock for a cash consideration of $15 and $27 (unaudited) which was recorded as treasury stock.

Employee Stock Option Plans

A summary of the Company’s stock-based compensation plans is presented below.

The 1988 and 1998 Stock Incentive Plans — Under the 1988 Stock Incentive Plan (the “1988 Plan”) and 1998 Stock Incentive Plan (the “1998 Plan” and collectively with the 1988 Plan, the “Prior Plans”), the Company was authorized to grant stock options and rights to acquire up to 5,163,009 shares and 6,325,036 shares, respectively, of common stock. The 1988 Plan and the 1998 Plan expired by their terms on October 28, 1998 and October 29, 2008, respectively. As of December 31, 2010 and June 30, 2011, stock options to purchase 1,268,429 shares and 1,111,482 shares, respectively, of common stock had been granted and remain outstanding under the 1998 Plan and there were no stock options available for grant under these Prior Plans.

The 2008 Stock Incentive Plan — Under the Amended and Restated 2008 Stock Incentive Plan (the “2008 Plan”) adopted on December 19, 2008, the Company is authorized to grant awards of stock options, restricted stock and stock appreciation rights to purchase up to 2,761,426 shares of common stock to eligible officers, employees, non-employee directors and consultants. This share amount is subject to increase for outstanding awards under the 1998 Plan that terminate prior to exercise or shares that are forfeited. The 2008 Plan is administered by the Board of Directors which has sole discretion and authority to determine which eligible participants will receive stock options, when stock options will be granted and the terms and conditions of stock options granted.

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

Stock options have terms of up to ten years from the date of grant and generally become exercisable over a service period of up to four years. As of December 31, 2010 and June 30, 2011, stock options to purchase 1,314,683 shares and 1,873,583 shares, respectively, of Class B Common Stock and awards of 347,300 shares and 347,700 shares, respectively, of restricted Class B Common Stock had been granted and stock options to purchase 478,342 shares and 758,062 shares, respectively, of Class B Common Stock remain outstanding under the 2008 Plan. As of December 31, 2010 and June 30, 2011, 1,467,776 shares and 925,209 shares (unaudited) of common stock, respectively, are available for awards under the 2008 Plan.

Stock-based Compensation

The following table represents the stock option activity during the year ended December 31, 2010 and the six months ended June 30, 2011:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term
			(years)
Outstanding — December 31, 2009	3,531,370	$9.08
Granted (1)	1,770,103	7.46
Exercised	(1,978,729)	6.72
Forfeited/expired (1)	(1,575,973)	11.98

Outstanding — December 31, 2010	1,746,771	$7.50	5.60

Granted (unaudited)	558,900	10.50
Exercised (unaudited)	(419,394)	8.79
Forfeited/expired (unaudited)	(16,733)	9.21

Outstanding — June 30, 2011 (unaudited)	1,869,544	$8.09	5.92

Exercisable — December 31, 2010	1,326,758	$7.34	4.59

Vested and expected to vest — December 31, 2010	1,729,527	$7.49	5.56

Exercisable — June 30, 2011 (unaudited)	1,282,790	$7.53	4.46

Vested and expected to vest — June 30, 2011 (unaudited)	1,832,468	$8.06	5.84

(1)	Includes options to purchase 1,328,475 shares of common stock which were cancelled and amended pursuant to the repricing program in March 2010.

The intrinsic value of a stock option is the amount by which the estimated fair market value of the underlying common stock exceeds the exercise price of an option. Based on the estimated fair market value of the Class B common stock on the date of exercise, the total intrinsic value of stock options exercised during the year ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011 was $184, $0, $1,550 and $827 (unaudited), respectively. As of December 31, 2010 and June 30, 2011, there was $1,007 and $9,954 (unaudited) of intrinsic value for stock options outstanding and $927 and $7,569 (unaudited) of intrinsic value for stock options exercisable based on the estimated fair market value of the Class B common stock.

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

As of December 31, 2009 and 2010 and June 30, 2011, there are outstanding stock options held by employees and non-employee directors to purchase an aggregate of 12,000 shares, 237,923 shares and 537,371 shares (unaudited), respectively, of Class B common stock that include an “early exercise” feature, under which the options could be exercised prior to their respective vesting dates. During the years ended December 31, 2009 and 2010 and the six months ended June 30, 2011, stock options that included an early exercise feature were exercised for 12,000 shares, 36,800 shares and 101,556 shares (unaudited) of Class B Common Stock, respectively, resulting in cash proceeds of $144, $282 and $858 (unaudited), respectively. There were no stock options that included an early exercise feature in 2008. The cash proceeds from these early exercises were recorded as a non-current liability in the accompanying consolidated balance sheets. The unvested stock issued is subject to the Company’s right to repurchase the stock at a price equal to the exercise price paid, in which the repurchase right lapses over the original vesting period of the option grant. The non-current liability decreased by $156 and $131 (unaudited) during the year ended December 31, 2010 and the six months ended June 30, 2011, respectively, representing a portion of the shares which had vested. The non-current liability as of December 31, 2009 and 2010 and as of June 30, 2011 was $144, $270 and $997 (unaudited), respectively.

Stock options that included the early exercise feature for an additional 148,700 shares and 160,808 shares (unaudited) of Class B Common Stock were exercised through the Company’s acceptance of $1,141 and $1,689 (unaudited) of promissory notes for the year ended December 31, 2010 and the six months ended June 30, 2011, respectively, which are considered to be nonrecourse for accounting purposes. Refer to the section entitled “Nonrecourse Notes Receivable” of this footnote for a discussion of the accounting for these stock options exercised with a promissory note.

The weighted-average fair value per share of stock options granted during the year ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011 was $1.79, $0.45, $2.85 and $3.77 (unaudited), respectively. The total fair value of the stock options vested during the year ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011 was $2,683, $1,507, $1,680 and $561 (unaudited), respectively. As of December 31, 2010 and June 30, 2011, the Company expects to recognize approximately $1,326 and $2,650 (unaudited), respectively, in stock-based compensation expense over a weighted average period of approximately 5.0 years and 3.2 years (unaudited), respectively, for unvested stock options that were outstanding on that date.

The following weighted-average assumptions were used to estimate the fair value of stock options granted:

	Year ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(Unaudited)
Expected term (years)	5.1	4.1	6.3	5.9	5.8
Risk-free interest rate	1.4% - 3.3%	0.8% - 3.1%	2.0% - 2.9%	2.0% - 2.9%	1.1% - 2.5%
Estimated volatility	32.6% - 39.7%	35.0% - 43.5%	34.0% - 35.5%	34.1% - 35.5%	33.5% - 37.92%
Expected dividend yield	0%	0%	0%	0%	0%

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

As a nonpublic company, management estimates the current value of the underlying shares of common stock utilizing a combination of the discounted cash flow and guideline public company models along with various other assumptions to estimate fair value. The assumptions are determined by management based on company-specific historical data and forecasts as well as market and peer company information, which can change significantly over time.

In March 2010, the Company completed a stock option repricing program to reduce the exercise price under which eligible directors, officers, employees and non-employees were provided an opportunity to elect to amend certain eligible outstanding stock options with stated exercise prices at or above $10 per share. Of the eligible option holders, 337 elected to amend stock options to purchase an aggregate of 1,328,475 shares of common stock. The weighted average exercise price of the amended stock options was reduced from $12.59 per share to $7.40 per share as of March 24, 2010. The amended options will continue to vest over the same period as the original award with no other modifications to the terms or conditions of the stock options. This program resulted in an additional $1,251 of stock compensation expense, of which $986 was recognized immediately for fully vested options and $265 is being recognized over the remaining vesting period of options. The Company recognized $1,108 and $67 (unaudited) during the year ended December 31, 2010 and the six months ended June 30, 2011, respectively, in connection with the stock option repricing and $76 (unaudited) is expected to be recognized over the next 2 years (unaudited).

Restricted Stock Awards

The Company issued 347,300 and 400 (unaudited) restricted shares of Class B Common Stock under the 2008 Plan to certain directors, officers and employees during the year ended December 31, 2010 and the six months ended June 30, 2011, respectively, with terms vesting immediately or through 2013. The stock-based compensation expense for the restricted stock is based on the estimated fair value of the Company’s stock at the time of the award and is being recognized over the vesting term. As of December 31, 2010 and June 30, 2011, 342,300 restricted shares and 343,700 (unaudited) restricted shares, respectively, were vested and 5,000 shares and 4,000 (unaudited) shares, respectively, remain unvested.

The weighted average grant date fair value of the unvested restricted stock was $6.31 and $6.27 (unaudited) per share during the year ended December 31, 2010 and the six months ended June 30, 2011, respectively. The Company recorded compensation expense in the amount of $354, $0, $2,171, $2,074 (unaudited) and $12 (unaudited) during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011, respectively, related to restricted stock. At December 31, 2010 and June 30, 2011, the total unrecognized stock-based compensation cost related to the restricted stock is $19 and $11 (unaudited), respectively, which is expected to be recognized over a weighted average period of 1.3 years and 1 year (unaudited), respectively, and the intrinsic value of the unvested restricted stock is $7 and $28 (unaudited), respectively.

Nonrecourse Notes Receivable

In July 2010, the Board of Directors approved a program authorizing the Company to accept up to $1,400 of promissory notes from certain employees as consideration for stock to be issued upon exercise of stock options. The maximum principal amount was increased from $1,400 to $7,400 during a meeting of the Board of Directors in October 2010 and further increased to $15,400 in February 2011. In December 2010, additional notes receivable of $1,800, excluded from the program, were also approved for certain members of executive management. In November 2011, all members of executive

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

management paid the notes receivable balance in full. The notes receivable bear interest ranging from 3.75% to 6.25% and have terms ranging from one to four years. The Company issued notes receivable in the amount of $0, $7,682 and $2,338 (unaudited) and received principal repayments on these notes receivable in the aggregate amounts of $47, $90 and $986 (unaudited) during the years ended December 31, 2009, 2010 and the six months ended June 30, 2011, respectively. Notes receivable from stockholders are accounted for as nonrecourse loans. For accounting purposes, the nonrecourse notes are accounted for as the grant of new stock options. The estimated fair values of the newly-granted stock options are recognized as compensation expense on the issuance date of the nonrecourse note. As a result, the Company recognized compensation expense related to these notes in the amount of $42, $35, $2,201, $4 (unaudited) and $484 (unaudited) during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011, respectively. Accordingly, the total outstanding balance of these notes receivable in the amount of $78, $7,721 and $9,073 (unaudited), and the underlying common stock representing 11,884 shares, 1,002,580 shares and 963,142 shares (unaudited), as of December 31, 2009 and 2010 and June 30, 2011, respectively, are not presented as outstanding in the accompanying consolidated balance sheets. As principal payments are made on the notes receivable, the common stock is presented as outstanding on a pro-rata basis.

The weighted average grant date exercise price of the stock options underlying the notes receivable was $6.71 and $9.26 (unaudited) per share during the year ended December 31, 2010 and the six months ended June 30, 2011, respectively. At December 31, 2010 and June 30, 2011, the total unrecognized stock-based compensation cost related to these options is $286 and $621 (unaudited), respectively, which is expected to be recognized over a weighted average period of 3.5 years and 3.3 years (unaudited), respectively. The intrinsic value for stock options exercised underlying the notes receivable was $1,116 and $369 (unaudited) during the year ended December 31, 2010 and the six months ended June 30, 2011, respectively.

The following weighted-average assumptions were used to estimate the fair value of stock compensation for nonrecourse notes:

	Year ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(Unaudited)
Expected term (years)	3.6	1.2	3.5	1.7	3.9
Risk-free interest rate	1.6% - 2.7%	0.4% - 0.8%	0.2% - 1.7%	0.7%	0.1% - 1.9%
Estimated volatility	29.2% - 32.1%	48.0% - 51.1%	27.3% - 40.8%	42.1%	24.5% - 36.8%
Expected dividend yield	0%	0%	0%	0%	0%

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

Stock Compensation by Function

In connection with employee stock option plans, restricted stock awards and the exercise of stock options with nonrecourse notes, the Company recognized stock-based compensation as follows:

	Year ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(Unaudited)
Cost of revenues	$140	$137	$89	$76	$128
Selling, general and administrative	1,450	1,325	5,549	3,364	694
Research and development	260	255	415	138	235

	$1,850	$1,717	$6,053	$3,578	$1,057

Shares Reserved for Future Issuance

The Company has a policy of issuing new shares to satisfy stock option exercises. The following table summarizes the number of additional shares of common stock at June 30, 2011 which would be outstanding assuming full conversion of the preferred stock and exercise of stock options:

(Unaudited)
Preferred stock	6,995,969
Options outstanding and options available for grant	2,794,753
Options assumed outstanding underlying nonrecourse notes receivable	963,142

Total	10,753,864

13.	RELATED-PARTY TRANSACTIONS

The Company leases certain facilities in Australia from a trust, the beneficiaries of which are managing directors of the Company’s Australian subsidiary. Rent expense on these facilities totaled $53, $70, $84, $41 (unaudited) and $49 (unaudited) during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011, respectively.

14.	SEGMENT INFORMATION

The Company considers its business to be a single reportable segment structure — the manufacture and sale of medical devices. The Company’s products generally share similar distribution channels and customers. The Company designs, manufactures, packages, distributes and sells medical, surgical, and patient care devices. The Company sells a broad range of products either directly to hospitals or to other end users or through distributors in the United States and internationally. The Company’s chief operating decision making group evaluates the various global product portfolios on a product revenue basis. The Company’s chief operating decision making group generally evaluate profitability and associated investments on an enterprise-wide basis due to shared infrastructures.

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

The Company’s revenues by geographical area are attributed to countries based on the location of the customer. A summary of revenue and property, plant and equipment by geographical area is as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(Unaudited)
Revenues
United States of America	$125,827	$155,569	$182,701	$87,117	$106,451
International	60,930	76,176	99,474	43,263	60,399

	$186,757	$231,745	$282,175	$130,380	$166,850

	December 31,		June 30,
	2009	2010	2011
Property, plant and equipment			(Unaudited)

United States of America	$96,936	$122,176	$131,369
International	386	407	4,746

	$97,322	$122,583	$136,115

15.	SUBSEQUENT EVENTS (UNAUDITED)

In August 2011, holders of 143,936 shares of Class B Common Stock accepted the Company’s offer to voluntarily convert their shares into an equal number of shares of Class A Common Stock. The Company paid cash consideration in the aggregate amount of $423 (unaudited), which was recorded as a reduction to retained earnings, in connection with this conversion offer.

The Company and certain preferred stockholders of the Company are parties to an Amended and Restated Master Rights Agreement, dated as of November 8, 1991. Under the demand registration rights provision of this agreement, holders of at least 50% of the shares having registration rights may request that the Company file a registration statement for the resale of their shares under the Securities Act of 1933, as amended. The Company’s registration obligations are subject to the terms and conditions of the agreement, including the Company’s right to defer its registration obligations for up to 90 days under certain conditions. On August 25, 2011, a stockholder of the Company gave notice of its request for registration. The Company will file a registration statement of which this prospectus is a part as a direct result of the demand registration rights being exercised.

In September 2011, the Company completed the purchase of an industrial facility in Rancho Santa Margarita, California for a purchase price of $2,900. The purchase price and related transaction costs were paid from available cash.

APPLIED MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share information)

On October 18, 2011, the 2008 Plan was amended and restated to increase the number of authorized shares to be granted under this plan to 5,761,426 shares of common stock.

On October 25, 2011, the Board of Directors granted 1,316,800 options to purchase Class B Common Stock, 1,000 options to purchase Class A Common Stock and 334,700 shares of Class B restricted stock awards. These stock-based awards were granted under the 2008 Plan. The stock options and restricted stock awards generally vest over a four-year period with 25% vesting at the end of one year and the remaining vesting monthly thereafter.

In November 2011, the Company entered into agreements to purchase additional industrial facilities in Orange County, California for an aggregate purchase price of $13,700. These transactions are expected to close in December 2011. The aggregate purchase price and related transaction costs will be paid from available cash.

6,405,747 Shares

Class A Common Stock

PROSPECTUS

Dealer Prospectus Delivery Obligation

Through and including              (40 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as placement agents and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The table below lists various expenses, other than placement agency fees, we expect to incur in connection with the sale and distribution of the securities being registered hereby. All the expenses are estimates, except the Securities and Exchange (“SEC”) registration fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee.

Type	Amount
SEC Registration Fee		$10,982.12
FINRA Filing Fee		$10,083.00
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102 of the Delaware General Corporation Law (“DGCL”), allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The certificate of incorporation that we plan to adopt prior to the consummation of this offering (such certificate of incorporation being “our new certificate of incorporation”) will include a provision that eliminates the personal liability of our directors for monetary damages to the extent permitted by Section 102 of the DGCL.

Section 145 of the DGCL provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).

The bylaws that we intend to adopt prior to the consummation of this offering (such bylaws being “our new bylaws”) will provide for indemnification of our officers, directors, employees and agents to the extent and under the circumstances permitted under the DGCL.

In addition to the indemnification to be provided by our new bylaws, prior to the consummation of this offering, we will enter into agreements to indemnify our directors and executive officers. These agreements, subject to certain exceptions, will require us to, among other things, indemnify these directors and executive officers for certain expenses, including attorney fees, witness fees and expenses, expenses of accountants and other advisors, and the premium, security for and other costs relating to any bond, arising out of that person’s services as a director or officer of us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

The placement agency agreement to be filed as Exhibit 1.1 will provide for indemnification by the placement agent of us, our directors and officers, and by us of the placement agent, for some liabilities arising under the Securities Act, and affords some rights of contributions with respect thereto.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

The following list sets forth information regarding all securities sold by us since January 1, 2008.

1.	On August 20, 2010, Applied Medical Corporation (the “Company” or “we”) issued an aggregate of 9,792,618 shares of common stock and 7,009,998 shares of preferred stock to the former stockholders of Applied Medical Resources Corporation (“AMR”) in connection with the Company’s reorganization as a Delaware holding company. In connection with the reorganization whereby the Company became the holding company of AMR, stock options to purchase an aggregate of 2,978,675 shares of common stock of AMR were assumed by the Company and were converted into stock options to purchase the same number of shares of the Company and for the same exercise price per share

2.	On December 2, 2010, we granted options to purchase 50,800 shares of Class B common stock to three employees under our Second Amended and Restated 2008 Stock Incentive Plan with an exercise price of $7.67 per share. No consideration was paid to us by any recipient of any of the foregoing options for the grant of such options.

3.	On December 2, 2010, we granted options to purchase 141,000 shares of Class B common stock to eight employees of the Company under our Second Amended and Restated 2008 Stock Incentive Plan with an exercise price of $7.67 per share. No consideration was paid to us by any recipient of any of the foregoing options for the grant of such options.

4.	On December 10, 2010, we granted options to purchase 207,500 shares of Class B common stock to our five named executive officers under our Second Amended and Restated 2008 Stock Incentive Plan with an exercise price of $7.67 per share. No consideration was paid to us by any recipient of any of the foregoing options for the grant of such options.

5.	On March 18, 2011, we granted restricted share awards and options to purchase 427,300 shares of Class B common stock to 184 employees of the Company under our Second Amended and Restated 2008 Stock Incentive Plan with an exercise price of $10.50 per share. No consideration was paid to us by any recipient of any of the foregoing options for the grant of such options.

6.	On March 18, 2011, we granted options to purchase 132,000 shares of Class B common stock to 15 persons, including outside directors, officers and other key employees of the Company, under our Second Amended and Restated 2008 Stock Incentive Plan with an exercise price of $10.50 per share. No consideration was paid to us by any recipient of any of the foregoing options for the grant of such options.

7.	On October 25, 2011, we granted options to purchase 1,270,800 shares of Class B common stock, with an exercise price of $15.75 per share, and restricted share awards of 323,200 shares of Class B common stock to our five named executive officers, four outside directors and other officers and key employees of the Company under our Third Amended and Restated 2008 Stock Incentive Plan. No consideration was paid to us by any recipient of any of the foregoing options for the grant of such options.

8.	On October 25, 2011, we granted options to purchase 1,000 shares of Class A common stock, with an exercise price of $14.96 per share to a consultant to the Company under our Third Amended and Restated 2008 Stock Incentive Plan. No consideration was paid to us by the recipient of any of the foregoing options for the grant of such options.

9.	On October 25, 2011, we granted options to purchase 46,000 shares of Class B common stock, with an exercise price of $15.75 per share, and restricted share awards of 11,500 shares of Class B common stock to two employees of the Company who are non-U.S. persons under our Third Amended and Restated 2008 Stock Incentive Plan. No consideration was paid to us by any recipient of any of the foregoing options for the grant of such options.

10.	From August 1, 2011 to October 31, 2011, holders of 148,311 shares of Class B common stock voluntarily converted their shares into 148,311 shares of Class A common stock.

11.	From August 20, 2010 to October 31, 2011, options to purchase 2,078,744 shares of Class B common stock were exercised, generating aggregate proceeds to the Company of $15 million.

The offers, sales and issuances of the securities described in paragraph 1 were exempt from registration under the Securities Act in reliance upon Section 3(a)(10) of the Securities Act in that a determination of fairness was made by the California Corporations Commissioner on July 14, 2010 following a fairness hearing conducted in accordance with Section 25142 of the California Corporate Securities Law of 1968, as amended.

The offers, sales and issuances of the options and common stock described in paragraphs 2, 5 and 8 above were exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under such rule. The recipients of such securities were our employees, directors or bona fide consultants and received the securities under our stock incentive plan. Appropriate legends were affixed to the securities issued in these transactions.

The offers, sales and issuances of the securities described in paragraphs 3, 4, 6 and 7 above were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder in that the issuance of such securities to the recipients thereof did not involve a public offering. Each recipient of the securities in these transactions represented his or her intention to acquire the securities for investment only and not with a view to, or for resale in connection with, any distribution thereof, and appropriate legends were affixed to the share certificates issued in each such transaction. In each case, the recipient was an “accredited investor” as defined under Regulation D.

The offers, sales and issuances of the securities described in paragraph 9 above were exempt from registration under the Securities Act in reliance on Regulation S.

The offers, sales and issuances of the Class A common stock described in paragraph 10 above were exempt from registration under the Securities Act in reliance on Section 3(a)(9) of the Securities Act.

The offers, sales and issuances of the securities described in paragraph 11 above were exempt from registration under the Securities Act in reliance on a combination of Rule 701, in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under such rule, Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, in that the issuance of such securities to the recipients thereof did not involve a public offering. Each recipient of the securities in these transactions in reliance on Section 4(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder represented his or her intention to acquire the securities for investment only and not with a view to, or for resale in connection with, any distribution thereof, and appropriate legends were affixed to the share certificates issued in each such transaction. In each case, the recipient was an “accredited investor” as defined under Regulation D.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit Number	Title
1.1**	Form of Placement Agency Agreement

3.1**	Form of Third Amended and Restated Certificate of Incorporation of Applied Medical Corporation

3.2**	Form of Amended and Restated By-Laws of Applied Medical Corporation

3.3**	Specimen of stock certificate for Class A common stock

4.1**	Voting Agreement, dated as of February 18, 2011, by and among Applied Medical Corporation and its Security Holders party thereto

4.2**	Amended and Restated Master Rights Agreement, dated as of November 8, 1991, by and among Applied Medical Resources Corporation and its Security Holders party thereto

4.3**	Amendment to Amended and Restated Master Rights Agreement, dated as of March 29, 2010, by and among Applied Medical Corporation, Applied Medical Resources Corporation and the parties thereto

5.1**	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

10.1**	Form of Officer and Director Indemnification Agreement

10.2**	Third Amended and Restated 2008 Stock Incentive Plan

10.3**	Form of Stock Option Agreement

21.1**	List of Subsidiaries

23.1*	Consent of Independent Registered Public Accounting Firm

23.2**	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in Exhibit 5.1)

24.1	Power of Attorney (included on signature page of the Registration Statement)

*	Filed herewith
**	To be filed by amendment

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rancho Santa Margarita, California, on November 14, 2011.

APPLIED MEDICAL CORPORATION

By:	/S/ SAID S. HILAL
Said S. Hilal
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Said S. Hilal, Nabil Hilal and Samir Tall, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully so or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, the following persons have signed this Registration Statement in the capacities and on the date indicated.

/S/ SAID S. HILAL Said S. Hilal	President, Chief Executive Officer and Director	November 14, 2011

/S/ NABIL HILAL Nabil Hilal	Director and Group President, Technology	November 14, 2011

/S/ SAMIR TALL Samir Tall	Chief Financial Officer	November 14, 2011

/S/ KARI WILLIAMSON Kari Williamson	Chief Accounting Officer	November 14, 2011

/S/ DENNIS FOWLER Dennis Fowler, M.D.	Director	November 14, 2011

/S/ MARK P. DE RAAD Mark P. de Raad	Director	November 14, 2011

/S/ LESLEE A. TEMPLE Leslee A. Temple, FASLA	Director	November 14, 2011

/S/ THOMAS M. KASTEN Thomas M. Kasten	Director	November 14, 2011

/S/ T. PETER THOMAS T. Peter Thomas	Director	November 14, 2011

EXHIBIT INDEX

Exhibit Number	Title
1.1**	Form of Placement Agency Agreement

3.1**	Form of Third Amended and Restated Certificate of Incorporation of Applied Medical Corporation

3.2**	Form of Amended and Restated By-Laws of Applied Medical Corporation

3.3**	Specimen of stock certificate for Class A common stock

4.1**	Voting Agreement, dated as of February 18, 2011, by and among Applied Medical Corporation and its Security Holders party thereto

4.2**	Amended and Restated Master Rights Agreement, dated as of November 8, 1991, by and among Applied Medical Resources Corporation and its Security Holders party thereto

4.3**	Amendment to Amended and Restated Master Rights Agreement, dated as of March 29, 2010, by and among Applied Medical Corporation, Applied Medical Resources Corporation and the parties thereto

5.1**	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

10.1**	Form of Officer and Director Indemnification Agreement

10.2**	Third Amended and Restated 2008 Stock Incentive Plan

10.3**	Form of Stock Option Agreement

21.1**	List of Subsidiaries

23.1*	Consent of Independent Registered Public Accounting Firm

23.2**	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in Exhibit 5.1)

24.1	Power of Attorney (included on signature page of the Registration Statement)

*	Filed herewith
**	To be filed by amendment